SEC
Mail Processing
Section

APR 20 2012

Washington DC
403



April 20, 2012

Dear Fellow Stockholders,

You are invited to attend our 2012 annual meeting of stockholders. The meeting will be held on Friday, May 18, 2012, at 8:00 a.m., Eastern Time, at the Wright Express Corporation Long Creek Campus located at 225 Gorham Road, South Portland, Maine.

At the meeting we will:

- elect three directors for three-year terms,
- conduct an advisory vote on executive compensation,
- vote to ratify the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the year ending December 31, 2012, and
- consider any other business properly coming before the meeting.

Whether or not you attend the annual meeting, it is important that your shares be represented and voted at the meeting. As a stockholder of record, you can vote your shares by signing and dating the enclosed proxy card and returning it by mail in the enclosed envelope. If you decide to attend the annual meeting and vote in person, you may then revoke your proxy. If you hold your stock in "street name," you should follow the instructions provided by your bank, broker or other nominee.

On behalf of the Board of Directors and the employees of Wright Express Corporation, we would like to express our appreciation for your continued interest in the Company.

Sincerely,

Michael E. Dubyak
CHAIRMAN OF THE BOARD,
PRESIDENT AND CHIEF EXECUTIVE OFFICER



NOTICE OF 2012 ANNUAL MEETING OF STOCKHOLDERS

April 20, 2012

The 2012 annual meeting of stockholders of Wright Express Corporation will be held on Friday, May 18, 2012, at 8:00 a.m., Eastern Time, at the Wright Express Corporation Long Creek Campus located at 225 Gorham Road, South Portland, Maine, 04106. At the meeting we will:

- elect three directors for three-year terms,
- conduct an advisory vote on executive compensation,
- vote to ratify the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the year ending December 31, 2012, and
- consider any other business properly coming before the meeting.

Important Notice Regarding the Availability of Proxy Materials for the Shareholder Meeting to be Held on May 18, 2012:

The proxy statement and annual report to stockholders are available at http://ir.wrightexpress.com.

Stockholders who owned shares of our common stock at the close of business on March 20, 2012 are entitled to attend and vote at the meeting and any adjournment or postponement of the meeting. A complete list of registered stockholders will be available at least 10 days prior to the meeting at our offices located at 225 Gorham Road, South Portland, Maine, 04106.

By Order of the Board of Directors,

Hilary A. Rapkin
SENIOR VICE PRESIDENT,
GENERAL COUNSEL AND
CORPORATE SECRETARY

TABLE OF CONTENTS

VOTING YOUR SHARES	1
PROPOSALS TO VOTE ON	2
THE BOARD OF DIRECTORS	4
PRINCIPAL STOCKHOLDERS	13
INDEPENDENT REGISTERED PUBLIC ACCOUNTANT	17
EXECUTIVE OFFICERS	20
EXECUTIVE COMPENSATION	22
SUMMARY COMPENSATION TABLE	37
GRANTS OF PLAN-BASED AWARDS	39
OPTION EXERCISES AND STOCK VESTED	40
OUTSTANDING EQUITY AWARDS	40
NONQUALIFIED DEFERRED COMPENSATION	42
EMPLOYMENT AGREEMENTS, SEVERANCE AND CHANGE OF CONTROL BENEFITS	44
POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT	46
SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	47
SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE	47
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	47
INFORMATION ABOUT VOTING PROCEDURES	48



This proxy statement describes the proposals on which you may vote as a stockholder of Wright Express Corporation. It contains important information to consider when voting.

The Company's board of directors, or the Board, is sending these proxy materials to you in connection with the Board's solicitation of proxies. Our annual report to stockholders and our proxy materials were first mailed on or about April 20, 2012.

Your vote is important. Please complete, execute and promptly mail your proxy card as soon as possible even if you plan to attend the annual meeting.

VOTING YOUR SHARES

Stockholders who owned the Company's common stock at the close of business on March 20, 2012, the record date, may attend and vote at the annual meeting. Each share is entitled to one vote. There were 38,848,559 shares of common stock outstanding on the record date.

How do I vote?

- You may vote by mail if you hold your shares in your own name.

You do this by completing and signing your proxy card and mailing it in the enclosed prepaid and addressed envelope.

- You may vote in person at the meeting.

We will pass out ballots to any record holder who wants to vote at the meeting. However, if you hold your shares in "street name," you must request a proxy from your stockbroker in order to vote at the meeting. Holding shares in street name means you hold them through a brokerage firm, bank or other nominee, and as a result, the shares are not held in your individual name but through someone else.

If you hold your shares in street name, you should follow the instructions provided by your bank, broker or other nominee, including any instructions provided regarding your ability to vote by telephone or through the Internet.

How do I vote my shares held in the Wright Express Corporation Employee Savings Plan?

If you participate in our Wright Express Corporation Employee Savings Plan, commonly referred to as the "401(k) Plan," shares of our common stock equivalent to the value of the common stock interest credited to your account under the plan will be voted automatically by the trustee in accordance with your instruction, if it is received by May 15, 2012. Otherwise, the share equivalents credited to your account will be voted by the trustee in the same proportion that it votes share equivalents for which it receives timely instructions from all plan participants.

Please refer to the "Information about Voting Procedures" section.

PROPOSALS TO VOTE ON

ITEM 1. *ELECTION OF DIRECTORS*

Our nominees for director this year are:

- Regina O. Sommer
- Jack VanWoerkom
- George L. McTavish

Each nominee is presently a director of the Company and has consented to serve a new three-year term.

*We recommend a vote **FOR** these nominees.*

ITEM 2. *ADVISORY VOTE ON EXECUTIVE COMPENSATION*

We are providing you with the opportunity to vote to approve, on an advisory, non-binding basis, the compensation of the executive officers named in the Summary Compensation Table under "Executive Compensation," whom we refer to as our "named executive officers" or NEOs, as disclosed in this proxy statement in accordance with the SEC's rules. This proposal, which is commonly referred to as "say-on-pay," is required by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, which added Section 14A to the Securities Exchange Act of 1934, or Exchange Act.

Our executive compensation programs are designed to attract, motivate, and retain our executive officers, who are critical to our success. The "Executive Compensation" section of this proxy statement including "Compensation Discussion and Analysis," describes in detail our executive compensation programs and the decisions made by the Compensation Committee with respect to the fiscal year ended December 31, 2011.

Wright Express' philosophy regarding executive compensation is straightforward: reward our executives for their contributions to the Company's annual and long-term performance by tying a significant portion of their total compensation to key drivers of increased stockholder value. Reflecting our pay-for-performance philosophy, a significant portion of executive compensation is performance-based, subject to increase when results exceed corporate targets, reduction when results fall below target and elimination if results do not achieve threshold levels of performance.

2011 was a very strong year for Wright Express as total revenue grew 42%. This performance was driven by continued execution against our multi-pronged growth strategy to expand our North American fleet business, diversify our revenue streams and build out our international presence. The compensation paid to our NEOs reflects their contributions to Wright Express' success in 2011. The combined achievement under the short-term incentive program, or STIP, resulted in the US NEOs receiving a STIP payment of 122% of target and Mr. Gumbley, our Executive Vice President, International, receiving a payout of 98% of target. As a result of the STIP payments, our NEOs total cash compensation, on average, was between the 50th and 75th percentiles of the market data provided by our consultants. This compensation is consistent with our overall business performance for 2011, which was in the top quartile for revenue and profit margin compared to our peer group.

Our Board is asking stockholders to approve a non-binding advisory vote on the following resolution:

> RESOLVED, that the compensation paid to Wright Express' named executive officers, as disclosed in accordance with the Securities and Exchange Commission's compensation disclosure rules, including the Compensation Discussion and Analysis, the compensation tables and any related material disclosed in this proxy statement, is hereby approved.

As an advisory vote, this proposal is not binding. The outcome of this advisory vote will not overrule any decision by the Company or the Board (or any committee of the Board), create or imply any change to the fiduciary duties of the Company or the Board (or any committee of the Board), or create or imply any additional fiduciary duties for the Company or the Board (or any committee of the Board). However, our Compensation Committee and Board value the opinions expressed by our stockholders in their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for named executive officers.

The Board has decided that the Company will hold an annual advisory vote on the compensation of our named executive officers at this year's annual meeting of stockholders and annually thereafter.

*We recommend a vote **FOR** approval of the compensation of our named executive officers.*

ITEM 3. *RATIFICATION OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2012*

The Audit Committee of the Board has selected Deloitte & Touche LLP, or D&T, as the independent registered public accounting firm for the Company's fiscal year 2012. Stockholder ratification of the appointment is not required under the laws of the State of Delaware, but the Audit Committee has decided to request that the stockholders ratify the appointment. A representative of D&T will be present at the meeting to answer appropriate questions from stockholders and will have the opportunity to make a statement on behalf of the firm, if he or she so desires.

If this proposal is not approved by our stockholders at the 2012 annual meeting, the Audit Committee will reconsider its selection of D&T. Even if the selection is ratified, the Audit Committee may, in its discretion, select a different independent registered public accounting firm at any point during the year if it determines that making a change would be in the best interests of the Company and our stockholders.

*We recommend a vote **FOR** the ratification of Deloitte & Touche LLP as our independent registered public accounting firm.*

OTHER BUSINESS

We know of no other business to be considered at the meeting, and the deadline for stockholders to submit proposals or nominations has passed. However, if:

- other matters are properly presented at the meeting, or at any adjournment or postponement of the meeting, and
- you have properly submitted your proxy, then, Michael E. Dubyak or Melissa D. Smith will vote your shares on those matters according to his or her best judgment.

THE BOARD OF DIRECTORS

BOARD LEADERSHIP

Our Board is led by our Chairman, Mr. Dubyak, who is also our President and Chief Executive Officer. The Chairman leads all meetings of the Board at which he is present, sets meeting schedules and agendas and manages information flow to the Board to ensure appropriate understanding and discussion regarding matters of interest or concern to the Board. The Chairman also has such additional powers and performs such additional duties consistent with organizing and leading the actions of the Board as may be prescribed by the Board.

In addition to our Chairman, the Board has appointed Dr. Moriarty as our Vice Chairman and Lead Director. Dr. Moriarty chairs meetings of the independent directors in executive session and chairs any meetings at which the Chairman is not present. In addition, he facilitates communications between other members of the Board and the Chairman. The Lead Director is authorized to call meetings of the independent directors and is available to consult with any of the Company's senior executives regarding any concerns an executive may have. Dr. Moriarty aids in the preparation of meeting agendas and is authorized to meet with stockholders as a representative of the independent directors.

Our Board believes that having one person serve as chairman and chief executive officer allows that individual to use his substantial knowledge gained from both roles to lead the Company most effectively, and to provide strong and consistent leadership, without risking overlap or conflict of roles. Our chief executive officer is also more familiar with our business and strategy than an independent, non-employee Chairman would be and is thus better positioned to focus the Board's agenda on the key issues facing the Company. Our Board further believes that with the appointment of Dr. Moriarty as our Vice Chairman and Lead Director, the Board has in place a leadership structure that provides an independent view of governance and business-related matters for both stockholders and other parties.

THE BOARD'S ROLE IN RISK OVERSIGHT

Our Board oversees our risk management processes directly, and through a risk management program overseen by the Company's Senior Vice President, General Counsel and Corporate Secretary, who reports directly to the Chief Executive Officer. Risks are identified and prioritized by our management, and each prioritized risk is then referred by the full Board to either the Board or a Board committee for oversight. In general, our Board oversees risk management activities relating to business strategy, acquisitions, capital allocation, organizational structure and certain operational risks; our Audit Committee oversees risk management activities related to financial controls and legal and compliance risks; our Compensation Committee oversees risk management activities relating to the Company's compensation policies and practices and management succession planning; and our Corporate Governance Committee oversees risk management activities relating to Board composition. In addition, the Board receives periodic assessments, as necessary, from each committee with regard to its respective oversight activities, and annually reviews the Company's risk management program as a whole.

MEMBERS OF THE BOARD OF DIRECTORS

Regina O. Sommer
Age 54
Class I
Director Since 2005
Term Expires 2012

Since March 2005, Ms. Sommer has been a financial and business consultant. From January 2002 until March 2005, Ms. Sommer served as Vice President and Chief Financial Officer of Netegrity, Inc., a leading provider of security software solutions, which was acquired by Computer Associates International, Inc. in November 2004. From October 1999 to April 2001, Ms. Sommer was Vice President and Chief Financial Officer of Revenio, Inc., a privately-held customer relationship management software company. Ms. Sommer was Senior Vice President and Chief Financial Officer of Open Market, Inc., an Internet commerce and information publishing software firm, from 1997 to 1999 and Vice President and Chief Financial Officer from 1995 to 1997. From 1989 to 1994, Ms. Sommer was Vice President at The Olsten Corporation and Lifetime Corporation, providers of staffing and healthcare services. From 1980 to 1989, Ms. Sommer served in various positions from staff accountant to senior manager at PricewaterhouseCoopers. Ms. Sommer has served on the Board of SoundBite Communications, Inc. since 2006, where she is the chair of the Audit Committee and a member of the Compensation Committee. SoundBite is a leading provider of automated voice and text messaging solutions that are delivered through a software as a service model. Ms. Sommer also sat on the Board of ING Direct from January 2008 until February 2012, and served as a member of the Audit, Risk Oversight & Investment and the Governance & Conduct Review Committees. In addition, she has sat on the board of Insulet Corporation since 2008, a publicly held provider of an insulin infusion system for people with insulin-dependent diabetes. She also serves on Insulet's Audit Committee and is the chair of the Nominating Committee.

The Board concluded that Ms. Sommer is well suited to serve as a director of the Company because of her past experience as the chief financial officer of two publicly-traded companies. In addition, she brings significant financial expertise across a broad range of industries relevant to the Company's business, including banking, software development and auditing.

Jack VanWoerkom
Age 58
Class I
Director Since 2005
Term Expires 2012

Mr. VanWoerkom was employed by The Home Depot, Inc., a home improvement retailer, as Executive Vice President, General Counsel and Corporate Secretary from June 2007 until June 2011. Previously, Mr. VanWoerkom served as Executive Vice President, General Counsel and Secretary of Staples, Inc., an office supply retailer, from March 2003 to June 2007. Before that, Mr. VanWoerkom was Senior Vice President, General Counsel and Secretary of Staples from March 1999 to March 2003.

The Board concluded that Mr. VanWoerkom is well suited to serve as a director of the Company because of his experience with international operations, corporate governance and corporate transactions.

George L. McTavish
Age 70
Class I
Director Since 2007
Term Expires 2012

Since October 2004, Mr. McTavish has served as the Chairman and CEO of Source Medical Corporation, an outpatient information solutions and services provider for ambulatory surgery centers and rehabilitation clinics. Before joining Source Medical, Mr. McTavish served as Chairman and CEO of BenView Capital, a private investment company from December 2001 to October 2004. Prior to BenView, Mr. McTavish was a full-time consultant for Welsh Carson Anderson & Stowe, an investment buy-out firm in New York City. From 1987 to 1997, Mr. McTavish was Chairman and CEO of Comdata, a provider of information services, financial services and software to the transportation industry. Following the acquisition of Comdata Corporation by Ceridian Corporation in 1995, he was also named as an EVP of Ceridian. He had joined Comdata after serving as chairman and CEO of Hogan Systems, a provider of enterprise software systems to the banking and financial services industries. Mr. McTavish is also a member of the boards of directors of several private businesses.

The Board concluded that Mr. McTavish is well suited to serve as a director of the Company because of his experience as the Chairman and CEO of an information services company and experience as the CEO of several large organizations.

Shikhar Ghosh
Age 54
Class II
Director Since 2005
Term Expires 2013

Since August 2008, Mr. Ghosh has been a Professor in the Entrepreneurial Management Unit of Harvard Business School. From June 2006 until December 2007, Mr. Ghosh was the CEO of Risk Syndication for the Kessler Group, where he enabled bank clients and their endorsing partners to market credit cards. Mr. Ghosh is also currently the Chairman of two venture-backed companies, Rave Wireless, Inc. and Skyhook Wireless. Rave Wireless builds mobile applications for universities, Skyhook is developing a national positioning system based on WiFi technology. From June 1999 to June 2004, Mr. Ghosh was Chairman and Chief Executive Officer of Verilytics Technologies, LLC, an analytical software company focused on the financial services industry. In 1993, Mr. Ghosh founded Open Market, Inc., an Internet commerce and information publishing software firm. From 1988 to 1993, Mr. Ghosh was the chief executive officer of Appex Corp., a technology company that was sold to Electronic Data Systems Corporation in 1990. From 1980 until 1988, Mr. Ghosh served in various positions with The Boston Consulting Group, and was elected as a worldwide partner and a director of the firm in 1988.

The Board concluded that Mr. Ghosh is well suited to serve as a director of the Company because of his experience with various technology-related ventures and record of founding companies that have operated in emerging markets.

Kirk P. Pond
Age 67
Class II
Director Since 2005
Term Expires 2013

From June 1996 until May 2005, Mr. Pond was the President and Chief Executive Officer of Fairchild Semiconductor International, Inc., one of the largest independent, international semiconductor companies. He was the Chairman of the Board of Directors of that company from March 1997 until June 2006 and retired from its board in May 2007. Prior to Fairchild Semiconductor's separation from National Semiconductor, Mr. Pond had held several executive positions with National Semiconductor, including Executive Vice President and Chief Operating Officer and was in the office of the President. Mr. Pond had also held executive management positions with Texas Instruments and Timex Corporation. Mr. Pond is also a former director of the Federal Reserve Bank of Boston. Mr. Pond has been a director of Brooks Automation, Inc., a leading worldwide provider of automation solutions and integrated subsystems to the global semiconductor and related industries, since 2007, where he serves on the compensation committee. Mr. Pond has also been a director of Sensata Technologies Holding N.V., a sensor and electrical protection device manufacturer, since March 2011.

The Board concluded that Mr. Pond is well suited to serve as a director of the Company because of his experience directing a large, publicly traded company with international operations and experience with the technology industry.

Rowland T. Moriarty
Age 65
Class III
Director Since 2005
Term Expires 2014

Dr. Moriarty served as the non-executive Chairman of the Board of Directors of Wright Express Corporation from 2005 until May 2008 and has served as the Vice Chairman and Lead Director since May 2008. He has been Chairman and Chief Executive Officer of Cubex Corporation, a privately-held consulting company, since 1992. From 1981 to 1992, Dr. Moriarty was a professor of business administration at Harvard Business School. Dr. Moriarty has served on the Boards of Directors of Staples, Inc., an office products company, CRA International, Inc., an economic, financial and management consulting services firm and Virtusa Corporation, a global information technology services company, since 1986, 2002 and 2006, respectively.

The Board concluded that Mr. Moriarty is well suited to serve as a director of the Company because of his experience across a broad spectrum of industries gained as the chairman of CRA International, Inc., as well as his experience as a member of the board of directors of other publicly-traded companies.

Michael E. Dubyak
Age 61
Class III
Director Since 2005
Term Expires 2014

Mr. Dubyak has served as our President and Chief Executive Officer since August 1998 and was elected as Chairman of the Board of Directors in May 2008. From November 1997 to August 1998, Mr. Dubyak served as our Executive Vice President of U.S. Sales and Marketing. From January 1994 to November 1997, Mr. Dubyak served us in various senior positions in marketing, marketing services, sales, business development and customer service. From January 1986 to January 1994, he served as our Vice President of Marketing. Mr. Dubyak has more than 30 years of experience in the payment processing, information management services and vehicle fleet and fuel industries.

The Board concluded that Mr. Dubyak is well suited to serve as a director of the Company because of his long experience with the Company and knowledge of the fleet card and payment processing industries.

Ronald T. Maheu
Age 69
Class III
Director Since 2005
Term Expires 2014

Mr. Maheu retired in July 2002 from PricewaterhouseCoopers, where he was a senior partner since 1998. Since 2002, Mr. Maheu has been a financial and business consultant. Mr. Maheu was a founding member of Coopers & Lybrand's board of partners. Following the merger of Price Waterhouse and Coopers & Lybrand in 1998, Mr. Maheu served on both the U.S. and global boards of partners and principals of PricewaterhouseCoopers until June 2001. Since January 2003, Mr. Maheu has served on the Board of Directors and serves on the Audit, Executive and Governance Committees of CRA International, Inc., an international consulting firm headquartered in Boston, Massachusetts. Mr. Maheu also serves on the Board of Directors and the Audit Committee of Virtusa Corporation, a global information technology services company. Mr. Maheu is a certified public accountant.

The Board concluded that Mr. Maheu is well suited to serve as a director of the Company because of his experience with public accounting and subsequent experience as a member of the board of directors of several publicly-traded companies.

NUMBER OF DIRECTORS AND TERMS

Our certificate of incorporation provides that our Board shall consist of such number of directors as is fixed by our By-Laws. Our By-Laws provide that our Board shall consist of such number of directors as from time to time is fixed exclusively by resolution of the Board. Currently, the Board has fixed the size of the Board at eight directors, who serve staggered terms as follows:

- each director who is elected at an annual meeting of stockholders serves a three-year term and until such director's successor is duly elected and qualified, subject to such director's earlier death, resignation or removal,
- the directors are divided into three classes,
- the classes are as nearly equal in number as possible, and
- the term of each class begins on a staggered schedule.

BOARD AND COMMITTEE MEETINGS

The Board held six meetings in 2011. Each of our directors attended at least 75 percent of the aggregate number of meetings of the board and meetings of the board committees on which he or she served in 2011. Our independent directors meet in executive session in at least one regularly scheduled in-person Board meeting each year. As provided in our Corporate Governance Guidelines, we expect directors to attend the annual meeting of stockholders. All of our directors attended the 2011 annual meeting of stockholders.

Our Board has created the following committees:

NAME OF COMMITTEE AND MEMBERS	COMMITTEES OF THE BOARD OF DIRECTORS	NUMBER OF MEETINGS IN 2011
Audit Ronald T. Maheu (Chair) Regina O. Sommer George L. McTavish	The Audit Committee must be comprised of at least three directors appointed by a majority of the Board. The Audit Committee oversees our accounting and financial reporting processes, as well as the audits of our financial statements and internal control over financial reporting. All members of the Audit Committee are independent under the rules of the New York Stock Exchange, or the NYSE, and the applicable rules of the Securities and Exchange Commission, or the SEC. In addition, each member of the Audit Committee is required to have the ability to read and understand fundamental financial statements. Unless determined otherwise by the Board, the Audit Committee shall have at least one member who qualifies as an "audit committee financial expert" as defined by the rules of the SEC. Our Board has determined that Mr. Maheu qualifies as an "audit committee financial expert."	9
Compensation Kirk P. Pond (Chair) Shikhar Ghosh Regina O. Sommer	The Compensation Committee must be comprised of at least two directors appointed by a majority of the Board. The Compensation Committee oversees the administration of our equity incentive plans and certain of our benefit plans, reviews and administers all compensation arrangements for executive officers and our Board and establishes and reviews general policies relating to the compensation and benefits of our officers and employees. All members of the Compensation Committee are independent under the rules of the NYSE.	6
Corporate Governance Jack VanWoerkom (Chair) Shikhar Ghosh Rowland T. Moriarty Kirk P. Pond	The Corporate Governance Committee is comprised of that number of directors as our Board shall determine. Currently, there are four directors serving on the committee. The Corporate Governance Committee's responsibilities include identifying and recommending to the Board appropriate director nominee candidates and providing oversight with respect to corporate governance matters. All members of the Corporate Governance Committee are independent under the rules of the NYSE.	4
Finance Committee Rowland T. Moriarty (Chair) George L. McTavish Michael E. Dubyak	The Finance Committee is comprised of that number of directors as our Board shall determine. Currently, there are three directors serving on the committee. The Finance Committee's responsibilities include advising the Board and the Company's management regarding potential corporate transactions, including strategic investments, mergers, acquisitions and divestitures. The Finance Committee also oversees the Company's debt or equity financings, credit arrangements, investments, and capital structure and capital policies.	9

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

No member of our Compensation Committee (the members of which are listed in the table in the "Board and Committee Meetings" section) is or was one of our or our subsidiaries' former officers or employees. During 2011, there were no Compensation Committee interlocks as required to be disclosed under SEC rules.

DIRECTOR COMPENSATION

In 2010, the compensation committee requested that DolmatConnell & Partners, Inc., or DC&P, review our director compensation plan and provide the committee with recommendations on any changes to meet the following objectives of the compensation plan:

- Attract and retain directors
- Compensate our directors for the investment of time they make to support the Company
- Align director compensation with stockholder interests

The committee reviewed DC&P's analysis and agreed that no significant changes to the Wright Express Corporation Non-Employee Director Compensation Plan were necessary to meet the above objectives for 2011.

The plan split the director retainer between cash and equity as shown below to meet our objectives of attracting and retaining directors while aligning director compensation with stockholder interests.

Compensation[1]	
Annual lead director cash retainer [2]	$ 52,700
Annual lead director equity retainer [2][3]	$102,300
Annual director cash retainer	$ 35,000
Annual director equity retainer [3]	$ 70,000
Board and committee attendance fee [4]	$ 2,000
Finance Committee cash retainer	$ 16,000
Audit Committee chair cash retainer	$ 25,000
Compensation Committee chair cash retainer	$ 12,000
Corporate Governance Committee chair cash retainer	$ 12,000
Finance Committee chair cash retainer	$ 15,000
New director equity grant	$ 50,000

(1) Members of our Board who are also our employees received no compensation for serving as a director.

(2) The lead director received the cash retainer and equity grant associated with being the lead director and did not receive payment of the annual director cash retainer and annual director equity retainer.

(3) Equity retainers are granted at the time of the Annual Stockholders' Meeting. The number of restricted stock units granted is determined by dividing the amount shown above by the then current stock price. Such restricted stock units, or RSUs, vest ratably over a three year period.

(4) Members of the M&A committee, the predecessor committee to the Finance Committee, received no committee attendance fees.

Director Compensation

Name	Fees Earned or Paid in Cash ($)	Stock Awards [1] ($)	Total ($)
Shikhar Ghosh	63,000	69,956	132,956
Ronald T. Maheu	88,000	69,956	157,956
George L. McTavish	81,000	69,996	150,956
Rowland T. Moriarty	103,700	102,268	205,968
Kirk P. Pond	75,000	69,956	144,956
Regina O. Sommer	73,000	69,956	142,956
Jack VanWoerkom	65,000	69,956	134,956

(1) This column is the fair value of stock awards granted on May 20, 2011. The fair value of these awards was determined in accordance with accounting standards. For the Board of Directors, the Compensation Committee decided to use the closing price of our common stock as reported by the New York Stock Exchange on the day that the award is granted as the fair market value of the common stock. The aggregate number of RSUs outstanding for each director as of December 31, 2011 is as follows: Mr. Ghosh — 3,801; Mr. Maheu — 3,801; Mr. McTavish — 3,801; Dr. Moriarty — 5,555; Mr. Pond — 3,801; Ms. Sommer — 3,801; and Mr. VanWoerkom — 3,801.

2012 Non-Employee Director Compensation Plan Amendments

In 2011, at the request of the compensation committee, Pearl Meyer and Partners, conducted a thorough analysis of our director compensation programs including peer group and general market comparisons. As a result of this analysis, on December 1, 2011, the Compensation Committee adopted amendments effective January 1, 2012. Under the amended plan, effective January 1, 2012, directors are paid in accordance with the following schedule:

Annual Cash Retainers

The Company shall pay each non-employee board member the following annual cash retainer(s) based upon his or her service. All payments hereunder shall be made in equal quarterly amounts.

Annual Lead Director Cash Retainer	$75,000
Annual Director Cash Retainer (other than Lead Director)	$50,000
Audit Committee Chair Cash Retainer	$30,000
Compensation Committee Chair Cash Retainer	$20,000
Finance Committee Chair Cash Retainer	$20,000
Governance Committee Chair Cash Retainer	$15,000
Finance Committee Member Cash Retainer (other than Committee Chair)	$10,000
Audit Committee Member Cash Retainer (other than Committee Chair)	$15,000
Compensation Committee Member Cash Retainer (other than Committee Chair)	$10,000
Governance Committee Member Cash Retainer (other than Committee Chair)	$ 7,500

To the extent a director is appointed at a time other than the annual stockholders' meeting, any Annual Cash Retainers is prorated.

Equity Retainers

All directors other than the Lead Director shall, at the time of the annual stockholders' meeting, be granted a number of RSUs worth the equivalent of $90,000 at the then current stock price. Those RSUs vest on the first anniversary of the date of grant. The Lead Director shall, at the time of the annual stockholders' meeting, be granted a number of RSUs worth the equivalent of $115,000 at the then current stock price. Those RSUs also vest on the first anniversary of the date of grant.

New Director Equity Grants

All new directors shall be granted a number of RSUs worth the equivalent of $50,000 at the then current stock price. Those RSUs will be granted at the next annual stockholders' meeting after their appointment and will vest on the first anniversary of the date of grant.

Fee Deferral

Directors may defer all or part of their cash fees and equity retainers into deferred stock units which will be payable in Company shares to the Director 200 days following cessation of Board service.

Expense Reimbursement

Directors are reimbursed by the Company for their out-of-pocket travel and related expenses incurred in attending all Board and committee meetings.

NON-EMPLOYEE DIRECTOR OWNERSHIP GUIDELINES

On September 7, 2006, the Compensation Committee established and approved equity ownership guidelines for all non-employee directors. "Equity" for the purpose of these guidelines is defined to include shares of the Company's common stock, vested restricted stock units and deferred stock units. Under the guidelines of the equity ownership program, all directors are expected to own equity equal in value to at least three times each director's annual director cash retainer or lead director cash retainer. The Compensation Committee assesses progress against the guidelines each year on July 31. Directors have three years from July 31, 2007, or, if later, three years following their appointment to the Board, to achieve this level of ownership. All of our non-executive directors exceed the holdings in the guidelines.

PRINCIPAL STOCKHOLDERS

This table shows common stock that is beneficially owned by our directors, our chief executive officer, our chief financial officer and our next three most highly compensated executive officers as of December 31, 2011, whom we refer to as our "named executive officers," and all persons known to us to own 5 percent or more of the outstanding Company common stock, as of March 20, 2012.

AMOUNT AND NATURE OF SHARES BENEFICIALLY OWNED

Name and Address[1]	Common Stock Owned[2]	Right To Acquire[3]	Total Securities Owned[4]	Percent of Outstanding Shares
Principal Stockholders:				
BlackRock Inc.[5] 40 East 52nd Street New York NY 10022	2,821,566	—	2,821,566	7.3%
TimesSquare Capital Management, LLC[6] 1177 Avenue of the Americas — 39th Floor New York, NY 10036	2,590,411	—	2,590,411	6.7%
Wellington Management Company, LLP[7] 280 Congress Street Boston, MA 02210	2,096,336	—	2,096,336	5.4%
The Vanguard Group, Inc.[8] 100 Vanguard Blvd Malvern, PA 19355	2,009,077	—	2,009,077	5.2%
Neuberger Berman Inc.[9] 605 Third Avenue New York, NY 10158	1,944,406	—	1,944,406	5.0%
Executive Officers and Directors:				
Michael E. Dubyak	95,462	87,412	182,874	*
Steven A. Elder	8,377	5,258	13,635	*
Melissa D. Smith	23,374	23,507	47,881	*
David D. Maxsimic	24,800	6,091	30,891	*
Gareth J. Gumbley	889	1,268	2,157	*
Shikhar Ghosh	2,400	437	2,561	*
Ronald T. Maheu	7,152	2,193	9,345	*
George L. McTavish	4,000	437	4,086	*
Rowland T. Moriarty[10]	75,761	3,206	78,967	*
Kirk P. Pond[11]	21,352	2,193	23,545	*
Regina O. Sommer	5,452	2,193	7,645	*
Jack VanWoerkom	8,152	2,193	10,345	*
Directors and Executive Officers as a Group (19 Persons)[12]	336,998	152,561	488,932	1.3%

* Less than 1%

(1) Unless otherwise noted, the business address for the individual is care of Wright Express Corporation, 97 Darling Avenue, South Portland, ME 04106.

(2) Unless otherwise noted, includes shares for which the named person has sole voting and investment power or has shared voting and investment power with his or her spouse. Excludes shares that may be acquired through stock option exercises or that are restricted stock unit holdings. This table does not include the following number of shares which will be acquired by our non-employee directors 200 days after their retirement from our Board: 23,738 shares by Mr. Ghosh; 9,023 shares by Mr. Maheu; 20,350 shares by

Mr. McTavish; 11,999 shares by Dr. Moriarty; 6,498 shares by Mr. Pond; 6,564 shares by Ms. Sommer, and 6,606 shares by Mr. VanWoerkom. All shares identified in this column are held through brokerage accounts and are believed to be pledged as security.

(3) Includes shares that can be acquired through stock option exercises or the vesting of restricted stock units through May 19, 2012. Excludes shares that may not be acquired until after May 19, 2012. This table does not include the following number of shares which will be acquired by our non-employee directors 200 days after their retirement from our Board: 1,756 shares by Mr. Ghosh and 1,756 shares by Mr. McTavish.

(4) Includes common stock and shares that can be acquired through stock option exercises or the vesting of restricted stock units through May 19, 2012.

(5) This information was reported on a Schedule 13G filed by BlackRock Inc. ("BlackRock") with the SEC on February 10, 2012. The Schedule 13G/A reported that BlackRock has sole voting power over 2,821,566 shares and has sole power to dispose 2,821,566 shares. The percentage reported is based on the assumption that BlackRock has beneficial ownership of 2,821,566 shares of common stock on March 20, 2012.

(6) This information was reported on a Schedule 13G/A filed by TimesSquare Capital Management, LLC ("TimesSquare") with the SEC on February 8, 2012. The Schedule 13G/A reported that TimesSquare has sole voting power over 2,177,211 shares and sole power to dispose of 2,590,411 shares. The percentage reported is based on the assumption that TimesSquare holds 2,590,411 shares of common stock on March 20, 2012.

(7) This information was reported on a Schedule 13G filed by Wellington Management Company, LLP with the SEC on February 14, 2012. The Schedule 13G indicates that each has shared voting power over 1,870,513 shares and shared dispositive power over 2,096,336 shares. The percentage reported is based on the assumption that Wellington Management Company, LLP has beneficial ownership of 2,096,336 shares of common stock on March 20, 2012.

(8) This information was reported on a Schedule 13G filed by The Vanguard Group, Inc. with the SEC on February 6, 2012. The Schedule 13G reported that each has sole voting power over 53,414 shares, sole dispositive power over 1,955,633 shares and shared dispositive power over 53,414 shares. The percentage reported is based on the assumption that The Vanguard Group, Inc. has beneficial ownership of 2,009,077 shares of common stock on March 20, 2012.

(9) This information was reported on a Schedule 13G/A filed by Neuberger Berman Inc. and Neuberger Berman, LLC with the SEC on February 14, 2012. The Schedule 13G/A indicates that each has sole voting power over 1,472,947 shares and shared dispositive power over 1,944,406 shares. The percentage reported is based on the assumption that each has beneficial ownership of 1,944,406 shares of common stock on March 20, 2012.

(10) Includes 19,000 shares held indirectly through Rubex, LLC and 9,000 shares held indirectly through the Moriarity Family Charitable Trust. Dr. Moriarty is the Chief Investment Officer and Managing Member of Rubex, LLC and disclaims beneficial ownership of those shares except to the extent of his pecuniary interest in them. Dr. Moriarty disclaims beneficial ownership of the Moriarity Family Charitable Trust shares except to the extent of his pecuniary interest in them.

(11) Includes 2,500 shares held indirectly through the Pond Family Foundation; 700 shares held indirectly through the Loretta A. Pond Trust; and 3,000 shares held by Mr. Pond's spouse. Mr. Pond disclaims beneficial ownership of those shares except to the extent of his pecuniary interest in them.

(12) In addition to the officers and directors named in this table, seven other executive officers were members of this group as of March 20, 2012.

DIRECTOR INDEPENDENCE

We have considered the independence of each member of the Board. To assist us in our determination, we reviewed NYSE requirements and our general guidelines for independence, which are part of our corporate governance guidelines.

To be considered independent: (1) a director must be independent as determined under Section 303A.02(b) of the NYSE Listed Company Manual and (2) in the Board's judgment, the director must not have a material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company).

The Board has established guidelines to assist it in determining whether a director has a material relationship with the Company. Under these guidelines, a director will not be considered to have a material relationship with the Company if (1) he or she is independent as determined under Section 303A.02(b) of the NYSE Listed Company Manual and (2) he or she: (i) serves as an executive officer of another company which is indebted to the Company, or to which the Company is indebted, provided that the total amount of either company's indebtedness to the other is less than one percent of the total consolidated assets of the company he or she serves as an executive officer; (ii) serves as an officer, director or trustee of a tax exempt organization, provided that the Company's discretionary contributions to such organization are less than the greater of $1 million or 2 percent of that organization's consolidated gross revenues; or (iii) serves as a director of another company with which the Company engages in a business transaction or transactions, provided that the director owns less than 5 percent of the equity interests of such other company and recuses himself or herself from deliberations of the Board with respect to such transactions. In addition, ownership of a significant amount of the Company's stock, by itself, does not constitute a material relationship. For relationships not covered by the guidelines set forth above, the determination of whether a material relationship exists shall be made by the other members of the Board of Directors who are independent as defined above.

Based on our guidelines and NYSE corporate governance standards, we have determined that the following directors are independent: Shikhar Ghosh, Ronald T. Maheu, George L. McTavish, Rowland T. Moriarty, Kirk P. Pond, Regina O. Sommer and Jack VanWoerkom.

DIRECTOR NOMINATIONS

The Corporate Governance Committee is composed entirely of independent directors as determined by the Board in accordance with its independence guidelines and the listing standards of the NYSE. Among the committee's responsibilities is recommending candidates for nomination to the Board. In that capacity, the Corporate Governance Committee, with Mr. VanWoerkom abstaining, recommended Mr. VanWoerkom for election by our stockholders and, unanimously recommended Mr. McTavish and Ms. Sommer for election. Mr. VanWoerkom and Ms. Sommer have served as members of our Board since February 2005 and Mr. McTavish has served as a member of our Board since 2007.

The Corporate Governance Committee will consider candidates nominated by stockholders for next year's meeting in the same manner as candidates nominated by the Corporate Governance Committee. If the Board determines to nominate a stockholder-recommended candidate and recommends his or her election, then that nominee's name will be included in the proxy card for the next annual meeting. Our stockholders also have the right under our By-Laws to directly nominate director candidates and should follow the procedures outlined in the answer to the question section entitled "***How do I submit a stockholder proposal, including suggesting a candidate for nomination as a director to the Corporate Governance Committee, for next year's annual meeting?***"

To be timely, a stockholder's notice to the Secretary must be delivered to or mailed and received not earlier than January 18, 2013 nor later than February 19, 2013. However, in the event that the annual meeting is called for a date that is not within 25 days before or after May 18, 2013, notice by the stockholder must be received no

earlier than 120 days prior to the annual meeting and no later than the later of the 90th day prior to the annual meeting or the tenth day following the day on which notice of the date of the annual meeting is mailed or publicly disclosed.

Stockholder nominations must be addressed to:

Wright Express Corporation
Attention: Corporate Secretary
97 Darling Avenue
South Portland, ME 04106

Director Qualifications

The qualifications for directors are described in our Corporate Governance Guidelines and the guidelines for evaluating director nominees are in the Corporate Governance Committee's charter, each of which is available on our website. In addition, the Corporate Governance Committee believes that a nominee for the position of director must meet the following specific, minimum qualifications:

- Nominees should have a reputation for integrity, honesty and adherence to high ethical standards.
- Nominees should have demonstrated business acumen, experience and ability to exercise sound judgments in matters that relate to the current and long-term objectives of the Company and should be willing and able to contribute positively to the decision-making process of the Company.
- Nominees should have a commitment to understand the Company and its industry and to regularly attend and participate in meetings of the Board and its committees.
- Nominees should have the interest and ability to understand the sometimes conflicting interests of the various constituencies of the Company, which include stockholders, employees, customers, governmental units, creditors and the general public, and to act in the interests of all stockholders.
- Nominees should not have, nor appear to have, a conflict of interest that would impair the nominee's ability to represent the interests of all the Company's stockholders and to fulfill the responsibilities of a director.

Our Corporate Governance Committee does not have a policy with respect to diversity, but believes that our Board, taken as a whole, should embody a diverse set of skills, experiences and backgrounds. Our Board currently is comprised of eight directors, one of whom is a woman and another of whom is an Asian Indian. The Committee intends to be mindful of the diversity, with respect to gender, race and national origin, of our current Board members in connection with future nominations of directors not presently serving on the Board. In addition, our Corporate Governance Committee's charter provides that nominees shall not be discriminated against on the basis of race, religion, national origin, sex, sexual orientation, disability or any other basis proscribed by law.

Application of Criteria to Existing Directors

The re-nomination of existing directors is not viewed as automatic, but is based on continuing qualification under the criteria listed above. In addition, the Corporate Governance Committee considers the existing directors' performance on the Board and any committee, which shall include consideration of the extent to which the directors undertook continuing director education.

The backgrounds and qualifications of the directors considered as a group are to provide a significant breadth of experience, knowledge and abilities in order to assist the Board in fulfilling its responsibilities. The rationale for the Company's determination that each director is well suited to serve on the Board is specified with his or her respective biographical entry under the "Members of the Board of Directors" section of this proxy statement.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The Board believes that the Chief Executive Officer and his designees speak for the Company. Individual Board members may, from time to time, meet or otherwise communicate with various constituencies who are involved with the Company. It is, however, expected that Board members would do so with the knowledge of and, absent unusual circumstances or as contemplated by the committee charters, only at the request of the Company's senior executives.

The Board will give appropriate attention to written communications that are submitted by stockholders and other interested parties, and will respond if and as appropriate. Absent unusual circumstances or as contemplated by the committee charters, the Vice Chairman and Lead Director shall, subject to advice and assistance from the General Counsel, (1) be primarily responsible for monitoring communications from stockholders and other interested parties, and (2) provide copies or summaries of such communications to the other directors as he considers appropriate.

If you wish to communicate with the Board or the independent members of the Board, you may send your communication in writing to:

Independent Director Communication
Wright Express Corporation
Attention: Corporate Secretary
97 Darling Avenue
South Portland, ME 04106

You should include your name and address in the written communication and indicate whether you are a stockholder.

Governance Disclosures on Our Website

Complete copies of our corporate governance guidelines, committee charters and code of conduct are available on the Corporate Governance section of our website, at *www.wrightexpress.com.* In accordance with NYSE rules, we may also make disclosure of the following on our website:

- the identity of the lead director at meetings of independent directors;
- the method for interested parties to communicate directly with the lead director or with the independent directors as a group;
- the identity of any member of our audit committee who also serves on the audit committees of more than three public companies and a determination by our Board that such simultaneous service will not impair the ability of such member to effectively serve on our audit committee; and
- contributions by us to a tax exempt organization in which any independent director serves as an executive officer if, within the preceding three years, contributions in any single fiscal year exceeded the greater of $1 million or 2% of such tax exempt organization's consolidated gross revenues.

INDEPENDENT REGISTERED PUBLIC ACCOUNTANT

AUDIT COMMITTEE REPORT

The board of directors appointed us as an audit committee to monitor the integrity of Wright Express' consolidated financial statements, its system of internal controls and the independence and performance of its internal audit department and independent registered public accounting firm. As an audit committee, we select the independent registered public accounting firm.

We are governed by a written charter adopted by the Board, which is available through the Investor Relations page of the Company's website at *www.wrightexpress.com.*

Our committee consisted of three non-employee directors at the time that the actions of the committee described in this report were undertaken. Each member of the audit committee is "independent" within the meaning of the New York Stock Exchange rules and the Securities Exchange Act of 1934. Wright Express' management is responsible for the financial reporting process, including the system of internal controls, and for the preparation of consolidated financial statements in accordance with generally accepted accounting principles. Wright Express' independent registered public accounting firm is responsible for auditing those financial statements. Our responsibility is to monitor and review these processes. However, we are not professionally engaged in the practice of accounting or auditing. We have relied, without independent verification, on the information provided to us and on the representations made by Wright Express' management and independent registered public accounting firm.

In fulfilling our oversight responsibilities, we discussed with representatives of D&T LLP, the Company's independent registered public accounting firm for fiscal year 2011, the overall scope and plans for their audit of the consolidated financial statements for fiscal year 2011. We met with them, with and without Wright Express management present, to discuss the results of their examinations, their evaluations of the Company's internal control over financial reporting and the overall quality of Wright Express' financial reporting. We reviewed and discussed the audited consolidated financial statements for fiscal year 2011 with management and the independent registered public accounting firm.

We also reviewed the report of management contained in the Annual Report on Form 10-K for the fiscal year ended December 31, 2011, filed with the SEC, as well as the Report of Independent Registered Public Accounting Firm included in the annual report on Form 10-K related to their audit of (i) the consolidated financial statements and (ii) the effectiveness of internal control over financial reporting. We continue to oversee the Company's efforts related to its internal control over financial reporting and management's preparations for the evaluation in fiscal year 2012.

We discussed with the independent registered public accounting firm the matters required to be discussed by Statement of Auditing Standards ("SAS") No. 61, *Communication with Audit Committees*, as amended, as adopted by the Public Company Accounting Oversight Board, including a discussion of Wright Express' accounting principles, the application of those principles, and the other matters required to be discussed with audit committees under generally accepted auditing standards.

In addition, we received from the independent registered public accounting firm the letter and the written disclosures required by the applicable requirements of the Public Company Accounting Oversight Board, and discussed the disclosures with them, as well as other matters relevant to their independence from management and Wright Express. In evaluating the independence of our independent registered public accountant, we considered whether the services they provided beyond their audit and review of the consolidated financial statements were compatible with maintaining their independence. We also considered the amount of fees they received for audit and non-audit services.

Based on our review and these meetings, discussions and reports, we recommended to the board of directors that the audited consolidated financial statements for fiscal year 2011 be included in the Annual Report on Form 10-K.

THE AUDIT COMMITTEE

Ronald T. Maheu, Chair
Regina O. Sommer
George L. McTavish

AUDITOR SELECTION AND FEES

Auditor Selection

The Audit Committee has selected D&T as the Company's independent registered public accountant for the 2012 fiscal year. D&T has served as the Company's independent registered public accountant since our initial public offering.

Audit Fees

The following is a description of the fees billed to the Company by D&T for the years ended December 31, 2010 and 2011:

	December 31,	
	2010	2011
Audit Fees[1]	$1,546,820	$1,789,160
Audit-Related Fees[2]	106,000	234,705
Tax Fees	—	—
All Other Fees	—	—
Total	$1,652,820	$2,023,865

(1) These are the aggregate fees for professional services by D&T in connection with their audits of the annual financial statements, included in the annual report on Form 10-K, reviews of the financial statements included in quarterly reports on Forms 10-Q and audits of our internal control over financial reporting, as well as fees associated with the statutory audits of certain of our foreign entities.

(2) These are the aggregate fees for professional services by D&T in connection with the audit of the Wright Express Employee Savings Plan and SSAE 16 Report.

Pre-Approval Policies and Procedures

The Audit Committee has adopted a policy regarding pre-approval of audit and non-audit services performed by D&T. According to the policy, the Audit Committee shall pre-approve all audit services to be provided to the Company, whether provided by the principal independent registered public accountant or other firms, and all other permitted services (review, attest and non-audit) to be provided to the Company by the independent registered public accountant; provided, however, that de minimis permitted non-audit services may instead be approved in accordance with applicable SEC rules. The independent registered public accountant is not authorized to provide any prohibited non-audit services (as defined in Rule 2-01(c)(4) of Regulation S-X). The Chairman of the Audit Committee has the authority to pre-approve any permitted services on behalf of the Audit Committee and shall notify the full committee of such approval at its next meeting.

Since our initial public offering on February 16, 2005, the Audit Committee has pre-approved all of the services performed by D&T.

EXECUTIVE OFFICERS

Non-Director Members of the Executive Management Team

Melissa D. Smith
Age 43
President, The Americas

Melissa D. Smith has served as our President, the Americas, since January 2012. Before that, she served as President, North America from April 2011 until December 2011. She served as our Chief Financial Officer and Executive Vice President, Finance and Operations from November 2007 to April 2011. Before that, she was our Senior Vice President, Finance and Chief Financial Officer from September 2001 until November 2007. From May 1997 to August 2001, Ms. Smith held various positions of increasing responsibility with the Company. Ms. Smith serves on the Board of Directors of Wright Express Financial Services Corporation. Ms. Smith began her career at Ernst & Young.

Gareth Gumbley
Age 39
Executive Vice President, International

Gareth Gumbley has served as our Executive Vice President, Wright Express International since January 2011. Mr. Gumbley is responsible for the Company's international operations and the execution of its global expansion strategy. Prior to joining Wright Express, Mr. Gumbley was Chief Executive Officer of Euronet Worldwide's epay division from May 2008 to May 2010. Mr. Gumbley was a Senior Vice President and Officer of Euronet Worldwide from May 2008 to May 2010. His responsibilities included the strategy and operational development of the epay division, including acquisitions in existing and emerging markets. He also served as Managing Director of epay Australia, New Zealand and India, a Euronet Worldwide Company, from November 2004 to May 2008. Mr. Gumbley started his career at News Corporation leading multiple start-ups in the payments and telecommunications industries.

David D. Maxsimic
Age 52
Executive Vice President, Sales and Marketing

David D. Maxsimic has served as our Executive Vice President, Sales and Marketing since November 2007. Before that, he was our Senior Vice President, Sales and Marketing from January 2003 until November 2007. From November 1997 to January 2003, Mr. Maxsimic held various positions of increasing responsibility with the Company.

Steven Elder
Age 43
Senior Vice President and Chief Financial Officer

Steven Elder has served as our Senior Vice President and Chief Financial Officer since April 2011. Before that, he was our Vice President, Corporate Finance and Treasurer from December 2007 until his promotion in April 2011. Prior to that, he was our Vice President, Investor Relations and Treasurer from September 2005 until December 2007. Mr. Elder has worked for the Company for over 14 years, during which time he served in a variety of financial roles of increasing responsibility. Mr. Elder began his career at Ernst & Young.

George W. Hogan
Age 51
Senior Vice President and Chief Information Officer

George Hogan has been our Senior Vice President and Chief Information Officer since November 2007. Mr. Hogan joined Wright Express in January 2007 as Vice President of Enterprise Architecture. Before that, he was Vice President, Commercial, Loyalty and Back Office Application Development at Visa USA/Inovant, the credit card company, from August 2000 to January 2007.

Robert C. Cornett
Age 59
Senior Vice President, Human Resources

Robert C. Cornett has served as our Senior Vice President, Human Resources since February 2005. Prior to that, Mr. Cornett served as our Vice President, Human Resources from April 2002 until February 2005.

Jamie Morin
Age 47
Senior Vice President, Client Service Operations

Jamie Morin has served as our Senior Vice President, Client Service Operations since January 2007. From August 2005 to December 2006, Ms. Morin served as our Vice President of Business Initiatives Management. From December 1997 to August 2005, she held various positions of increasing responsibility with the Company.

Hilary A. Rapkin
Age 45
Senior Vice President, General Counsel and Corporate Secretary

Hilary A. Rapkin has served as our Senior Vice President, General Counsel and Corporate Secretary since February 2005. From January 1996 to February 2005, Ms. Rapkin held various position of increasing responsibility with the Company. Ms. Rapkin is a member of the American Bar Association, the Maine State Bar Association, the Association of Corporate Counsel, the Society of Corporate Secretaries and Governance Professionals and the New England Legal Foundation.

Richard K. Stecklair
Age 63
Senior Vice President, Corporate Payment Solutions

Richard K. Stecklair has served as our Senior Vice President, Corporate Payment Solutions since December 2007 and was appointed as an executive officer by our Board of Directors in March 2009. Before that, he was our Vice President, Corporate Fleet Sales from December 2006 until December 2007. From January 2003 until December 2006, Mr. Stecklair served as our Vice President and General Manager, Wright Express Direct Sales.

Gregory Strzegowski
Age 45
Senior Vice President, Corporate Development

Gregory Strzegowski has served as our Senior Vice President, Corporate Development since October 2009. Before that, he was our Vice President, International, Business Development and Mergers and Acquisitions from December 2007 until October 2009. From March 2002 until November 2007, Mr. Strzegowski served as our Vice President and Controller.

Kenneth Janosick
Age 50
Senior Vice President, Small Business Solutions

Kenneth Janosick has been our Senior Vice President, Small Business Solutions since December 2010. He joined Wright Express as Vice President, Product and Marketing in January 2009 and served in that role until December 2010. Before that, Mr. Janosick was a First Vice President at JPMorgan Chase bank from November 2006 until November 2009 with responsibility for Relationship Banking and Investments and the Small Business Division.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis, or CD&A, describes our compensation objectives and programs for our executive officers. The CD&A also describes the specific decisions, and the process supporting those decisions, which were made with respect to 2011 for the executive officers named in the Summary Compensation Table. We refer to these persons as our "named executive officers" or "NEOs."

The following discussion includes statements regarding performance targets in the limited context of our compensation programs. These targets should not be understood to be statements of management's expectations of our future results or other guidance. Investors should not apply these targets in any other context.

Executive Summary

Wright Express' philosophy regarding executive compensation is straightforward: reward our executives for their contribution to the Company's annual and long-term performance by tying a significant portion of their total compensation to key drivers of increased stockholder value. The elements of our executives' total compensation are base salary, cash incentive awards, stock incentive awards, and retirement and other employee benefits. A significant portion of executive compensation is performance-based, subject to increase when results exceed corporate targets, reduction when results fall below target and elimination if results do not achieve threshold levels of performance. The performance measures used in our compensation programs include adjusted revenue, adjusted net income and other operational and strategic goals. Please refer to the notes to the table of performance objectives for an explanation of how our performances measures that are non-GAAP financial measures are calculated.

2011 was a very strong year for Wright Express. Total revenue grew 42% and adjusted net income grew 32% over 2010. This performance was driven by continued execution against our multi-pronged growth strategy to expand our North American fleet business, diversify our revenue streams and build out our international presence. Over the past year, we:

- Extended our North America market share with both large and small fleets by increasing our penetration and signing new private label customers.
- Continued to focus on innovation, introducing new products, features, and applications such as fuel site locator, WEXSMART's Fuel Guard and pump shut-off. These products enhance the value we provide to our customers and increase the efficiency and effectiveness of their fleets.
- Increased our international penetration as Wright Express Australia achieved smaller fleet wins and signed existing larger clients to multi-year contract extensions.

Wright Express stockholders experienced an increase of 18% in their investment based on total shareholder return as measured from December 31, 2010 to December 31, 2011, approximating the 61st percentile as compared to our peer group (as discussed below under the heading "Peer Group").

The compensation paid to our NEOs reflects their contribution to Wright Express' success in 2011. In order to tie NEO total compensation to the performance of the Company, the performance targets for the 2011 short-term incentive program, or STIP, were set as follows for NEOs other than Mr. Gumbley:

- 50% of the 2011 STIP payout was based on the Company's financial results as compared to our goal for Adjusted Net Income, or ANI, in STIP. ANI, for the purposes of STIP, was approximately $142 million against a target of approximately $133 million. This resulted in a payment of 149% of target for ANI performance.

- 20% of the 2011 STIP payout to NEOs was based on the achievement of revenue targets. Revenue, as defined in the STIP, was approximately $520 million against a 2011 STIP target of approximately $517 million, resulting in a payout of 112% of target for revenue performance.
- 15% of the 2011 STIP payout to NEOs was based on New Revenue sources. New Revenue sources, as defined in the STIP, was just above the target of $5 million, resulting in a payment of 101% of target for New Revenue sources.
- The remaining 15% of the 2011 STIP payout to NEOs was based on Total International ANI. Total International ANI, as defined in the STIP, was approximately $17 million against a target of approximately $18 million, resulting in a payment of 67% of target for Total International ANI.

The combined achievement under the STIP resulted in the US NEOs receiving a STIP payment of 122% of target. As a result of the STIP payments, our NEOs total cash compensation, on average, was between the 50th and 75th percentiles of the market data provided by our consultant in September of 2010. This compensation is generally consistent with our overall performance for 2011, which was in the top quartile as compared to our peer group (as defined below) for both revenue growth and profit margin.

In recognition of his international focus, Mr. Gumbley's STIP included similar performance targets, but with different weightings. Corporate ANI accounted for 15% of his STIP, Total International Revenue accounted for 20%, and New Revenue Sources for 15%. The remaining 50% of Mr. Gumbley's STIP was based on achievement relative to a Total International ANI target of approximately $70 million. Total International Revenue, as defined in the STIP, totaled approximately $68 million. This resulted in a payment at 98% of target bonus.

In addition to his STIP payment, Mr. Gumbley also received "sign on" bonuses of 100,000 GBP (or $160,500 based on a 1-year average exchange rate of 1 GBP : 1.605 USD) pursuant to his service agreement, made in two equal installments in June and December 2011.

In 2011, in addition to the cash compensation earned by the NEOs, we made a grant of equity in March 2011 as part of our long-term incentive program, or LTIP. Grants were comprised of 60% of performance based restricted stock units, or PSUs, and 40% of time vested restricted stock units, or RSUs. To reflect the Company's focus on profitable growth , the PSUs only vest upon achievement of performance criteria that included either a combination of PPG Adjusted Revenue and Adjusted Net Income objectives for 2011 (for NEOs other than Mr. Gumbley) or a combination of International Revenue and International Adjusted Net Income Objectives for 2011 (for Mr. Gumbley). In our incentive programs, "PPG adjusted revenue" refers to revenue adjusted for changes in fuel prices to a fixed price of $3.19 per gallon. Based on achievement relative to the 2011 PPG adjusted revenue and Adjusted Net Income targets, both as defined in the LTIP, 127% of the 2011 LTIP PSUs granted to NEOs other than Mr. Gumbley have been earned, while 80% of the 2011 LTIP PSUs granted to Mr. Gumbley have been earned. RSUs and earned PSUs will vest equally over three years on the anniversary of the grant date.

In consideration of Mr. Maxsimic's entry into an Executive Retention Agreement that provides enhanced non-competition and non-solicitation obligations for up to two years following the termination of his employment for any reason, we made an additional grant of 1,843 RSUs to Mr. Maxsimic in May 2011. The RSUs will vest on the first anniversary of the grant date.

We also made an additional equity award of 3,687 RSUs to Ms. Smith in May 2011 in recognition of her promotion to President, North America. The RSUs will vest equally over three years on the anniversary of the grant date.

On average, over 40% of the NEOs' cash compensation is variable and related to Company performance and 65% of their total compensation (including equity) is aligned with the performance of the Company. The Committee is confident that the compensation programs outlined in this CD&A are market competitive and provide the appropriate incentive for the NEOs to achieve above market financial performance for the stockholders.

Other notable aspects of our executive compensation practices include the following:

- We have stock ownership guidelines for our executives and directors.
- Following the elimination of our Company-sponsored automobile program on December 31, 2011, we have eliminated all perquisites for executives.
- An independent executive compensation consultant is retained by the Compensation Committee of the Board, or the Committee, each year to provide objective advice to it.
- We conduct a compensation risk assessment when implementing compensation programs and believe that there is not a reasonable likelihood that our compensation programs present significant risk to the Company.

The Committee remains committed to providing our NEOs with competitive compensation opportunities that allow for significant upside when the Company is performing well above target and the stockholders are receiving returns commensurate with that level of performance. We remain focused on our pay-for-performance alignment and vigilant to avoid compensation arrangements that would incent excessive risk taking.

Consideration of 2011 Advisory Vote on Executive Compensation

We conducted our first advisory vote on executive compensation last year at our 2011 annual meeting of stockholders. While this vote was not binding on us, our board of directors and the Committee value the opinions of our stockholders. In addition to our advisory vote on executive compensation, we are committed to ongoing engagement with our stockholders on executive compensation and corporate governance issues. These engagement efforts take place throughout the year through meetings, telephone calls and correspondence involving our senior management and representatives of our stockholders.

At our 2011 annual meeting of stockholders, more than 92% of the votes cast on the advisory vote on executive compensation proposal (Proposal No. 2) were in favor of approval of our named executive officer compensation as disclosed in our proxy statement. Because the stockholder advisory vote on executive compensation was held in May 2011, after the 2011 compensation program had been designed and salary decisions and performance awards had been made, the Committee did not consider the favorable shareholder advisory vote in structuring compensation awards for 2011. However, the Committee did consider the results of the shareholder advisory vote, along with many other factors, in its review of compensation policies and programs prior to structuring compensation awards for 2012. Given the significant percentage of votes cast in favor of the executive compensation program, no meaningful changes were made in 2011.

Compensation Philosophy

Wright Express is a global provider of business payment processing and information management solutions. We compete for both clients and employees with significantly larger companies. Our primary differentiator in this competitive market is our client-centered partnering approach. Our clients count on this when they outsource their branded business to us. The experience and performance of our associates, including the members of our executive team, are critical to sustaining this level of differentiation. Our chairman, president and chief executive officer has been with the Company for over 25 years and has been instrumental in guiding this approach and in our resulting growth. The other members of our executive team bring significant industry and/or Company experience which is critical to our continued success. Accordingly, in addition to being designed to support our goals of achieving strong year-over-year and long-term growth and stockholder value, our compensation programs reflect the competitive environment in which we operate and our focus on differentiation in the marketplace through continuity of leadership and culture.

Our compensation programs are designed and administered to balance the achievement of near-term operational results and long-term growth goals with the ultimate objective of increasing long-term stockholder value. We achieve this by structuring our compensation programs to:

- Attract and retain high-performing talent
- Drive outstanding operational and financial performance
- Align executive and stockholder interests for profitable long-term growth

Compensation Objectives

We recognize the role total compensation plays in achieving our objectives of attracting, retaining and motivating our high-performing associates, including our executives, to achieve results. The chart below identifies the compensation elements and method of delivery used to support each of our compensation objectives.

		Primary Objective				
Element of Compensation	**Reward Period**	**Attract**	**Retain**	**Drive Performance**	**Align Interests for Growth with Stockholders**	**Method of Delivery**
Base Salary	Ongoing	☑	☑	☐	☐	- Cash
Cash Incentive	Annual[1]	☑	☑	☑	☑	- Cash
Equity Incentive	Annual[1]	☑	☑	☑	☑	- Restricted Stock Units - Performance Based Restricted Stock Units - Non Qualified Stock Options
Benefits and Perquisites	Ongoing	☑	☑	☐	☐	- Health and Welfare Benefits - Deferred Compensation Program - Automobile[2] - 401(k) - Employment Agreements

(1) Cash and Equity Incentives are generally provided on an annual basis. From time to time, the Committee approves grants of cash or equity to executives in addition to the grants provided under these annual programs in order to reward for achievement of critical near-term milestones in the pursuit of long-term growth.

(2) The executive automobile perquisite was eliminated effective December 31, 2011.

We believe the compensation of our executives should, and does, reflect the performance and ultimate success of our Company. In setting compensation levels for each executive, we evaluate total direct compensation (base salary plus short-term incentive at target plus long-term equity incentive at target) against multiple factors including:

- Company success in achieving pre-determined revenue, adjusted net income and other operational and strategic goals
- Market and peer group comparison data
- The value of the unique skills and experience each executive brings to our Company and the importance of his or her continued leadership in the Company

Annually, we reevaluate each compensation element with a focus on total direct compensation. We also evaluate equity ownership levels for each executive. The purpose of this review is to appropriately reward and motivate our executive team to increase stockholder value with a focus on providing compensation at above target levels when Company performance is above target and compensation below target levels when we do not achieve our performance goals.

In evaluating the components of compensation and the metrics used to determine individual and Company performance, the Committee considers whether these factors drive an appropriate level of risk taking. The Committee believes that the mix and design of the elements of compensation incent management to assume appropriate levels of risk to achieve both near-term operational goals and long-term growth. The Committee reviews the strategic, financial, and execution risks and exposures associated with the initiatives that drive our performance based incentive compensation. In addition, the Committee believes the following help ensure an appropriate level of risk in our compensation programs:

- A competitive base salary which provides executives with ongoing income
- Minimum thresholds and maximum performance caps in incentive plans
- Incentive plan funding based on actual results measured against pre-approved financial and operational goals and metrics that are clearly defined in all plans
- The use of both time based and performance based incentives
- Multi-year vesting of stock compensation to provide value through long-term appreciation of stockholder value
- Stock ownership guidelines that align executives' interests with those of our stockholders

Annual Process of the Compensation Committee

The Committee is responsible for review and oversight of executive compensation. This includes approval of corporate goals and objectives used in the compensation programs for executives as well as setting executive compensation and approving annual incentive plan payouts and long-term incentive stock grants. The Committee meets at least once each quarter. In addition to the three independent directors who serve on the Committee, typical attendance at these meetings includes the Senior Vice President, Human Resources, the Vice President of HR Strategy, Compensation and Benefits and the Associate General Counsel and Assistant Corporate Secretary. Mr. Dubyak, our Chairman, President and CEO, generally joins two meetings each year to discuss the mid-year and end-of-year appraisal of his performance with the Committee. Otherwise, he generally does not attend Committee meetings. The Committee also meets in executive session as needed with no members of management present. Only the independent directors are entitled to vote on proposals that come before the Committee.

In the first quarter of each fiscal year, the Committee reviews the Board's assessment of the CEO's performance with him and reviews the Company's results for the prior year. In addition, the Committee approves the following as explained in the Annual Review of Executive Compensation section:

- Changes to executive base salaries and incentive targets, if any, for the current year
- STIP payout, if any, for the previous fiscal year
- STIP design and targets for the current fiscal year
- Vesting of performance-based stock units granted under the LTIP, if any, for previous years
- LTIP metrics, targets and grants for the current year

Agenda items for the second quarter vary each year but always include a review of Company performance and progress toward the achievement of incentive plan targets.

The Committee generally conducts its annual review of executive compensation in the third quarter of each year. The Committee is provided a report from the independent compensation consultant who compares the compensation of the Company's executives to a Peer Group of companies, details appropriate survey data and provides recommendations for compensation actions to be taken for the upcoming fiscal year.

In the final quarter of each fiscal year, management generally presents the Committee with recommended executive compensation changes for each element of compensation. Included in this presentation is a total direct compensation and wealth accumulation review for each member of the executive team. The review shows proposed total direct compensation in the context of historical compensation and current and projected wealth accumulated through the compensation provided by the Company.

The design of the STIP and LTIP is typically discussed over multiple meetings prior to the actual approval of the plans in the first quarter of each year. The discussions generally focus on the metrics to be utilized, the difficulty of the metric levels and the weightings for each category of metric.

Role of the Compensation Consultant

Over the past two years, the Committee has utilized both DolmatConnell & Partners, Inc., or DC&P (in 2010) and Pearl Meyer & Partners LLC, or PM&P, (in 2011) to provide advice regarding the Company's executive compensation practices. DC&P and PM&P both reported directly to the Committee and the primary services they provided were evaluations of executive officers' base salaries, annual incentive targets and long-term incentive targets relative to identified peers and the broader market and a recommendation of compensation ranges for each executive officer. PM&P also provided advice on the design of the Company's incentive plans, a review of Director compensation, assistance in drafting the CD&A and updates regarding legislative and regulatory changes that affect executive compensation. Neither DC&P nor PM&P provided any other services to the Company.

Role of the Executive Officers

In approving compensation levels, the Committee considers Mr. Dubyak's recommendations regarding total direct compensation for the executive officers. Mr. Dubyak provides the Committee with an assessment of each executive officer's performance to support his recommendations. These assessments include the results of specific operational and strategic goals as well as progress in the area of succession planning and concerns, if any, in the area of retention of the executive officer. Mr. Dubyak does not provide recommendations for his own compensation. Ms. Smith, who served as CFO and Executive Vice President, Finance and Operations until April 2011 and now serves as our President, The Americas, and Mr. Elder, who has served as our CFO since April 2011, attended meetings as needed to respond to requests for information from the Committee.

Peer Group

The peer group used by the Company in 2010 for the establishment of fiscal year 2011 compensation was developed by DC&P, based on input from management and a review by the Committee. The peer group is generally reviewed each year and modified as needed to reflect our growth and to account for changes due to market consolidation among peers.

The following companies were utilized in DC&P's executive compensation assessment in the fall of 2010 which was used for establishing 2011 compensation.

Company	2011 Fiscal Year End Market Cap ($M)	2011 Revenue Fiscal Year ($M)	1-Year Revenue Growth	2011 Fiscal Year End Basic EPS	2011 Fiscal Year End Net Income ($M)	1-Year Net Income Growth	2011 Fiscal Year End Total Assets ($M)	Fiscal Year End
Alliance Data Systems Corporation	$5,217	$3,173	14%	$6.22	$ 315	63%	$8,980	Dec 11
CSG Systems International, Inc.	$ 501	$ 735	34%	$1.29	$ 42	89%	$ 818	Dec 11
Euronet Worldwide, Inc.	$ 933	$1,161	12%	$0.71	$ 37	-196%	$1,506	Dec 11
Fleetcor Technologies, Inc.	$2,427	$ 520	20%	$1.83	$ 147	37%	$2,324	Dec 11
Global Cash Access Holdings, Inc.	$ 288	$ 544	-10%	$0.14	$ 9	-48%	$ 529	Dec 11
Global Payments, Inc.	$4,160	$1,860	13%	$2.63	$ 209	3%	$3,351	May 11
Heartland Payment Systems, Inc.	$ 960	$1,997	7%	$1.13	$ 44	27%	$ 597	Dec 11
TNS, Inc.	$ 432	$ 558	6%	$0.72	$ 17	100%	$ 602	Dec 11
Total System Services, Inc.	$3,730	$1,809	5%	$1.15	$ 221	14%	$1,858	Dec 11
Verifone Systems, Inc.	$3,830	$1,310	31%	$3.06	$ 282	186%	$2,314	Oct 11
Wright Express Corporation	$2,104	$ 553	42%	$3.45	$ 134	52%	$2,278	Dec 11
Wright Express Corporation Percent Rank	53%	18%	Highest	90%	54%	62%	66%	

This peer group reflects modifications in September 2010, to remove CyberSource Corporation (following its acquisition by Visa) and replace it with FleetCor Technologies, which went public in December 2010. We have relatively few industry competitors who are publicly traded and US-based, and have found that the majority of companies that provide similar service offerings are somewhat larger than we are with respect to annual revenues. Consequently, the majority of the companies in our peer group are also larger than we are with respect to annual revenues. We have recognized this disparity in size in benchmarking efforts by referencing 40th percentile peer group pay data, rather than the median (50th percentile).

The Committee worked with PM&P in the fall of 2011 to better align the peer group company roster with Wright Express' current size and business model. The new roster of companies that resulted was used for the establishment of fiscal year 2012 compensation.

While the peer group listed above and the other survey data referred to below was used to compare our executives' compensation to the market, the Committee believes that understanding compensation practices for these companies similar to us in size and industry is only one important element in determining the appropriate compensation level for each of our executives. As outlined more fully below, the compensation of any individual executive may vary from the specific market data based on factors such as the individual's performance, the scope of the duties performed by that individual, the importance of the position to the Company and internal equity.

Annual Review of Executive Compensation

Based on the above peer group and the other data discussed below, DC&P provided recommended ranges of compensation for base salary, total cash and total direct compensation for each executive for 2011. DC&P collected comparable position data on each executive from two sources:

- Proxy data at the 40th percentile for the companies in our peer group (where a peer position matched)
- Market survey data at the 25th, 50th and 75th percentile for companies of comparable revenue

This data was blended equally where comparable peer data was available to produce a target compensation range for that executive. We believe market survey data at the 50th percentile for companies of comparable revenues is the appropriate target in order to meet our objectives of attracting and retaining talent. However,

given the average revenue of our identified peer group, we believe the 40th percentile of the companies in our peer group is more appropriate than the 50th percentile in targeting compensation that will both attract and retain the members of our executive team. DC&P used the following surveys in establishing the 50th percentile market survey data for companies of our size for 2010 compensation:

- Mercer US Americas Executive Remuneration Database (revenue range: $200 million - $500 million)
- Watson Wyatt ECS Top Management Compensation Survey (revenue range $200 million - $500 million)

Data from companies in our revenue category who participated in these surveys was aggregated and incorporated into the target compensation ranges provided to the Committee by DC&P. The Committee did not receive data identified for any individual Company in these surveys. DC&P provided the Committee and the Company's human resources department with the current placement of each executive within the target range. Management used the DC&P data to provide the Committee with recommended base salary changes, annual cash incentive targets and long-term equity targets for each of the executive officers.

In determining 2011 compensation, the Committee also examined the following in addition to the competitive data:

- Summary of performance for each of the executive officers
- A tally sheet of each executive's actual compensation for the years 2008-2010, including cash, equity and all other compensatory benefits and perquisites
- Company performance against strategic and operational goals for the previous fiscal year
- Proposed performance goals for the annual and long-term incentive programs for the upcoming fiscal year
- Summary of board feedback on Mr. Dubyak's leadership of the Company in achieving results against goals for the fiscal year

Total compensation summaries, showing historic, current and proposed total direct compensation for each executive officer are reviewed by the Committee each year. These summaries provide the target value of all components of the executive officers' proposed compensation as well as the deferred compensation, benefits, perquisites and exit pay in the event of various termination scenarios, including a change of control. The purpose of this review is to assess whether the overall compensation package is consistent with the individual executive's contribution toward Company performance. Annual review of the total compensation summaries also provides the Committee with a view of the impact of historical changes to compensation over time and an opportunity to assess effectiveness in attracting and retaining our executives and driving high performance.

The Committee looks at the total impact of all year-over-year changes in executive compensation to decide whether changes are necessary and appropriate. In reviewing total cash and equity compensation, the Committee considers the retention value of the long-term equity currently held by the executive and the impact that retirement or voluntary termination would have on the executive. Based on this review, the Committee can decide to adjust one or more elements of an executive's total compensation. The Committee aims to provide competitive total direct compensation and assesses an executive's total compensation package when looking at the executive's competitive standing relative to the market.

Compensation levels for 2011 were based on the Committee's review of executive total compensation in September 2010 and the STIP payout decision for 2011 STIP performance objectives and final payout factors used for executive officers other than Mr. Gumbley are shown below:

Company Goals	Weight	Threshold	Target Performance Goal	Maximum	Actual Result[1]	2011 Earned Payout Factor[2]
Adjusted Net Income[3]	50%	$106,230,000	$132,788,000	$151,378,000	$141,968,313	149%
PPG Adjusted Revenue[4]	20%	$439,123,000	$516,615,000	$542,446,000	$519,662,083	112%
New Revenue Sources[5]	15%	$ 2,500,000	$ 5,000,000	$ 15,000,000	$ 5,109,934	101%
Total International Adjusted Net Income[6]	15%	$ 14,200,000	$ 17,800,000	$ 19,600,000	$ 16,635,000	67%
Average STIP payout as a percentage of target based on 2011 performance						122%

(1) Result as determined under the 2011 Wright Express Corporation Short-Term Incentive Program.

(2) Payout factor represents payout level based on 25 percent payout for threshold performance, 100 percent payout for target performance and 200 percent payout for maximum performance including interpolation on a straight-line basis between these levels of performance based on the actual result.

(3) Adjusted net income, or ANI, is defined by the Company as net income adjusted for fair value changes of derivative instruments, the amortization of purchased intangibles, the net impact of tax rate changes on the Company's deferred tax asset and related changes in the tax-receivable agreement, non-cash asset impairment charges and the gains on the extinguishment of a portion of the tax receivable agreement.

(4) PPG adjusted revenue is revenue adjusted for changes in fuel prices. We use this adjustment in our incentive programs to ensure that payouts are not artificially increased or decreased by changes in the price of fuel. The 2011 revenue goals and revenue results were adjusted to a PPG of $3.19 for the purposes of calculating STIP payout.

(5) New Revenue is any revenue not budgeted in 2011 from several identified strategic revenue sources.

(6) Total International Adjusted Net Income was adjusted to account for the impact of foreign currency and tax rate fluctuations as well as the impact of approved R&D and/or investments in international deals.

The weighting of Mr. Gumbley's STIP metrics took into account his critical role in our international expansion in 2011. While his STIP metrics also included the ANI, New Revenue Sources and Total International ANI goals assigned to the other executives, they were weighted 15%, 15% and 50%, respectively and Mr. Gumbley also had a Total International Revenue goal which accounted for 20% of his STIP weighting. 2011 results for the Total International Revenue goal were $68,260,000 versus a $69,800,000 target (threshold and maximum were $59,300,000 and $73,300,000, respectively). The payout factor for this goal was 92.7%, and Mr. Gumbley's total STIP payout was 98% of target.

We have generally used adjusted net income and PPG adjusted revenue as performance measures in our STIP. They represent key areas of focus for continued growth and stockholder return. The inclusion of New Revenue Sources, International ANI and International Revenue goals reflects our 2011 focus on diversifying our revenue streams and building out our international presence.

2011 Executive Compensation Overview

Base Salary. Base salary is provided at a competitive level in order to attract and retain key talent and is reviewed annually. Annual adjustments to base salary are made based on a review of both the individual performance assessed by the CEO and reported to the Committee by management and the location of the executive officer's current base salary in the target range provided by DC&P. Each of the named executive officers except Mr. Gumbley received a base salary increase of 3.0% in 2011.

Ms. Smith received an additional increase $29,500 in recognition of her promotion to President, North America, and Mr. Elder received an additional increase of $54,000 in recognition of his promotion to CFO.

These increases positioned Ms. Smith and Mr. Maxsimic within 15% of the market composite identified by PM&P. Mr. Dubyak is also positioned within 15% of the market composite. The increase to Mr. Elder's base salary positions him more than 15% below the market composite for his role.

Mr. Gumbley's base salary was negotiated at the time of his initial employment and is within 15% of the market composite identified by PM&P.

Annual Incentive Compensation. The short-term annual incentive compensation program (STIP) is an annual bonus opportunity for associates at all levels of the organization who generally share the same key goals, other than those on commission and departmental incentive plans. The actual payouts of the STIP are contingent upon Committee-approved financial performance goals. For the executive officers, a performance-based bonus focuses management on our fiscal year financial results and strategic initiatives approved by the Committee at the beginning of each year.

At the target level of performance, named executive officer STIP payouts would be on average slightly below the median total cash compensation of the market composite identified by PM&P. At the maximum level of performance, which would represent performance that significantly exceeded target goals, STIP payouts would be at or above the 75th percentile of this market composite. If we fail to meet the threshold level goals as defined by the Committee, the executive officers receive no payout under the STIP. In 2011, the Company was required to achieve threshold results for adjusted net income in order for any portion of the STIP to be paid to any employees, including the executive officers.

Each year, management proposes performance level goals based on estimated achievability and current factors supporting or inhibiting achievement. The goals for 2011 were approved by the Committee in March 2011 and progress toward these goals was reported by the CEO to the Board of Directors throughout the year.

Named executives received 2011 STIP bonus targets and payment based on performance achievement outlined in the previous chart:

Named Executive Officer	Eligible Earnings[1]	Percentage of Eligible Earnings at Threshold	Percentage of Eligible Earnings at Target	Percentage of Eligible Earnings at Maximum	Actual Percentage of Eligible Earnings Paid	Actual Award
Michael E. Dubyak	$562,924	25.0%	100.0%	200.0%	122.4%	$689,132
Melissa D. Smith	$391,305	17.5%	70.0%	140.0%	85.8%	$335,325
David D. Maxsimic	$333,234	18.75%	75.0%	150.0%	91.8%	$305,958
Gareth J. Gumbley	$321,000	18.0%	60.0%	120.0%	58.8%	$188,748
Steven A. Elder	$214,525	11.25%	45.0%	90.0%	55.1%	$118,180

(1) STIP Eligible Earnings include total gross pay for the applicable plan year excluding salary or wages classified by the Company as disability pay, commission/incentive pay and bonuses.

In addition to the STIP payments detailed in this section, Mr. Gumbley also received sign on bonuses totaling 100,000 GBP (or $160,500 assuming an exchange rate of 1 GBP : 1.605 USD) pursuant to his service agreement, made in two equal installments in June and December 2011.

Long-Term Incentive Compensation. The Company provides long-term equity-based incentives through the LTIP. Grants under the LTIP have generally been provided as a mix of PSUs, which vest from 0% to 200% based on the achievement of performance goals and RSUs, which vest based on the passage of time. The metric used to determine the vesting of PSUs has generally been the achievement of adjusted net income targets and/or revenue targets set by the Committee. PSUs and RSUs generally vest over a three or four year period of employment. Executive overall compensation is weighted more heavily toward equity than cash as compared to non-executive employees.

The 2011 LTIP was implemented pursuant to our 2010 Equity and Incentive Plan which allows us to grant employees and directors stock options, stock awards (including restricted stock units), stock appreciation rights, performance-contingent awards and other awards. Eligible participants include executive officers and other selected employees in the Company. Each of the executive officers received a grant in 2011 through the LTIP.

The Committee grants stock awards at the fair market value of the stock at the time of grant. In determining the size of equity grants to executive officers, the Committee considers the survey data described above. The Committee also reviews potential equity ownership as a percentage of shares outstanding for each executive versus comparable positions within the peer group. Management does not grant awards without Committee approval. With the exception of limited grants to newly hired associates, grants are generally awarded in the first quarter of each year.

2011 LTIP. In March 2011, executive LTIP award targets for the annual grant were set after consideration of the data provided by DC&P and PM&P. The 2011 LTIP was designed to support our long-term strategic plan and reward each of the NEOs for his or her contribution to the achievement of plan goals in 2011. NEO equity grants were 60% PSUs and 40% RSUs. The RSUs in the 2011 vest equally over three years on the anniversary of the grant date. The PSUs also vest, assuming performance criteria are met, equally over three years on the anniversary of the grant date.

Mr. Dubyak's 2011 equity grant value is larger than the other NEOs equity grant value due to the scope of his role as Chairman, President and CEO. In determining the appropriate level for each of the named executive officer grants other than Mr. Gumbley, the Committee reviewed a range of values provided by DC&P and PM&P with the midpoint of the range being a blend of peer data and market data. Mr. Gumbley's grant value was determined at the time he was hired based on data provided by DC&P.

In 2011, the Company was required to achieve threshold results for adjusted net income in order for any portion of the LTIP to be paid to any employees, including the executive officers. This threshold was $106,230,000.

The following table illustrates performance objectives and final payout rate, which are also sometimes referred to as the "conversion levels" of 2011 LTIP PSUs to shares of Company common stock for NEOs other than Mr. Gumbley:

Company Goals	Weight	Threshold	Target Performance Goal	Maximum	Actual Result[1]	2011 Earned Payout Factor[2]
Adjusted Net Income[3]	60%	$106,230,400	$132,788,000	$151,378,000	$141,968,000	149.4%
PPG Adjusted Revenue[4]	40%	$439,123,000	$516,615,000	$542,446,000	$519,662,000	112.3%
PSU Conversion based on 2011 performance						127.1%

(1) Result as determined under the 2011 Wright Express Corporation Long-Term Incentive Program.

(2) Payout factor represents payout level based on 25 percent payout for threshold performance, 100 percent payout for target performance and 200 percent payout for maximum performance including interpolation on a straight-line basis between these levels of performance based on the actual result.

(3) Adjusted net income, or ANI, is defined by the Company as net income adjusted for fair value changes of derivative instruments, the amortization of purchased intangibles, the net impact of tax rate changes on the Company's deferred tax asset and related changes in the tax-receivable agreement, non-cash asset impairment charges and the gains on the extinguishment of a portion of the tax receivable agreement.

(4) PPG adjusted revenue is revenue adjusted for changes in fuel prices. We use this adjustment in our incentive programs to ensure that payouts are not artificially increased or decreased by changes in the price of fuel. The 2011 revenue goals and revenue results were adjusted to a PPG of $3.19 for the purposes of calculating 2011 LTIP PSU conversion levels.

The weighting of Mr. Gumbley's 2011 LTIP PSU metrics took into account his critical role in our international expansion in 2011, as illustrated below.

Company Goals	Weight	Threshold	Target Performance Goal	Maximum	Actual Result[1]	2011 Earned Payout Factor[2]
2011 International Revenue	30%	$59,300,000	$69,800,000	$73,300,000	$68,260,000	26.70%
2011 International ANI	70%	$14,200,000	$17,800,000	$19,600,000	$16,700,000	53.01%
PSU Conversion based on 2011 performance						79.71%

(1) Result as determined under the 2011 Wright Express Corporation Long-Term Incentive Program.

(2) Payout factor represents payout level based on 25 percent payout for threshold performance, 100 percent payout for target performance and 200 percent payout for maximum performance including interpolation on a straight-line basis between these levels of performance based on the actual result.

In addition to the 2011 LTIP, we made additional RSU awards to Ms. Smith in connection with her promotion and to Mr. Maxsimic in consideration of his entry into an Executive Retention Agreement that provides enhanced non-competition and non-solicitation obligations for up to two years following the termination of his employment for any reason. Ms. Smith's 3,687 promotional grant RSUs will vest equally over three years on the anniversary of the May 2011 grant date, while Mr. Maxisimic's 1,843 additional RSUs will vest on the first anniversary of the May 2011 grant date.

Given the goals of the 2011 LTIP, if the maximum level of PSUs had become vested as a result of the performance of the Company, the Committee believes the total compensation provided to the NEOs would reflect an appropriate pay-for-performance alignment.

Tax Deductibility of Compensation. Section 162(m) of the Internal Revenue Code generally places a limit of $1 million on the amount of compensation that Wright Express may deduct in any one year with respect to its CEO and the other three officers (other than the Chief Financial Officer) whose compensation is required to be reported to our stockholders pursuant to the Exchange Act by reason of being among the most highly paid executive officers, other than our CFO. Wright Express receives no federal income tax deduction for any compensation that is (a) over $1 million and (b) is not performance-based as defined under Section 162(m). The STIP as well as the PSU component of our LTIP are generally intended to provide fully tax-deductible compensation. The time-based RSU component of our LTIP and discretionary cash bonuses are not considered performance-based under Section 162(m). The Committee has the authority to adjust payments under the STIP and LTIP up or down at its discretion with the exception of any adjustments which may increase or accelerate payment to any participant who is impacted by Section 162(m). The Committee may approve compensation that is not considered performance-based under Section 162(m) when it believes that such compensation is appropriate and consistent with our goal of building long-term stockholder value. In 2011, Mr. Dubyak received $736,575 in non-deductible compensation over the $1 million limit imposed by Section 162(m) of the Internal Revenue Code. No other named executive officers received non-deductible compensation over the 162(m) limit of $1 million.

Executive Officer Equity Ownership Guidelines. We believe executive ownership of Company securities demonstrates a commitment to continued success and aligns the efforts of our executives with stockholders. The Committee established equity ownership guidelines for all executive officers in October 2005. "Equity," for the purposes of executive officer ownership guidelines, includes shares of our common stock and ownership interests in the Wright Express Common Stock Fund held in the Company's 401(k) Plan. It does not include any RSUs or PSUs prior to their vesting and conversion to shares of stock.

These equity ownership guidelines require Mr. Dubyak to hold securities equal in value to at least 4 times his annual base salary, Executive Vice Presidents to hold 2.5 times their annual base salaries and all other executive officers to hold 1.5 times their annual base salaries. Beyond these ownership guidelines, the Company does not have a policy specifying a minimum period of time an executive must hold some or all of the Company shares obtained upon exercise of options or vesting of stock units. The policy requires existing officers to achieve their required ownership level within four years and newly appointed officers must now achieve their required ownership within three years of appointment.

The annual measurement date under the guidelines is July 31 of each year. For 2011, Messrs. Elder and Gumbley did not yet hold securities with value equal to the guidelines, but both were still within the first year of the three year window of appointment. The Committee will continue to monitor compliance with the policy.

Employment Agreements. The Company provides employment agreements which include severance and change of control benefits to attract and retain key executive officers. In the event, or threat, of a change of control transaction, these agreements reduce uncertainty and provide compensation for the significant levels of executive engagement and support required during an ownership transition that results in the termination of their employment. In addition, our employment agreements contain non-compete, non-solicitation, non-disparagement and non-disclosure provisions which protect the Company in the event that an executive terminates his or her employment. These employment agreements represent competitive severance and change of control benefits based on analysis conducted and reviewed by the Committee annually to assess whether the total value to an executive provided by the agreement remains at the level needed to attract and retain executives without being considered excessive in the opinion of the Committee. The specific material provisions of these contracts are discussed in the "Employment Agreements, Severance and Change of Control Benefits" section of this proxy.

Benefits and Perquisites. We provide competitive benefits to attract and retain high performing associates at all levels. This includes a health and welfare benefits package and a 401(k) plan.

Nonqualified Deferred Compensation. The Company administers an Executive Deferred Compensation Plan, or EDCP, that provides each of the executive officers with the opportunity to defer up to 80 percent of base salary and/or up to 98 percent of annual incentive compensation. The Company provides a match of up to 6 percent of the participant's annual incentive compensation deferred into the EDCP. Investment income on contributions and Company match is accrued for participants to reflect performance of investment funds identified by each participant during their annual election period. The investment funds and their performance used to calculate earnings in the EDCP generally mirror those used in the 401(k) Plan.

Each of the named executives serving in his or her role at the time of election who was eligible to participate (all executives other than Mr. Gumbley) chose to defer a portion of his or her 2011 bonus into the EDCP in 2012. No named executive deferred a portion of his or her base salary into the EDCP in 2011.

Prior to our initial public offering, we offered the Wright Express Corporation Supplemental Investment and Savings Plan, or SERP, which allowed participants to defer compensation. The SERP was frozen to new contributions on December 31, 2004. Mr. Dubyak and Ms. Smith have balances in this plan, which continue to earn investment returns based on the funds they selected. These investment returns are market competitive for the type of funds offered; there is no preferential interest earned in either the EDCP or SERP accounts. No other executive officers participated in the SERP when it was an active plan.

Other Benefits. The Company historically provided personal financial advisory services, a Company-sponsored automobile and limited use of the corporate country club membership to the named executive officers. The named executives were responsible for the taxes on the value of these benefits. In December 2010, the Company eliminated the personal financial advisory benefit and the limited use of the country club membership to each named executive officer effective January 1, 2011. Executive base salaries were increased by the value of this benefit on January 1, 2011. In December 2011, executives surrendered the Company sponsored automobiles, at which time their base salaries were increased by the value of this benefit as follows: Ms. Smith's base salary was increased by $16,212, and Mr. Maxsimic's base salary was increased by $13,068. Mr. Dubyak's base salary was increased by $15,469. Mr. Elder and Mr. Gumbley were not recipients of this benefit prior to termination of the benefit to executives.

Additional Benefits Provided to Mr. Gumbley. Pursuant to his Service Agreement, the Company pays Mr. Gumbley a sum equal to 10% of his annual salary in equal monthly installments to be paid into a Self Invested Pension Plan. The Company also reimburses Mr. Gumbley for the cost of obtaining private medical health care up to a maximum of amount of 5,000 GBP, subject to statutory deductions.

Travel. Directors and executive officers, when traveling on Wright Express business, are reimbursed for their travel costs. No personal travel for directors or executive officers was reimbursed in 2011.

The aggregate value of all perquisites received by each of the executive officers in 2011 is detailed in the footnotes to the Summary Compensation Table.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The compensation committee is comprised entirely of independent directors as determined by the Board of Directors in accordance with its independence guidelines and the listing standards of the New York Stock Exchange.

The compensation committee is responsible for review and oversight of executive compensation. This includes approval of corporate goals and objectives used in the compensation programs for executives as well as setting executive compensation and approving annual incentive plan payouts and long-term incentive stock grants. In connection with that responsibility, the compensation committee reports to the Board on the Company's activities at each meeting of the Board. The compensation committee charter, which describes in detail the purpose, structure, membership, authority, responsibilities, procedures and administration of the compensation committee is available on the Company's website.

The compensation committee reviewed and discussed the Compensation Discussion and Analysis with members of senior management and, based on this review and discussion, the committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's annual report on Form 10-K and proxy statement on Schedule 14A.

THE COMPENSATION COMMITTEE

Kirk P. Pond, Chair
Shikhar Ghosh
Regina O. Sommer

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)[2]	Stock Awards ($)[3]	Option Awards ($)[4]	Non-Equity Incentive Plan Compensation ($)[5]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[6]	All Other Compensation ($)[7]	Total ($)
Michael E. Dubyak	2011	$560,529	—	$1,336,660	—	$ 689,132	$13,462	$ 68,672	$2,668,456
Chairman, President	2010	$526,457	—	$ 939,375	$1,867,346	$ 777,261	$25,232	$103,983	$4,239,654
and Chief Executive Officer	2009	$515,000	$ 25,880	$ 499,990	$ 718,897	$1,000,000	$34,412	$107,167	$2,901,346
Steven A. Elder[8]	2011	$214,294	—	$ 164,512	—	$ 118,180	—	$ 11,126	$ 508,112
Senior Vice President	2010								
and Chief Financial Officer	2009								
Melissa D. Smith[9]	2011	$390,901	—	$ 585,558	—	$ 335,325	$ 603	$ 44,691	$1,357,078
President, The Americas	2010	$345,385	—	$ 486,596	—	$ 305,956	$ 8,353	$ 58,947	$1,205,237
	2009	$320,000	—	$ 176,990	$ 258,598	$ 382,464	$ 9,962	$ 67,904	$1,215,918
David D. Maxsimic	2011	$332,877	—	$ 439,270	—	$ 305,958	—	$ 45,428	$1,123,533
Executive Vice	2010	$307,615	—	$ 328,781	—	$ 340,623	—	$ 54,397	$1,031,416
President, Sales and Marketing	2009	$300,000	—	$ 164,995	$ 235,097	$ 378,680	—	$ 64,170	$1,142,942
Gareth J. Gumbley[10][11]	2011	$321,000	$160,500	$ 323,329	—	$ 188,748	—	$ 40,125	$1,033,702
Executive Vice	2010								
President, International	2009								

(1) Includes amounts that may be contributed by each named executive officer on a pre-tax basis to the company's 401(k) plan and Executive Deferred Compensation Plan.

(2) In March 2010, at the time the compensation committee approved Mr. Dubyak's Short-Term Incentive Program payout of $1,000,000 (the maximum amount payable under that program), the compensation committee also approved a discretionary bonus with respect to 2009 performance to Mr. Dubyak in the amount of $25,880. Pursuant to his Service Agreement, Mr. Gumbley received a sign on bonus of 100,000 GBP converted to USD based on a 1-year average exchange rate of 1 GBP : 1.605 USD.

(3) The amounts shown in this column represent the aggregate grant date fair value of stock awards made during 2011, 2010, and 2009, respectively, calculated in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in the Company's audited financial statements for the fiscal years ended December 31, 2011, 2010, and 2009, included in the Company's Annual reports on Form 10-K filed with the Securities and Exchange Commission on February 28, 2012, February 28, 2011, and February 26, 2010, respectively. For PSUs granted on March 10, 2011 and March 3, 2010, these amounts reflect the grant date fair value of such awards based upon the probable outcome at the time of grant. The value of the 2011 awards at the grant date assuming that the highest level of performance conditions was achieved was $1,603,992, $197,414, $462,690, $407,167 and $388,035 for Mr. Dubyak, Mr. Elder, Ms. Smith, Mr. Maxsimic and Mr. Gumbley, respectively. The value of the 2010 awards at the grant date assuming that the highest level of performance conditions was achieved was $3,757,500, $834,165 and $563,625 for Mr. Dubyak, Ms. Smith and Mr. Maxsimic, respectively.

(4) The amounts shown in this column represent the aggregate grant date fair value of option awards made during 2010 and 2009, calculated in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 19 to the Company's audited financial statements for the fiscal year ended December 31, 2010, included in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2011. The amounts reflected in this column do not represent the actual amounts paid to or realized by the named executive officers for these awards during fiscal year 2010 and 2009, respectively.

(5) The amounts shown reflect the cash incentive awarded in March 2012 for 2011 Short-Term Incentive program results, March 2011 for 2010 Short-Term Incentive program results, and March 2010 for 2009 Short-Term Incentive Program results and include amounts contributed by each NEO on a pre-tax basis to the Company's Executive Deferred Compensation Plan.

(6) The amounts shown reflect Supplemental Executive Retirement Account earnings.

(7) The following table describes the elements that are represented in the "All Other Compensation" column for 2011:

ALL OTHER COMPENSATION

Name	Company Vehicle ($)[a]	401(k) or Other Retirement Plan Employer Match ($)	EDCP Employer Match ($)	Supplemental Health Reimbursement ($)	Total ($)
Michael E. Dubyak	$ 7,873	$14,163	$46,636	—	$68,672
Steven A. Elder	—	$11,126	—	—	$11,126
Melissa D. Smith	$12,161	$14,173	$18,357	—	$44,691
David D. Maxsimic	$10,784	$14,206	$20,438	—	$45,428
Gareth J. Gumbley	—	$32,100[b]	—	$8,025[c]	$40,125

(a) Reflects the value of the annual lease and maintenance costs that were paid on behalf of the executive by the Company. This perquisite was eliminated effective December 31, 2011.

(b) Reflects company pension contribution of 20,000 GBP pursuant to Mr. Gumbley's Service Agreement. The amount was converted to USD based on a 1-year average exchange rate of 1 GBP : 1.605 USD.

(c) Reflects a reimbursement amount of 5,000 GBP for Mr. Gumbley's supplemental health care insurance. The amount was converted to USD based on a 1-year average exchange rate of 1 GBP : 1.605 USD.

(8) Mr. Elder was promoted to Senior Vice President and Chief Financial Officer on April 6, 2011. Formerly, Mr. Elder was Vice President, Finance and Investor Relations. Mr. Elder was not a named executive officer in 2010 and 2009, and therefore no information is presented for these years.

(9) Ms. Smith was promoted to President, The Americas on April 6, 2011. Formerly, Ms. Smith was Chief Financial Officer and Executive Vice President, Finance and Operations.

(10) Mr. Gumbley was not a named executive officer during 2010 and 2009, and therefore no information is presented for these years.

(11) Mr. Gumbley's cash compensation is paid in Great British Pounds. For purposes of this table, compensation was converted to USD based on a 1-year average exchange rate of 1 GBP : 1.605 USD.

GRANTS OF PLAN-BASED AWARDS

The following table represents all plan-based awards granted to the named executive officers in 2011:

Name	Type of Award[1]	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units (#)[2][3][4][5]	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)				
Michael E. Dubyak	STIP	—	$140,731	$562,924	$1,125,848	—	—	—	—	—	—	—
	RSU	3/10/2011	—	—	—	—	—	—	10,400	—	—	$534,664
	PSU	3/10/2011	—	—		3,900	15,600	31,200	—	—	—	$801,996
Steven A. Elder	STIP	—	$ 24,134	$ 96,536	$ 193,072	—	—	—	—	—	—	—
	RSU	3/10/2011	—	—	—	—	—	—	1,280	—	—	$ 65,805
	PSU	3/10/2011	—	—		480	1,920	3,840	—	—	—	$ 98,707
Melissa D. Smith	STIP	—	$ 68,478	$273,914	$ 547,826	—	—	—	—	—	—	—
	RSU	3/10/2011	—	—	—	—	—	—	3,000	—	—	$154,230
	RSU	5/19/2011	—	—	—	—	—	—	3,687	—	—	$199,983
	PSU	3/10/2011	—	—		1,125	4,500	9,000	—	—	—	$231,345
David D. Maxsimic	STIP	—	$ 62,481	$249,926	$ 499,850	—	—	—	—	—	—	—
	RSU	3/10/2011	—	—	—	—	—	—	2,640	—	—	$135,722
	RSU	5/19/2011	—	—	—	—	—	—	1,843	—	—	$ 99,964
	PSU	3/10/2011	—	—		990	3,960	7,920	—	—	—	$203,584
Gareth J. Gumbley	STIP	—	$ 48,150	$192,600	$ 385,200	—	—	—	—	—	—	—
	RSU	2/22/2011	—	—	—	—	—	—	2,538	—	—	$129,311
	PSU	2/22/2011	—	—		314	1,256	2,512	—	—	—	$ 63,993

(1) Type of Award: STIP = Short Term Incentive Program (cash); RSU = Restricted Stock Unit; PSU = Performance-Based Restricted Stock Unit. All awards are granted under our 2010 Equity Incentive Plan.

(2) Restricted stock units or RSUs granted on March 10, 2011 vest over 3 years at a rate of one third of the total award per year beginning on the first anniversary of the grant date. The number of RSUs received by each named executive officer was determined by dividing the total award amount granted by the fair market value of our common stock on the date of grant.

(3) Restricted stock units or RSUs granted on May 19, 2011 to Ms. Smith vest over 3 years at a rate of one third of the total award per year beginning on the first anniversary of the grant date.

(4) Restricted stock units or RSUs granted on May 19, 2011 to Mr. Maxsimic vest 100% on the first anniversary of the grant date.

(5) Restricted stock units or RSUs granted on February 22, 2011 to Mr. Gumbley vest over 3 years at a rate of one third of the total award per year beginning on the first anniversary of the grant date. The number of RSUs received was determined by dividing the total award amount granted by the fair market value of our common stock on the date of grant.

OPTION EXERCISES AND STOCK VESTED

The following table represents stock options exercised and stock vested in 2011 by each of the named executive officers.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized Upon Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Michael E. Dubyak	49,008	$1,897,855	22,791	$1,176,419
Steven A. Elder	2,227	$ 87,179	3,423	$ 170,015
Melissa D. Smith	23,500	$ 923,365	10,422	$ 536,475
David D. Maxsimic	15,979	$ 606,931	9,505	$ 489,380
Gareth J. Gumbley	—	—	—	—

OUTSTANDING EQUITY AWARDS

The following table represents stock options and unvested stock units held by each of the named executive officers as of December 31, 2011.

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)[2]	Market Value of Shares or Units of Stock That Have Not Vested ($)[3]	Equity Incentive Plan Awards Number of Unearned Shares, Units or Other Rights That Have Not Vested ($)[4]	Equity Incentive Plan Awards Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[3]
Michael E. Dubyak		29,196	—	$13.60	3/5/2017	22,680	$1,231,070		
	43,706	87,544	—	$30.06	3/3/2018	—	—	78,100	$4,239,268
Steven A. Elder	2,445	2,453	—	$13.60	3/5/2017	3,766	$ 204,418		
						—	—	4,380	$ 237,746
Melissa D. Smith	11,944	10,336	—	$13.60	3/5/2017	17,204	$ 933,833		
						—	—	18,375	$ 997,395
David D. Maxsimic	4,248	9,635	—	$13.51	2/13/2017	12,705	$ 689,627	13,335	723,824
Gareth J. Gumbley	—	—	—	—	—	—	—	—	—

(1) Non-Qualified Stock Options expiring on February 13, 2017 vest over two years at a rate of one half of the total award per year beginning on the first anniversary of the grant date. Non-Qualified Stock Options expiring on March 5, 2017 and March 3, 2018 vest over three years at a rate of one third of the total award per year beginning on the first anniversary of the grant date.

(2) The following table shows the RSUs, by grant date, which have not yet vested as of December 31, 2011:

Name	March 30, 2008 (#)	March 5, 2009 (#)	March 3, 2010 (#)	February 22, 2011 (#)	March 10, 2011 (#)	May 19, 2011 (#)	Total (#)
Michael E. Dubyak	—	12,280	—	—	10,400	—	22,680
Steven A. Elder	360	1,032	1,094	—	1,280	—	3,766
Melissa D. Smith	—	4,347	6,170	—	3,000	3,687	17,204
David D. Maxsimic	—	4,053	4,169	—	2,640	1,843	12,705
Gareth J. Gumbley	—	—	—	2,538	—	—	2,538

Grant Date	Stock Award Vesting Schedule
March 31, 2008	Vests at a rate of one quarter of the total award per year beginning on the first anniversary of the grant date
March 5, 2009	Vests at a rate of one third of the total award per year beginning on the first anniversary of the grant date
March 3, 2010	Vests at a rate of one third of the total award per year beginning on the first anniversary of the grant date
February 22, 2011	Vests at a rate of one third of the total award per year beginning on the first anniversary of the grant date
March 10, 2011	Vests at a rate of one third of the total award per year beginning on the first anniversary of the grant date
May 19, 2011 (Smith)	Vests at a rate of one third of the total award per year beginning on the first anniversary of the grant date
May 19, 2011 (Maxsimic)	Vests at a rate of 100% of the total award on the first anniversary of the grant date

(3) Reflects the value as calculated based on the closing price of the Company's common stock ($54.28) on December 30, 2011.

(4) These amounts represent the number of PSUs granted assuming target performance conditions are met. The PSUs granted on March 3, 2010, may convert to RSUs based on the achievement of predetermined performance goals for the Company's annual revenue and adjusted net income for 2012. The PSUs granted on February 22, 2011 to Mr. Gumbley, may convert to RSUs based on the achievement of predetermined performance goals for the Company's international revenue and international adjusted net income for 2011 (estimated to have been achieved at 79.7% of target). Performance goals for the 2012 and 2013 performance periods are not yet determined. The PSUs granted on March 10, 2011, may convert to RSUs based on the achievement of predetermined performance goals for the Company's PPG adjusted revenue and adjusted net income for 2011 (estimated to have been achieved at 127% of target). The following table shows the PSUs, by grant date, where achievement of the performance conditions have not yet been determined as of December, 31, 2011:

The predetermined performance goals for the Company's annual revenue and adjusted net income for 2012 and the return on invested capital metric as defined in the plan. The following table shows the PSUs, by grant date, where achievement of the performance conditions have not yet been determined as of December, 31, 2011:

Name	March 3, 2010 (#)	February 22, 2011 (#)	March 10, 2011 (#)	Total (#)
Michael E. Dubyak	62,500	—	15,600	78,100
Steven A. Elder	2,460	—	1,920	4,380
Melissa D. Smith	13,875	—	4,500	18,375
David D. Maxsimic	9,375	—	3,960	13,335
Gareth J. Gumbley	—	1,256	—	3,808

NONQUALIFIED DEFERRED COMPENSATION

The following table represents the amounts deferred by each of the named executive officers in the Wright Express Corporation Executive Deferred Compensation Plan, or EDCP, and the Wright Express Corporation Supplemental Investment & Savings Plan, or SERP. The EDCP and SERP, which was frozen to new contributions on December 31, 2004, are described in the Non-qualified Deferred Compensation section of the Compensation Discussion and Analysis.

Name	Plan	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)[1]	Aggregate Earnings in Last FY ($)[2]	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)[3]
Michael E. Dubyak	SERP	—	—	13,462[4]	—	344,360[4]
	EDCP	172,283	41,348	(9,237)	(27,921)	922,324
Melissa D. Smith	SERP	—	—	603[4]	—	59,085[4]
	EDCP	20,119	20,119	(5,252)	—	185,445
Steven A. Elder	EDCP	11,818	7,091	0	—	18,909
David D. Maxsimic	EDCP	61,192	18,358	(7,703)	—	370,864
Gareth J. Gumbley	EDCP	—	—	—	—	—

(1) Participant contributions to the Wright Express Corporation EDCP are matched on annual incentive compensation payments only. Wright Express matches the executives' incentive compensation deferral up to a maximum of 6% of their total incentive compensation award.

(2) The company does not pay above-market interest rates on non-qualified deferred compensation.

(3) Portions of the amounts shown in this column have been previously reported in the Salary, Non-Equity Incentive Plan Compensation and All Other Compensation columns of the Summary Compensation Table in previous years, as follows:

Name	Salary	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
Michael E. Dubyak	—	597,048	204,862	801,910
Melissa D. Smith	—	79,708	79,708	159,416
David D. Maxsimic	37,363	166,903	76,381	280,646
Steven Elder	—	11,818	7,091	18,909
Gareth Gumbley	—	—	—	—

(4) Includes the earnings and balance on December 31, 2011, of the SERP which is explained in the Nonqualified Deferred Compensation section of the Compensation Discussion and Analysis.

During the year ended December 31, 2011, participants were given the opportunity to select among various funds in the SERP and EDCP. The table below shows the funds available to participants and their annual rate of return for the year ended December 31, 2011. The investment alternatives in the EDCP are the same as those available under our 401(k) plan with the exception of the BlackRock S&P 500 Index Fund. The comparable fund used in the 401(k), Merrill Lynch Equity Index Trust Tier 13, is a collective trust and cannot be used in a non-qualified plan such as the EDCP.

	Rate of Return
SERP	
Principal Global Investors Bond & Mortgage Securities	6.63%
Principal Global Investors Government & High Quality Bond	5.78%
Principal Global Investors Balanced	3.62%
Principal Global Investors LargeCap Growth	(4.63)%
Principal Global Investors LargeCap Value	0.75%
Principal Global Investors MidCap Blend	7.84%
Principal Global Investors Diversified International	(10.58)%
EDCP	
The Oakmark Equity & Income Fund	0.64%
Davis New York Venture Fund Incorporated (Y)	(4.55)%
DWS RREEF Real Estate Securities Fund (A)	8.99%
American EuroPacific Growth Fund (R-4)	(13.61)%
Goldman Sachs Large Cap Value Fund	(7.45)%
Perkins MidCap Value Fund	(2.71)%
Prudential Jennison Small Comp	(1.97)%
ML Retirement Reserves	0.00%
Oppenheimer Developing Markets Fund (A)	(18.10)%
Victory Small Business Opportunity Fund (A)	1.16%
PIMCO Total Return Fund (A)	3.90%
Principal High Yield Fund	3.66%
Goldman Sachs Growth Opportunities Fund	(3.70)%
MainStay Large Cap Growth Fund	(0.19)%
Merrill Lynch Equity Index Trust XIII	2.04%
Wells Fargo Stable Return Fund (C)	2.14%
Oppenheimer Global Allocation Fund Class (A)	(7.77)%
Wright Express Corporation Common Stock Fund	18.00%

EMPLOYMENT AGREEMENTS, SEVERANCE AND CHANGE OF CONTROL BENEFITS

The Company provides employment agreements which include severance and change of control benefits to attract and retain key executive officers. In the event, or threat, of a change of control transaction, these agreements reduce uncertainty and provide compensation for the significant levels of executive engagement and support required during an ownership transition that results in the termination of their employment. These employment agreements represent competitive severance and change of control benefits based on analysis conducted by DC&P and reviewed by the Compensation Committee.

The Compensation Committee reviews these agreements annually to assess whether the total value to an executive provided by the agreement remains at the level needed to attract and retain executives without being considered excessive in the opinion of the Compensation Committee.

The agreements contained the following provisions as of December 31, 2011:

<table>
<tr><th></th><th>Mr. Dubyak</th><th>Ms. Smith</th><th>Mr. Maxsimic</th><th>Mr. Elder</th><th>Mr. Gumbley</th></tr>
<tr><td colspan="6">Basic Severance Benefit</td></tr>
<tr><td>Severance Payment</td><td>2x (base salary plus target bonus)</td><td colspan="2">1x (base salary plus target bonus)</td><td>None</td><td>0.5x (base salary)</td></tr>
<tr><td>Accelerated Vesting of Equity</td><td>2 years</td><td>1 year</td><td>Per Retention Agreement</td><td colspan="2">None</td></tr>
<tr><td>Health Benefit Continuation</td><td>1 year</td><td>1 year</td><td>None</td><td colspan="2">None</td></tr>
<tr><td colspan="6">Change of Control (COC) Severance Benefit
Double Trigger: requires COC and loss of comparable position)</td></tr>
<tr><td>Severance Payment</td><td>3x (base salary plus target bonus)</td><td colspan="2">2x (base salary plus target bonus)</td><td colspan="2">0.5x (base salary)</td></tr>
<tr><td>Accelerated Vesting of Equity</td><td colspan="5">100 percent</td></tr>
<tr><td colspan="6">Other Agreement Provisions</td></tr>
<tr><td>280G Gross Up</td><td>Yes</td><td colspan="4">None</td></tr>
<tr><td>Non-Compete</td><td colspan="3" rowspan="3">2 years for without cause COC termination; 1 year otherwise</td><td>None</td><td>6 months</td></tr>
<tr><td>Non-Solicitation</td><td>None</td><td>9 months</td></tr>
<tr><td>Non-Disparagement</td><td>None</td><td>Indefinitely</td></tr>
<tr><td>Non-Disclosure</td><td colspan="5">Indefinitely</td></tr>
</table>

(1) On April 6, 2011, Mr. Maxsimic signed an Executive Retention Agreement with the Company pursuant to which Mr. Maxsimic agreed to an enhanced non-competition and non-solicitation obligations for up to two years following the termination of his employment for any reason (the "Restricted Period"). In consideration for these provisions, the Agreement provides that (1) certain stock option, restricted stock unit and performance-based restricted stock unit awards granted to Mr. Maxsimic in 2009, 2010 and 2011 (the "Outstanding Awards") will continue to vest in the event that his employment is terminated without cause or upon constructive discharge and (2) the Company will grant to him a restricted stock unit award with respect to a number of shares of Company Common Stock equal to $100,000 divided by the closing price of the Common Stock on the New York Stock Exchange on the date of grant (the "New 2011 RSU Award"). Fifty percent (after satisfaction of tax withholding obligations) of the number of shares of Common Stock that otherwise would be delivered to Mr. Maxsimic with respect to any shares delivered pursuant to the continued vesting of the Outstanding Awards (other than stock options) will be deposited in escrow with the Company through and until the end of the Restricted Period. In the event that Mr. Maxsimic violates the Agreement's non-competition and non-solicitation provisions, the escrowed shares will be forfeited back to the Company for no consideration. The Agreement modifies and supersedes the non-competition and non-solicitation provisions contained in the Employment Agreement, effective as of October 28, 2005, by and between the Company and Mr. Maxsimic except that the restricted period in the agreement reverted back to the restricted period in the employment agreement on March 10, 2012 grant.

(2) "Change of control" means, in summary: (i) an acquisition of 50 percent or more of either the then-outstanding shares of common stock or the combined voting power of the then-outstanding voting securities excluding certain specified acquisitions; (ii) a change in the composition of the Board such that the individuals who constitute the Board at that point in time cease to constitute a majority of the Board; (iii) consummation of a reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company or the acquisition of shares or assets of another Company excluding certain specified transactions; or (iv) the approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.

(3) In the event any payment or distribution to Mr. Dubyak under his employment agreement is determined to be subject to additional taxes under Section 280G of the Internal Revenue Code, he is entitled to receive a payment on an after-tax basis equal to the excise taxes imposed, and any penalties and interest. The decision to provide Mr. Dubyak with a 280G gross up was made at the time his agreement was executed in October 2005, after reviewing the standard provisions of agreements for executives at his level. The terms of these agreements continue from their original execution dates; no affirmative action was taken to renew the terms of the agreements.

(4) Each of the employment agreements signed by the executive officers contains a provision which restricts the executive from performing any acts which advance the interests of any existing or prospective competitors of Wright Express during the period specified in the agreement.

(5) Each of the employment agreements signed by the executive officers contains a provision which restricts the executive from soliciting customers or employees to terminate their relationship with the Company.

(6) Each of the employment agreements signed by the executive officers contains a provision which restricts them from making any statements or performing any acts intended or reasonably calculated to advance the interest of any existing or prospective competitor or in any way to injure the interests of or disparage the Company.

(7) Each of the employment agreements signed by the executive officers contains a provision which restricts the executive from disclosing confidential information as defined in the agreement.

POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT

The following chart shows the payments to each Named Executive Officer which would be made as a result of possible termination scenarios assuming each had occurred on December 30, 2011:

Named Executive Officer	Voluntary Termination or Involuntary Termination For Cause ($)	Involuntary Termination Without Cause ($)	Change in Control With Termination ($)	Disability ($)	Death ($)
Michael E. Dubyak					
Acceleration of Equity Awards [1]	—	$ 8,307,523	$ 8,778,347	—	$ 8,778,347
Salary and Benefits Continuation	—	$ 1,160,854	$ 1,757,968	—	—
Short Term Incentive Program	—	$ 1,149,729	$ 1,724,594	$ 574,865	$ 574,865
Non-Qualified Plan[2]	$1,053,053	$ 1,053,053	$ 1,053,053	$1,053,053	$ 1,053,053
280G Gross-up	—	—	—	—	—
Total	$1,053,053	$11,671,159	$13,313,962	$1,627,918	$10,406,265
Steven A. Elder[3]					
Acceleration of Equity Awards [1]	—	—	—	—	$ 541,953
Salary and Benefits Continuation	—	$ 115,000	$ 115,000	—	—
Short Term Incentive Program	—	—	—	—	—
Non-Qualified Plan[2]	—	—	—	—	—
Total	—	$ 115,000	$ 115,000	—	$ 541,953
Melissa D. Smith					
Acceleration of Equity Awards [1]	—	$ 1,025,853	$ 2,351,697	—	$ 2,351,697
Salary and Benefits Continuation	—	$ 423,141	$ 846,282	—	—
Short Term Incentive Program	—	$ 291,348	$ 582,697	$ 291,348	$ 291,348
Non-Qualified Plan[2]	$ 204,292	$ 204,292	$ 204,292	$ 204,292	$ 204,292
Total	$ 204,292	$ 1,944,634	$ 3,984,968	$ 495,640	$ 2,847,337
David D. Maxsimic[4]					
Acceleration of Equity Awards [1]	—	$ 844,213	$ 1,805,403	—	$ 1,805,403
Salary and Benefits Continuation	—	$ 347,338	$ 729,140	—	—
Short Term Incentive Program	—	$ 260,504	$ 521,007	$ 260,504	$ 260,504
Non-Qualified Plan[2]	$ 291,315	$ 291,315	$ 291,315	$ 291,315	$ 291,315
Total	$ 291,315	$ 1,743,370	$ 3,346,865	$ 551,819	$ 2,357,222
Gareth Gumbley[5]					
Acceleration of Equity Awards [1]	—	—	—	—	$ 344,461
Salary and Benefits Continuation	—	$ 329,025	$ 329,025	—	—
Short Term Incentive Program	—	96,300	96,300	—	—
Non-Qualified Plan[2]	$ 32,100	$ 32,100	$ 32,100	$ 32,100	$ 32,100
Total	$ 32,100	$ 457,425	$ 457,425	$ 32,100	$ 376,561

(1) For purposes of these calculations, the stock price used to calculate potential payments was the closing price on December 30, 2011, being $54.28.

(2) As used in this table, Non-Qualified Plan Payout includes the participants' balances in their EDCP and SERP accounts. For Gumbley, the amounts reflect a company contributed pension benefit (equal to 10% of his annual salary) pursuant to his Service Agreement.

(3) Mr. Elder is covered by the Wright Express Corporation Severance Plan for Officers which provides for 26 weeks of base pay for EVP and SVPs who have been employed with the Company for a minimum of six months upon any termination without cause. On April 13, 2012, Mr. Elder executed a Change in Control Agreement pursuant to which, following a without cause termination or a constructive discharge (both as defined in the agreement), within 90 days before a change in control (as defined in the agreement) and ending 365 days after a change in control (as defined in the agreement), he will receive (i) a cash payment equal to the sum of his then current base salary plus his then current target incentive compensation award, multiplied by 200%, payable, at the company's option, in either one lump sum, equal installments not less frequently than once per month over a twelve month period, or a combination of lump sum and equal installments not less frequently than once per month over a twelve month period, and (ii) any and all base salary and incentive compensation awards earned but unpaid through the date of such termination and any unreimbursed business expenses. In addition, upon such termination, those outstanding and unvested stock options and unvested RSUs held by Mr. Elder of the date of termination will immediately become vested. In addition, the Company shall pay to Mr. Elder in a lump sum an amount equal to the present value of the Company's share of the cost of medical and dental insurance premiums for a 24 month period.

(4) On April 6, 2011, Mr. Maxsimic signed an Executive Retention Agreement with the Company pursuant to certain stock option, restricted stock unit and performance-based restricted stock unit awards granted in 2009, 2010 and 2011 will continue to vest in the event that his employment is terminated without cause or upon constructive discharge.

(5) Mr. Gumbley's Service Agreement requires 12 months notice in connection with any termination during the first year of employment. The potential payments described above are calculated based on a 1-year average exchange rate of 1 GBP : 1.605 USD.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table provides information about shares of common stock that may be issued under the Company's equity compensation plans as of December 31, 2011. The Company's only equity plan, the 2010 Equity and Incentive plan, has been approved by our stockholders.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options and Restricted Stock Units (#)	Weighted-Average Exercise Price of Outstanding Options (Excludes Restricted Stock Units) ($)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in First Column) (#)
Equity compensation plans approved by Company security holders	951,717	$19.72	4,248,130

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Based on a review of the reports and written representations submitted to us, we believe that during 2011 all filings with the SEC by our officers, directors and 10 percent stockholders timely complied with requirements for reporting ownership and changes in ownership of our common stock under Section 16(a) of the Securities Exchange Act of 1934.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Board has adopted written policies and procedures for the review of any transaction, arrangement or relationship in which Wright Express is a participant, the amount involved exceeds $120,000, and one of our

executive officers, directors, director nominees or 5 percent stockholders (or their immediate family members), each of whom we refer to as a "related person," has a direct or indirect material interest.

If a related person proposes to enter into such a transaction, arrangement or relationship, which we refer to as a "related person transaction," the related person must report the proposed related person transaction to our General Counsel. The policy calls for the proposed related person transaction to be reviewed and, if deemed appropriate, approved by our Board's Audit Committee. Whenever practicable, the reporting, review and approval will occur prior to entry into the transaction. If advance review and approval is not practicable, the committee will review, and, in its discretion, may ratify the related person transaction. The policy also permits the chairman of the Audit Committee to review and, if deemed appropriate, approve proposed related person transactions that arise between meetings, subject to ratification by the Audit Committee at its next meeting. Any related person transactions that are ongoing in nature are reviewed annually.

A related person transaction reviewed under the policy will be considered approved or ratified if it is authorized by the Audit Committee after full disclosure of the related person's interest in the transaction. The Audit Committee will review and consider such information regarding the related person transaction as it deems appropriate under the circumstances.

The Audit Committee may approve or ratify the transaction only if the committee determines that, under all of the circumstances, the transaction is not inconsistent with the Company's best interests. The committee may impose any conditions on the related person transaction that it deems appropriate.

In addition to the transactions that are excluded by the instructions to the SEC's related person transaction disclosure rule, the Board has determined that the following transactions do not create a material direct or indirect interest on behalf of related persons and, therefore, are not related person transactions for purposes of this policy:

- interests arising solely from the related person's position as an executive officer of another entity (whether or not the person is also a director of such entity), that is a participant in the transaction, where (a) the related person and all other related persons own in the aggregate less than a 10 percent equity interest in such entity, (b) the related person and his or her immediate family members are not involved in the negotiation of the terms of the transaction and do not receive any special benefits as a result of the transaction, (c) the amount involved in the transaction equals less than the greater of $750,000 or 1 percent of the annual consolidated gross revenues of the other entity that is a party to the transaction, and (d) the amount involved in the transaction equals less than 2 percent of the Company's annual consolidated gross revenues; and
- a transaction that is specifically contemplated by provisions of the Company's charter or bylaws.

There were no relationships or related transactions in 2011 which required review under the policy.

The policy provides that transactions involving compensation of executive officers shall be reviewed and approved by the Compensation Committee in the manner specified in its charter.

INFORMATION ABOUT VOTING PROCEDURES

How is my vote counted?

You may vote "for" each director nominee or withhold your vote from one or more of the nominees.

You may vote "for" or "against" or "abstain" from voting on the proposals regarding the advisory vote on executive compensation and ratification of the independent registered public accounting firm. If you abstain from voting on either of these proposals, it will have the same effect as a vote "against" the proposal.

If you provide your voting instructions on your proxy, your shares will be voted:

- as you instruct, and
- according to the best judgment of the persons named in the proxy if a proposal comes up for a vote at the meeting that is not on the proxy.

If you do not indicate a specific choice on the proxy you sign and submit, your shares will be voted:

- *for* the three named nominees for directors,
- *for* the approval of the company's executive compensation, and
- *for* the ratification of Deloitte & Touche LLP as the auditors.

What if I do not vote?

The effect of not voting will depend on how your share ownership is registered. If you own shares as a registered holder and you do not vote, then your unvoted shares will not be represented at the meeting and will not count toward the quorum requirement. If a quorum is obtained, then your unvoted shares will not affect whether a proposal is approved or rejected.

If you are a shareholder whose shares are not registered in your name and you do not vote, then your bank, broker or other holder of record may still represent your shares at the meeting for purposes of obtaining a quorum. In the absence of your voting instructions, your bank, broker or other holder of record will be able to vote your shares in its discretion regarding the ratification of the Company's independent auditors. However, your bank, broker or other holder of record will not be able to vote your shares in its discretion in the election of directors or the advisory vote on executive compensation. Therefore, you *must* vote your shares if you want them to be counted for purposes of these votes.

What if I change my mind after I submit my proxy?

You may revoke your proxy and change your vote by:

- signing a proxy card with a later date and returning it before the polls close at the meeting, or
- voting at the meeting.

What happens if a director nominee is unable to stand for election?

The Board may reduce the number of directors or select a substitute nominee. In the latter case, if you have submitted your proxy, the persons named in the proxy can vote your shares for a substitute nominee. The person you authorize to vote on your behalf cannot vote for more than three nominees.

What constitutes a quorum?

In order for business to be conducted at the meeting, a quorum must be present. A quorum consists of the holders of one-third of the shares of common stock issued and outstanding on the record date and entitled to vote.

Shares of common stock represented in person or by proxy (including shares that abstain or do not vote with respect to one or more of the matters to be voted upon) will be counted for purposes of determining whether a quorum exists. If a quorum is not present, the meeting will be adjourned until a quorum is obtained.

How many votes are needed to approve the election of the directors?

Directors will be elected by a plurality of the votes cast at the meeting.

How many votes are needed to approve the advisory vote on executive compensation and to ratify the selection of the independent registered public accounting firm?

The affirmative vote of the holders of a majority of the shares present at the meeting in person, or by proxy, and entitled to vote is required for: approval of the advisory vote on executive compensation; and approval of the ratification of the selection of the independent registered public accounting firm. An abstention will be included in the denominator for purposes of determining the number of affirmative votes required for approval. A broker non-vote will be treated as not being entitled to vote on the proposal and will not be counted for purposes of determining whether the proposal has been approved.

What is the effect of not submitting my proxy if my shares are held in the Wright Express Corporation Employee Savings Plan?

The trustee for the Wright Express Corporation Employee Savings Plan, which is often referred to as the 401(k) plan, will vote the shares of participants who do not give specific instructions in the same proportion as those shares voted by plan participants who return proxies.

What does it mean if I receive more than one proxy card?

It means that you hold your shares in multiple accounts. Please be sure to complete and submit all proxies that you received to ensure that all your shares are voted.

Where do I find voting results of the meeting?

We will announce preliminary voting results at the annual meeting. We will also publish the preliminary or, if available, the final results in a current report on Form 8-K within four business days of the end of the meeting. You may access a copy electronically on our website or through the SEC's "EDGAR" website at *www.sec.gov*. Voting results will be tabulated and certified by our transfer agent, American Stock Transfer & Trust Company.

Who pays the cost for proxy solicitation?

The Company pays for distributing and soliciting proxies. As a part of this process, the Company reimburses brokers, nominees, fiduciaries and other custodians for reasonable fees and expenses in forwarding proxy materials to stockholders. The Company does not intend to use an outside proxy solicitation firm to solicit votes, but employees of the Company or its subsidiaries may solicit proxies through mail, telephone, the Internet or other means. Employees do not receive additional compensation for soliciting proxies. The Company may use an outside proxy solicitation firm to advise it in connection with assessing the impact of the votes cast during the solicitation period.

How do I submit a stockholder proposal, including suggesting a candidate for nomination as a director to the Corporate Governance Committee, for next year's annual meeting?

Any proposal that a stockholder wishes to be considered for inclusion in our proxy statement and proxy card for the 2013 annual meeting of stockholders must comply with the requirements of Rule 14a-8 under the Exchange Act and must be submitted to the Corporate Secretary, 97 Darling Avenue, South Portland, ME 04106, no later than December 21, 2012. However, in the event that the annual meeting is called for a date that is not within thirty days before or after May 18, 2013, notice by the stockholder must be received a reasonable time before we begin to print and mail our proxy materials for the 2013 annual meeting of stockholders.

If a stockholder wishes to present a proposal before the 2013 annual meeting but does not wish to have a proposal considered for inclusion in our proxy statement and proxy in accordance with Rule 14a-8 or to nominate someone for election as a director, the stockholder must give written notice to our Corporate Secretary at the address noted above. To be timely, a stockholder's notice to the Secretary must be delivered to or mailed and

received not earlier than January 18, 2013, nor later than February 19, 2013. However, in the event that the annual meeting is called for a date that is not within twenty-five days before or after May 18, 2013, notice by the stockholder must be received no earlier than 120 days prior to the annual meeting and no later than the later of the 90th day prior to the annual meeting or the tenth day following the day on which notice of the date of the annual meeting is first mailed or publicly disclosed. The Company's By-Laws contain specific procedural requirements regarding a stockholder's ability to nominate a director or submit a proposal to be considered at a meeting of stockholders. The By-Laws are available on our website at *www.wrightexpress.com*, under the Corporate Governance tab.

For next year's annual meeting of stockholders, the persons appointed by proxy to vote stockholders' shares will vote those shares according to their best judgment on any stockholder proposal the Company receives after February 19, 2013.

What is "householding"?

"Householding" means that we deliver a single set of proxy materials to households with multiple stockholders, provided such stockholders give their affirmative or implied consent and certain other conditions are met.

Some households with multiple stockholders already may have provided the Company with their affirmative consent or given a general consent to householding. We will provide only one set of proxy materials to each such household, unless we receive contrary instructions.

We will promptly deliver separate copies of our proxy statement and annual report, or deliver multiple copies in the future, at the request of any stockholder who is in a household that participates in the householding of the Company's proxy materials. You may call our Investor Relations department at (866) 230-1633 or send your request to:

Wright Express Corporation
Attention: Investor Relations — Annual Meeting
97 Darling Avenue
South Portland, ME 04106
Email: investors@wrightexpress.com

If you currently receive multiple copies of the Company's proxy materials and would like to participate in householding, please contact the Investor Relations department at the above address.

What is meant by "incorporation by reference"?

"Incorporation by reference" means that we refer to information that previously has been filed with the SEC, so the information should be considered as part of the filing you are reading. Based on SEC rules, the sections entitled "Audit Committee Report" and the "Compensation Committee Report," of this proxy statement and the information regarding the Audit Committee Charter and the independence of the Audit Committee members specifically are not incorporated by reference into any other filings with the SEC.

You receive this proxy statement as part of the proxy materials for the annual meeting of stockholders. You may not consider this proxy statement as material for soliciting the purchase or sale of our Company's common stock.

How do I obtain directions to the annual meeting, notify you that I will attend the annual meeting or request future copies of your proxy materials?

Seating is limited and, therefore, we request that you please notify us if you intend to attend the annual meeting in person. In order to do so, you may either:

- write or email the Investor Relations office at this address:

Wright Express Corporation
Attention: Investor Relations — Annual Meeting
97 Darling Avenue
South Portland, ME 04106
Email: investors@wrightexpress.com

- or -

- call the Investor Relations department at (866) 230-1633.

If you need directions on how to get to our Long Creek Campus offices in order to attend our annual meeting, please refer to our website at *http://www.wrightexpress.com/About/directions.html* or contact our Investor Relations office.

If you require copies of these or any future proxy materials, please refer to the Investor Relations page of our website at *www.wrightexpress.com* or contact our Investor Relations office.

How do I request a copy of your annual report on Form 10-K?

We will provide you with a copy, without charge, of our Form 10-K, including the financial statements, for our most recently ended fiscal year, upon request to our Investor Relations Department.

By Order of the Board of Directors,



Hilary A. Rapkin
SENIOR VICE PRESIDENT,
GENERAL COUNSEL AND
CORPORATE SECRETARY

April 20, 2012
SOUTH PORTLAND, MAINE

ANNUAL MEETING OF STOCKHOLDERS OF

WRIGHT EXPRESS CORPORATION

May 18, 2012

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR ANNUAL MEETING TO BE HELD ON MAY 18, 2012:
The Notice of Meeting, Proxy Statement and Annual Report to Stockholders are available at http://ir.wrightexpress.com

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

↓ Please detach along perforated line and mail in the envelope provided. ↓

20303030000000000000 9 051812

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

The Board of Directors recommends a vote FOR each nominee.

1. Election of Directors: To elect three directors for three-year terms.

☐ FOR ALL NOMINEES

☐ WITHHOLD AUTHORITY FOR ALL NOMINEES

☐ FOR ALL EXCEPT (See instructions below)

NOMINEES:
○ Regina O. Sommer
○ Jack VanWoerkom
○ George L. McTavish

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark **"FOR ALL EXCEPT"** and fill in the circle next to each nominee you wish to withhold, as shown here: ●

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

The Board of Directors recommends a vote FOR Proposal 2.

	FOR	AGAINST	ABSTAIN
2. To approve, in an advisory (non-binding) vote, the compensation of our named executive officers.	☐	☐	☐

The Board of Directors recommends a vote FOR Proposal 3.

	FOR	AGAINST	ABSTAIN
3. To ratify the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the year ending December 31, 2012.	☐	☐	☐

Whether or not you attend the annual meeting, it is important that your shares be represented and voted at the meeting. As a stockholder of record, you can vote your shares by signing and dating the enclosed proxy card and returning it by mail in the enclosed envelope. If you decide to attend the annual meeting and vote in person, you may then revoke your proxy. If you hold your stock in "street name," you should follow the instructions provided by your bank, broker or other nominee.

Signature of Stockholder ________ Date: ________ Signature of Stockholder ________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

0

WRIGHT EXPRESS CORPORATION

2012 ANNUAL MEETING OF STOCKHOLDERS - May 18, 2012

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Michael E. Dubyak and Melissa D. Smith as proxies, each with full power of substitution, to represent and vote as designated on the reverse side, all the shares of Common Stock of Wright Express Corporation which the undersigned would be entitled to vote if personally present at the Annual Meeting of Stockholders to be held at the Wright Express Corporation Long Creek Campus offices, at 225 Gorham Road, South Portland, Maine, 04106, on Friday, May 18, 2012, at 8:00 a.m., Eastern Time, or any adjournment or postponement thereof.

The proxy will be voted as specified, or if you do not indicate a specific choice on the proxy you sign and submit, your shares will be voted: for the three named nominees for directors; for the approval of the company's executive compensation; and, for the ratification of Deloitte & Touche LLP as the auditors. If you sign and submit a proxy, Michael E. Dubyak and Melissa D. Smith are authorized to vote your shares according to their best judgment on any other matters that are properly presented at the meeting, or at any adjournment or postponement thereof.

(Continued and to be signed on the reverse side.)

SEC
Mail Processing
Section

APR 20 2012

Washington DC



ACCELERATING GROWTH

2011 ANNUAL REPORT

ABOUT WRIGHT EXPRESS

Wright Express is a global provider of value-based business payment processing and information management solutions. The Company's fleet, corporate, and prepaid payment solutions give customers unparalleled security and control across a wide spectrum of business sectors with an expanding international presence.

Wright Express markets its services directly to fleets and businesses as an outsourcing partner for its strategic relationships. The Company's North American business portfolio includes its core fleet card and corporate payment solutions product.

For more than 25 years we have built our closed-loop network in the U.S. that includes site acceptance at more than 90 percent of the nation's retail fuel locations and 45,000 vehicle maintenance locations. Our proprietary closed-loop network gives fleets the ability to control purchases in the field, and delivers comprehensive information and analysis tools that allow fleets to effectively manage their operations and reduce operating costs.

We also issue open-loop corporate payment solutions and virtual products. These product offerings provide customers with payment processing solutions for their corporate purchasing and transaction monitoring needs.

Our international operations include Wright Express Australia Fuel Card, Australia's largest multi-branded fuel card issuer with over 350,000 cards in circulation; Wright Express Australia Prepaid, the market leading processor of prepaid gift cards in Australia; an office in New Zealand and various locations in Europe where we provide payment processing and information management services for oil companies.

Wright Express stock is traded on the New York Stock Exchange under the ticker symbol "WXS."





FINANCIAL HIGHLIGHTS

TOTAL REVENUE
($ in Millions)



TOTAL FUEL
TRANSACTIONS PROCESSED
(in Millions)



CORPORATE PAYMENT
PURCHASES
($ in Millions)



KEY FINANCIAL HIGHLIGHTS & RECONCILIATIONS

($ in thousands)	2009	2010	2011
Revenue	$ 315,203	$ 390,406	$ 553,076
GAAP net income	$ 139,659	$ 87,629	$ 133,622

Reconciliation of GAAP Net Income to Adjusted Net Income			
GAAP net income	$ 139,659	$ 87,629	$ 133,622
Gain on extinguishment of liability	(136,485)	—	—
Non-cash, mark-to-market adjustments on derivative instruments	43,142	17,029	(10,872)
Acquisition amortization	5,066	11,276	22,412
Asset impairment charge	814	—	—
Non-cash adjustments related to tax receivable agreement	599	214	715
Tax impact	32,821	(8,847)	(4,085)
Adjusted Net Income	**$ 85,616**	**$ 107,301**	**$ 141,792**

Although adjusted net income is not calculated in accordance with generally accepted accounting principles (GAAP), this measure is integral to the Company's reporting and planning processes. The Company considers this measure integral because it eliminates the non-cash volatility associated with the derivative instruments, and excludes the amortization of purchased intangibles, the net impact of tax rate changes on the Company's deferred tax asset and related changes in the tax-receivable agreement, non-cash asset impairment charges and the gains on the extinguishment of a portion of the tax receivable agreement. Specifically, in addition to evaluating the Company's performance on a GAAP basis, management evaluates the Company's performance on a basis that excludes the above items because:

- Exclusion of the non-cash, mark-to-market adjustments on fuel-price related derivative instruments helps management identify and assess trends in the Company's underlying business that might otherwise be obscured due to quarterly non-cash earnings fluctuations associated with fuel-price derivative contracts;
- The non-cash, mark-to-market adjustments on derivative instruments are difficult to forecast accurately, making comparisons across historical and future quarters difficult to evaluate;
- The amortization of purchased intangibles and asset impairment have no impact on the operations of the business; and
- The changes in the tax receivable agreement have no impact on the operations of the business.

For the same reasons, Wright Express believes that adjusted net income may also be useful to investors as one means of evaluating the Company's performance. However, because adjusted net income is a non-GAAP measure, it should not be considered as a substitute for, or superior to, net income, operating income or cash flows from operating activities as determined in accordance with GAAP. In addition, adjusted net income as used by Wright Express may not be comparable to similarly titled measures employed by other companies. The tax impact of the foregoing adjustments is the difference between the Company's GAAP tax provision and a pro forma tax provision based upon the Company's adjusted net income before taxes. The methodology utilized for calculating the Company's adjusted net income tax provision is the same methodology utilized in calculating the Company's GAAP tax provision.

DEAR STOCKHOLDER:

Wright Express had another great year in 2011. We experienced continued strength across our business and delivered revenue growth of 42% and adjusted net income growth of 32%, amid a choppy economic environment. Over the last several years, we maintained our focus on driving growth and diligently investing in our core business, products, and customer experience, while also capitalizing on acquisition opportunities such as Wright Express Australia and rapid! Paycard. These decisions and the subsequent returns on our various investments have played a vital part in our financial performance. Our 2011 results also demonstrate further progression against our multi-pronged growth strategy to expand our North American fleet business, diversify our revenue streams and develop our international presence.











Fleet Payment Solutions

Our Fleet Payment Solutions segment had a strong year driven by steady growth in our core North American business and a full year of contribution from Wright Express Australia.

In North America, extending our leadership position remained an important objective. While our year-over-year performance trended in-line with overall economic growth, our other key performance metrics showed growth as we continued to sign new partners and customers in the small fleet market and capture share in the mid to large fleet marketplace. Our closed-loop network remains a significant competitive differentiator, with our partners and customers recognizing the value, convenience, security and control our solutions provide. Further, our continual focus on customer satisfaction has led to record low attrition.

We are always looking for additional ways to enhance our value proposition to our customers by adding new features and services to help them manage their fleets more efficiently and effectively. For example, in August we launched an Over-the-Road product aimed at the heavy truck fleet market. While this product is still relatively new and site acceptance is still in the early stages, it extends us into an adjacent market with long-term growth potential.

Internationally, we experienced a successful transition as we integrated our acquisition of Wright Express Australia. Our Australian fleet business has been meeting our expectations and we have expanded the customer base. In May 2011 we began processing transactions for BP International in Australia, which is roughly double the size of our BP New Zealand business.

Outside of Australia, we continue to explore markets and opportunities where we can extend our international fuel card presence. This includes building stronger relationships with major and regional oil companies and pursuing acquisitions or strategic alliances to further accelerate our on-the-ground presence in new markets.

Other Payment Solutions

Diversification of our business through our Other Payment Solutions segment is another key component of our growth strategy and has helped contribute to the strength in our overall results. To build off the momentum in 2010, we expanded the size of our sales force in 2011 to further achieve our diversification objectives. This segment performed exceptionally well in 2011 and once again exceeded our expectations.

The predominant driver in this segment continues to be our corporate charge card business. After increasing 43% in 2010,

Outside of Australia, we continue to explore markets and opportunities where we can extend our international fuel card presence.

Glidewell has been a Wright Express customer for five years utilizing their MasterCard purchasing card, travel and entertainment card, and Purchase Log single-use ghost accounts. Our Wright Express programs work seamlessly and we've increased efficiencies using these tools. We recently extended our relationship with Wright Express in the prepaid payroll area. Our evaluation process identified rapid! PayCard as a best-in-class product and our experience with Wright Express in payment solutions made extending our relationship to include their prepaid payroll solution an obvious choice. We are now rolling out rapid! PayCard to all our employees and expect to replace 600 paper checks per pay cycle.

Paul de Leon
Accounting Professional
Glidewell Laboratories



spend volume increased 76% to $7.8 billion in 2011. This growth was largely driven by our online travel customers and through continued expansion into other industries such as insurance and warranty. To leverage off our domestic success, we adapted our payment processing capabilities to foreign markets and recently signed our first international online travel customer in Europe. With tremendous expertise in online travel and proven success with our U.S. customers, we feel confident in our ability to sign additional customers and gain further traction internationally in 2012.

We also broadened our Other Payment Solutions offering by acquiring the business of rapid! PayCard, a provider of payroll debit cards focusing on small-to-medium sized businesses, in April 2011. This was strategically important as it jump-started our entrance into the domestic prepaid payroll market. Further, its existing customer base coincided well with our own and their deep focus on customer service and training was a natural complement to our corporate culture. To date, we have seen success cross-selling payroll cards into our existing customer base. With the prepaid payroll card market growing at roughly 15 percent to 20 percent, we believe prepaid payroll, along with other prepaid corporate programs, have the ability to become an important contributor long-term as we invest in the business, continue to gain market share and expand our product offering.

DIVERSIFYING REVENUE BEYOND NORTH AMERICAN FUEL*
($ in Millions)



* Major components of diversified revenue include Corporate Cards, International, Pacific Pride, TelaPoint, WEXSMART and rapid! PayCard.

Conclusion

As we move forward, we are well positioned to execute on our strategic initiatives thanks to our solid financial foundation. Our multi-pronged growth strategy continues to be our roadmap to further grow and diversify the business and achieve positive results. Looking ahead, we expect continued strong momentum in our business through ongoing reinvestment in our Fleet and Other Payment Solutions segments, coupled with our unrelenting focus on providing superior products and unmatched customer experience. The combination of these elements will drive revenue and earnings growth and support our confidence and optimism in the future trajectory of our business. On behalf of the management team and our Board of Directors, we thank you, our stockholders, for your continuing support and investment in Wright Express.



Sincerely,
Michael E. Dubyak
Chairman, President and
Chief Executive Officer
March 19, 2012

EXECUTIVE TEAM














Michael E. Dubyak
Chairman, President and Chief Executive Officer of Wright Express Corporation

Steven Elder
Senior Vice President and Chief Financial Officer

Kenneth W. Janosick
Senior Vice President, Small Business Solutions

Hilary A. Rapkin
Senior Vice President, General Counsel and Corporate Secretary

Melissa D. Smith
President, The Americas

Gareth Gumbley
Executive Vice President, Wright Express International

George Hogan
Senior Vice President and Chief Information Officer

Richard K. Stecklair
Senior Vice President, Corporate Payment Solutions

David D. Maxsimic
Executive Vice President, Sales and Marketing

Jamie Morin
Senior Vice President, Client Services Organization

George S. Strzegowski
Senior Vice President, Corporate Development

Robert C. Cornett
Senior Vice President, Human Resources

Cautionary Note Regarding Forward-Looking Statements

Except for the historical information, statements contained in this annual report may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Achieving the results described involves a number of risks, uncertainties, and other factors that could cause actual results to differ materially from our forward-looking statements, as discussed in the attached Form 10-K. Any statements that are not statements of historical facts may be deemed to be forward-looking statements. When used in this annual report, the words "may," "could," "anticipate," "plan," "continue," "project," "intend," "estimate," "believe," "expect" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. The following factors, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this annual report: the effects of general economic conditions on fueling patterns and the commercial activity of fleets; the effects of the Company's international business expansion and integration efforts and any failure of those efforts; the impact and range of credit losses; breaches of the Company's technology systems and any resulting negative impact on our reputation liability, or loss of relationships with customers or merchants; the Company's failure to successfully integrate the businesses it has acquired; fuel price volatility; the Company's failure to maintain or renew key agreements; failure to expand the Company's technological capabilities and service offerings as rapidly as the Company's competitors; the actions of regulatory bodies, including banking and securities regulators, or possible changes in banking regulations impacting the Company's industrial bank and the Company as the corporate parent; the impact of foreign currency exchange rates on the Company's operations, revenue and income; changes in interest rates; financial loss if the Company determines it necessary to unwind its derivative instrument position prior to the expiration of a contract; the incurrence of impairment charges if our assessment of the fair value of certain of our reporting units changes; the uncertainties of litigation; as well as other risks and uncertainties identified in Item 1A of the Company's Annual Report on Form 10-K filed with SEC on February 28, 2012 and any subsequent securities filings. Our forward-looking statements and these factors do not reflect the potential future impact of any merger, acquisition or disposition. The forward-looking statements speak only as the date of the submission of this annual report and undue reliance should not be placed on these statements. We disclaim any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

PERFORMANCE GRAPH

The following graph assumes $100 invested on December 31, 2006 and compares (a) the percentage change in the Company's cumulative total stockholder return on the common stock (as measured by dividing (i) the sum of (A) the cumulative amount of dividends, assuming dividend reinvestment, during the period commencing December 31, 2006, and ending on December 31, 2011, and (B) the difference between the Company's share price at the end and the beginning of the periods presented by (ii) the share price at the beginning of the periods presented) with (b) (i) the Russell 2000 Index and (ii) the S&P 500® Data Processing & Outsourced Services.



Index	Period Ending					
	12/31/06	**12/31/07**	**12/31/08**	**12/31/09**	**12/31/10**	**12/31/11**
Wright Express Corporation	100.00	113.86	40.42	102.21	147.58	174.14
Russell 2000	100.00	98.43	65.18	82.89	105.14	100.75
S&P Data Processing and Outsourced Services	100.00	102.08	71.29	95.99	91.97	114.75

Source : SNL Financial LC, Charlottesville, VA
© 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)
☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2011

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______________ to ______________

Commission file number 001-32426



WRIGHT EXPRESS CORPORATION
(Exact name of registrant as specified in its charter)

Delaware *(State or other jurisdiction of incorporation or organization)*	**01-0526993** *(I.R.S. Employer Identification No.)*
97 Darling Avenue **South Portland, Maine** *(Address of principal executive offices)*	**04106** *(Zip Code)*

(207) 773-8171
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:

None
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☑ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
☑ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☑ Accelerated filer ☐

Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).
☐ Yes ☑ No

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the registrant (assuming for the purpose of this calculation, but without conceding, that all directors, officers and any 10 percent or greater stockholders are affiliates of the registrant) as of June 30, 2011, the last business day of the registrant's most recently completed second fiscal quarter, was $1,991,935,715 (based on the closing price of the registrant's common stock on that date as reported on the New York Stock Exchange).

There were 38,691,280 shares of the registrant's common stock outstanding as of February 24, 2012.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's Proxy Statement for the 2012 Annual Meeting of Stockholders are incorporated by reference in Part III.

TABLE OF CONTENTS

		Page
	Forward-Looking Statements	1
Part I		
Item 1.	Business	1
Item 1A.	Risk Factors	11
Item 1B.	Unresolved Staff Comments	16
Item 2.	Properties	16
Item 3.	Legal Proceedings	16
Item 4.	Mine Safety Disclosures	16
Part II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	17
Item 6.	Selected Financial Data	18
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	19
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	36
Item 8.	Financial Statements and Supplementary Data	38
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	82
Item 9A.	Controls and Procedures	82
Item 9B.	Other Information	84
Part III		
Item 10.	Directors, Executive Officers and Corporate Governance	85
Item 11.	Executive Compensation	85
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	85
Item 13.	Certain Relationships and Related Transactions, and Director Independence	85
Item 14.	Principal Accounting Fees and Services	85
Part IV		
Item 15.	Exhibits and Financial Statement Schedules	86
	Signatures	91

All references to "we," "us," "our," "Wright Express," or the "Company," in the Annual Report on Form 10-K mean Wright Express Corporation and all entities owned or controlled by Wright Express Corporation, except where it is clear that the term means only Wright Express Corporation.

FORWARD-LOOKING STATEMENTS

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for statements that are forward-looking and are not statements of historical facts. This Annual Report includes forward-looking statements including the "Strategy" section of this Annual Report in Item 1 and the "Outlook for the Future" section of this Annual Report in Item 7. Any statements in this Annual Report that are not statements of historical facts may be deemed to be forward-looking statements. When used in this Annual Report, the words "may," "could," "anticipate," "plan," "continue," "project," "intend," "estimate," "believe," "expect" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such words. Forward-looking statements relate to our future plans, objectives, expectations and intentions and are not historical facts and accordingly involve known and unknown risks and uncertainties and other factors that may cause the actual results or performance to be materially different from future results or performance expressed or implied by these forward-looking statements. The following factors, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this Annual Report, in press releases and in oral statements made by our authorized officers: the effects of general economic conditions on fueling patterns and the commercial activity of fleets; the effects of the Company's international business expansion and integration efforts and any failure of those efforts; the impact and range of credit losses; breaches of the Company's technology systems and any resulting negative impact on our reputation liability, or loss of relationships with customers or merchants; the Company's failure to successfully integrate the businesses it has acquired; fuel price volatility; the Company's failure to maintain or renew key agreements; failure to expand the Company's technological capabilities and service offerings as rapidly as the Company's competitors; the actions of regulatory bodies, including banking and securities regulators, or possible changes in banking regulations impacting the Company's industrial bank and the Company as the corporate parent; the impact of foreign currency exchange rates on the Company's operations, revenue and income; changes in interest rates; financial loss if the Company determines it necessary to unwind its derivative instrument position prior to the expiration of a contract; the incurrence of impairment charges if our assessment of the fair value of certain of our reporting units changes; the uncertainties of litigation; as well as other risks and uncertainties identified in Item 1A of this Annual Report. Our forward-looking statements and these factors do not reflect the potential future impact of any merger, acquisition or disposition. The forward-looking statements speak only as of the date of the initial filing of this Annual Report and undue reliance should not be placed on these statements. We disclaim any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

PART I

ITEM 1. BUSINESS

Our Company

Wright Express Corporation is a leading provider of value-based, business payment processing and information management solutions. We provide products and services that meet the needs of businesses in various geographic regions including North America, Asia Pacific and Europe. The Company's Fleet Payment Solutions and Other Payment Solutions segments provide its more than 350,000 customers with security and control for complex payments across a wide spectrum of business sectors. Together with our affiliates, we market our products and services directly, as well as through more than 150 strategic relationships which include major oil companies, fuel retailers and vehicle maintenance providers.

Wright Express Corporation, a Delaware corporation incorporated in 2005, has been publicly traded since February 16, 2005. Before our initial public offering, we conducted business as a privately-held company beginning in 1983. Our growth over the years has largely been organic but has also been supplemented with the following recent acquisitions:

- On March 31, 2011, we acquired certain assets of rapid! Financial Services LLC ("rapid! PayCard"), a provider of payroll prepaid cards, e-paystubs and e-W2s to small and medium sized businesses in the United States.
- On September 14, 2010, we acquired RD Card Holdings Australia Pty Ltd, ("RD"). Through its subsidiaries, RD conducted business in Australia as a multi-branded fuel card issuer which now has approximately 350,000 cards in circulation and is an issuer and processor of prepaid cards. Concurrent with the acquisition we established Wright Express Australia Fuel and Wright Express Australia Prepaid (collectively Wright Express Australia).

Our Company is organized under two segments, Fleet Payment Solutions and Other Payment Solutions. The Fleet Payment Solutions segment provides customers with fleet vehicle payment processing services specifically designed for the needs of commercial and government fleets. Fleet Payment Solutions revenue, which represents a majority of our total revenue, is earned primarily from payment processing, account servicing and transaction processing, with the majority generated by payment processing.

The Other Payment Solutions segment provides customers with payment processing solutions for their corporate purchasing and transaction monitoring needs through our corporate purchase card, our prepaid and gift card products and services in Australia and through our payroll prepaid card product and services in the United States. Other Payment Solutions revenue is earned primarily from payment processing revenue.

Our wholly-owned banking subsidiary, Wright Express Financial Services Corporation ("FSC"), is an Industrial Bank incorporated in 1998 which is an FDIC-regulated depository institution chartered under the laws of the State of Utah. FSC is required to maintain elements of independence to comply with its charter and is required to file separate financial statements with its regulator. The activities performed by FSC are integrated in the operations of each of the Company's two segments. FSC's operations contribute to both segments; the bank raises capital primarily through the issuance of certificates of deposit and provides the financing and makes the credit decisions that enable both segments to extend credit to its domestic customers. All other services are provided by operations outside the bank. FSC approves domestic customer applications, maintains appropriate credit lines for each customer, issues the cards, provides funding and is the counterparty for the customer relationships for most of our domestic programs. Operations such as marketing, merchant relations, customer service, software development and IT are performed within the Wright Express organization but outside of FSC.

We believe the following strengths distinguish us in our industry:

- We are a leading provider of fleet fuel payment services. Our fleet payment solutions are used by 6.6 million commercial and government vehicles to purchase fuel and maintenance services.

- We have long-standing strategic relationships with each of the six largest domestic fleet management companies, and approximately 800 fuel retailers and fuel distributors, convenience store chains and bulk and mobile fuel providers.

- We have built a network of over 180,000 fuel and service providers in the United States, and have the largest fuel based closed-loop network in Australia, which covers more than 10,000 fuel and maintenance sites. This represents over 90 percent fuel coverage in each geography, which provides our customers the convenience of broad acceptance. Our proprietary closed-loop network also affords us access to a higher level of fleet-specific information and control than is widely available on open-loop networks, which allows us to improve and refine the information reporting we provide to our fleet customers and strategic relationships.

- We provide innovative corporate purchasing capabilities through our corporate purchase card and payroll card products. These products can be integrated with our customer's internal systems to streamline their payroll, accounts payable and reconciliation processes using our information management functionality.

- We offer a differentiated set of products and services, including security and purchase controls, to allow our customers and the customers of our strategic relationships to better manage their vehicle fleets.

- We provide customized analysis and reporting on the efficiency of fleet vehicles and the purchasing behavior of fleet vehicle drivers. We make this data available to fleet customers through both traditional reporting services and sophisticated internet-based data analysis tools.

- Our proprietary software facilitates the collection of information and affords us a high level of control and flexibility in allowing fleets to restrict purchases and receive automated alerts.

- Through our customized websites, customers have access to account and purchase control management, data, reporting and analysis tools which allows them to better monitor and maintain their accounts.

- With our ownership of FSC, we have excellent access to low cost sources of capital, which we make available to our domestic customers.

- Wright Express Australia Prepaid is a leading processor of prepaid gift cards in Australia, representing over 120 clients and more than 300 card programs.

- rapid! PayCard provides a comprehensive PayCard benefit and ePayroll program designed for employers choosing to convert to electronic delivery of payroll in the United States.

Strategy

Our strategy is to leverage our core competitive strengths – sales and marketing, portfolio management, customer service and product differentiation – to acquire and retain customers and to create products that add value by satisfying new and existing customers' needs.

Our strategic initiatives include:

- *Extending our leadership position in North America and growing our core fleet business.* We intend to build upon the organic growth we achieved in prior years through the use of our various marketing channels. We expect to drive organic growth in our existing customer base by leveraging our competitive advantages and continuing to explore new strategies that bring innovative new products to market.

- *Further build on our international growth.* Building upon the knowledge we have gained through our Wright Express Australia Fuel acquisition, we intend to continue to focus on bolstering our international business. We will look for additional opportunities to leverage our competitive strengths to expand our international business and open avenues for both organic and acquisition driven growth. We also plan to build on the strength of our Wright Express Australia Prepaid business by leveraging our current client base by offering new prepaid card products.

- *Diversifying our business.* To support the opportunity we see in our corporate purchase card and single use account businesses, we plan to expand our sales force and target additional markets. We also plan to grow our rapid! PayCard product by expanding our sales force, utilizing our existing sales force to cross sell, and targeting additional markets. We continue to explore new markets through acquisitions.

FLEET PAYMENT SOLUTIONS SEGMENT

We have created one of the largest proprietary fuel payment processing networks in the United States. We collect a broad array of information at the point of sale including the amount of the expenditure, the identity of the driver and vehicle, the odometer reading, the identity of the fuel or vehicle maintenance provider and the items purchased. We use this information to provide customers with purchase controls and analytical tools to help them effectively manage their vehicle fleets and control costs. We deliver value to our customers by providing customized offerings with accepting merchants, processing payments and providing information management products and services to our fleets.

Our payment processing network, which is deployed at fuel and maintenance locations that use our proprietary software, is referred to as a closed-loop network because we have a direct contractual relationship with the merchant and the fleet; only Wright Express transactions can be processed on this network.

The following illustrates our proprietary closed-loop network:



Our proprietary closed-loop network affords us access to a higher level of fleet-specific information and control than is widely available on open-loop networks and enables us to avoid dependence on third-party processors. Our relationship with both fleets and merchants enables us to provide security and controls and provide customizable reporting.

Products and Services

Payment processing

In a payment processing transaction, we pay the purchase price for the fleet customer's transaction, less the payment processing fees we retain, to the fuel or vehicle maintenance provider, and we collect the total purchase price from the fleet customer, normally within one month from the billing date. Payment processing fees are based on either a combination of both a percentage of the aggregate dollar amount of the customer's purchase and a fixed amount charged per transaction or on a percentage of the aggregate dollar amount of the customer's purchase alone. In 2011, we had approximately 233 million domestic payment processing transactions and approximately 15 million Australian payment processing transactions.

Transaction processing

In a transaction processing transaction we earn a fixed fee per transaction. We processed approximately 52 million domestic transaction processing transactions and approximately 19 million international transaction processing transactions in 2011. There are a variety of levels of services provided in transaction processing, ranging from software replacement to full outsourcing and the revenue we recognize varies with the level of service provided.

The following illustration depicts our business process for a typical payment processing transaction:



In most transaction processing transactions, steps 3 and 4 typically do not apply. However, data capture and information management remain an important part of the value proposition for fleets for whom we perform transaction processing.

Account management

We provide the following account management services:

- *Customer service, account activation and account retention.* We offer customer service, account activation and account retention services to fleets and fleet management companies and the fuel and vehicle maintenance providers on our network. Our services include promoting the adoption and use of our products and programs and account retention programs on behalf of our customers.

- *Authorization and billing inquiries and account maintenance.* We handle authorization and billing questions, account changes and other issues for fleets through our dedicated customer contact centers, which are available 24 hours a day, seven days a week. Fleet customers also have self service options available to them through our *WEXOnline*®, MotorPass® and Motorcharge® websites.

- *Premium fleet services.* We assign designated account managers to businesses and government agencies with large fleets. These representatives have in-depth knowledge of both our programs and the operations and objectives of the fleets they service.

- *Credit and collections services.* We have developed proprietary account approval, credit management and fraud detection programs. Our underwriting model produces a proprietary score, which we use to predict the likelihood of an account becoming delinquent within 12 months of activation. We also use a credit maintenance model to manage ongoing accounts, which allows us to predict the likelihood of account delinquency over an ongoing 18 month time horizon. We have developed a collections scoring model that we use to rank and prioritize past due accounts for collection activities. We also employ fraud specialists who monitor, alert and provide case management expertise to minimize losses and reduce program abuse.

- *Merchant services.* Our representatives work with fuel and vehicle maintenance providers to enroll them in our network, test all network and terminal software and hardware, and train them on our sale, transaction authorization and settlement processes.

Information management

We provide standard and customized information to customers through monthly vehicle analysis reports, custom reports and our websites, *WEXOnline*, MotorPass and Motorcharge. We also alert the customer to unusual transactions or transactions that fall outside of pre-established parameters. Customers can access their account information, including account history and recent transactions, and download the details. In addition, through our websites, fleet managers can elect to be notified by email when limits are exceeded in specified purchase categories, including limits on transactions within a time range and gallons per day. Utilizing our *WEXSmart*™ product which leverages telematics, a vehicle system that combines global positioning satellite tracking and other wireless technology, fleet managers can track the movements and the locations of their vehicles.

Marketing Channels

We market our payment processing and information management products and services to fleets directly and indirectly. Our experienced inside and outside sales forces and our marketing team, which has expertise in direct marketing, database analysis and marketing strategy and execution, facilitate our sales and marketing efforts. We also utilize industry tradeshows, advertising and other awareness campaigns to market our services. By collecting and analyzing customer data acquired over many years, we have created a detailed profile of representative fleet customers and have also developed a proprietary database that allows us to better market to the fleet industry. We provide market opportunity analyses, customer acquisition models and detailed marketing plans to our sales force and in some cases the sales forces of companies with which we have co-branded, affinity, distributor or private label relationships.

Direct

We market our products and services using the Wright Express brand name in North America and the MotorPass and Motorcharge brand names in Australia directly to our commercial and government vehicle fleet customers. These direct customers include fleets of all sizes and vehicle categories. We use our inside sales force to attract small fleets, such as contracting, landscaping and plumbing businesses. Our mid-size fleet customers are typically regional businesses, such as dairies, beverage companies and grocery chains. We use our outside sales force to market to these customers. Our small and mid-size fleets are attracted to our account management services to help manage their fleets. Our large fleet customers consist of national and large regional fleets. In marketing our products and services to these customers, we emphasize our ability to offer national site acceptance, a high level of customer service, and on-line tools to monitor, control and customize their fleet management capabilities. To attract and retain large fleet customers, we use both our outside sales force, focusing on the acquisition of new customers, and internal account managers, who focus on servicing and growing revenue from existing customers.

Indirect

We market our products and services indirectly through co-branded, affinity, distributor and private label relationships.

- *Co-branded.* Through our co-branded relationships, we market our products and services for, and in collaboration with, fleet management companies, fuel providers and convenience store chains using their brand names and our Wright Express logo. These companies seek to offer our payment processing and information management services to their fleet customers.

  We use our co-branded relationships to reach all sizes of fleet customers. We are able to expand the base of customers to whom we provide our products and services by combining the marketing and sales efforts of our own sales force with the efforts of the sales forces of our co-branded partners. Our co-branded relationships are able to take advantage of our closed-loop network and our ability to offer national site acceptance.

- *Affinity.* Similar to the co-branded relationships, our affinity relationships are marketed in collaboration with fuel providers and convenience store chains. The products and services we deliver are designed to foster loyalty to the fuel provider or convenience store chain as the program is marketed as their own. However, these products allow for the same level of payment processing and information management products and services as are received by the companies using our co-branded programs. Our affinity relationships are able to take advantage of our closed-loop network.

- *Distributor.* Through our distributor relationships, we market our products and services through a network of independent Pacific Pride fuel franchisees. Franchisees issue their own Pacific Pride commercial fueling cards to fleet customers. Vehicles in this program have access to fuel at Pacific Pride and strategic partner locations in the United States and Canada. We increase penetration to these customers by leveraging Pacific Pride's local market presence and brand recognition, as well as its platform and products for commercial and government fleets. We also service distributors through the Wright Express Distributor program, which provides fuel merchants with payment processing and information management products and services for their own fleets.

- *Private Label.* We market our product and services for, and in collaboration with, fuel retailers, using only their brand names. The fuel retailers with which we have formed strategic relationships offer our payment processing and information management product and services to their fleet customers in order to establish and enhance customer loyalty. These fleets use these products and services to purchase fuel at locations of the fuel retailer with whom we have the private label relationship. Customers of our private label partners are typically small fleets. The fleet drivers often do not travel beyond a defined geographic area and are not unduly burdened by limiting their fuel purchases to the fuel locations of a particular fuel retailer within that area. We primarily rely on the marketing efforts of our private label relationships to attract customers; however, many of these fuel retailers also rely on our sales and marketing expertise to further their efforts.

Fuel Price Derivatives

During 2011, approximately 47 percent of our total revenues resulted from fees paid to us by fuel providers based on a negotiated percentage of the purchase price of fuel purchased by our customers. To address fluctuations in fleet revenue streams resulting from changes in fuel prices, we purchase fuel price sensitive derivative instruments to manage volatility created by changes in domestic fuel prices on our cash flows and to enhance the visibility and predictability of future cash flows. We have entered into put and call option contracts ("Options") indexed to the wholesale price of unleaded gasoline and the retail price of diesel fuel, both of which contain monthly settlement provisions. When entering into the Options, our intent is to effectively lock in a range of prices during any given quarter on a portion of our North America forecasted earnings that are subject to fuel price variations. We have estimated the effect on our forecasted earnings exposure associated with changes in fuel prices and entered into derivative agreements designed to cover 80 percent of this estimated impact for our North American exposure, which approximates 65 percent to 70 percent of our worldwide fuel related earnings exposure. Differences between the indices underlying the Options and the actual retail prices may create a disparity between the actual revenues we earn and the gains or losses realized on the Options.

Our derivative instruments do not qualify for hedge accounting under accounting guidance. Accordingly, gains and losses on our fuel price-sensitive derivative instruments, whether they are realized or unrealized, affect our current period earnings.

The Options are intended to limit the impact fuel price fluctuations have on our cash flows. The Options that we have entered into:

- *Create a floor price.* When the current month put option contract settles, we receive cash payments from the counterparties of the Options when the average price for the current month (as defined by the option contract) is below the strike price of the put option contract.

- *Create a ceiling price.* When the current month call option contract settles, we make cash payments to the counterparties of the Options when the average price for the current month (as defined by the option contract) is above the strike price of the call option contract.

When the current month put and call option contracts settle and the average price for the current month (as defined by the option contract) is between the strike price of the put option contract and the strike price of the call option contract, no cash is exchanged between the counterparties and us.

The following table presents information about the Options as of December 31, 2011:

		North American Weighted-Average Price[b]	
	Percentage[a]	Floor	Ceiling
For the period January 1, 2012 through March 31, 2012	80%	$ 3.09	$ 3.15
For the period April 1, 2012 through June 30, 2012	80%	$ 3.32	$ 3.38
For the period July 1, 2012 through September 30, 2012	80%	$ 3.45	$ 3.51
For the period October 1, 2012 through December 31, 2012	80%	$ 3.46	$ 3.52
For the period January 1, 2013 through March 31, 2013	53%	$ 3.35	$ 3.41
For the period April 1, 2013 through June 30, 2013	27%	$ 3.33	$ 3.39

(a) Represents the estimated hedge percentage of the Company's forecasted North American earnings subject to fuel price variations at the time of purchase.

(b) Weighted-average price is the Company's projection of the North American retail price equivalent of the underlying strike price of the fuel price derivatives.

OTHER PAYMENT SOLUTIONS SEGMENT

We issue corporate purchase card, prepaid card and payroll card products as described below. Our corporate purchase card products provide commercial travel and entertainment and purchase capabilities to businesses in industries that can utilize our information management functionality. The corporate purchase card products can be sold jointly with the fleet card product to offer a total payment solution to companies. Additionally, our single use account product allows businesses to centralize purchasing, simplify complex supply chain processes and eliminate the paper check writing associated with traditional purchase order systems. Our prepaid card products are primarily offered in Australia through our Wright Express Australia Prepaid subsidiary. Our payroll card products are offered through our rapid! PayCard product.

Products and Services

Corporate purchase card

Our corporate purchase card provides commercial travel and entertainment and purchase capabilities to businesses that benefit from our information management functionality. The product can be sold jointly with the fleet card product to offer a total corporate payment solution to companies.

Single use product

Our single use account product allows businesses to centralize purchasing, simplify complex supply chain processes and eliminate the paper check writing associated with traditional purchase order programs. Our single use account product is used for transactions where no card is presented, including, for example, transactions conducted over the telephone, by mail, fax or on the Internet. They also can be used for transactions that require pre-authorization, such as hotel reservations. Under this program, each transaction is assigned a unique account number and expiration date. These controls are in place to limit fraud and unauthorized spending. The unique account number limits purchase amounts, tracks, settles and reconciles purchases more easily, creating efficiencies and cost savings for our customers.

Prepaid card

Wright Express Australia Prepaid is a leading prepaid gift card payment solution provider in Australia, with a full-service product offering and a patented technology platform. The prepaid cards are restricted to a single merchant or a limited group of retailers. This category includes gift cards, general purpose prepaid cards and travel cards. Through our website, www.giftvouchers.com®, customers are able to purchase third party retailer gift vouchers that can be redeemed in-store or on-line at retailers' web sites.

Payroll card

Payroll card products, issued through our rapid! PayCard product and using the VISA network, focus on employer payroll programs, providing payroll prepaid cards, e-paystubs and e-W2s in the United States.

Marketing Channels

We market our other payment solutions directly to our customers in conjunction with our fleet offerings, as well as to potential new clients with whom we have no existing relationship. Our corporate purchase products are marketed to commercial and government organizations and we leverage the marketing, advertising and network of MasterCard.

We market our prepaid and corporate incentive payment solutions in Australia directly to a large number of "blue chip" brand stores, government departments and service organizations. Our rapid! PayCard product is marketed to small and medium sized business in the United States, replacing paper employee payroll checks.

OTHER ITEMS

Employees

As of December 31, 2011, Wright Express Corporation and its subsidiaries had 899 employees, of which, 740 were located in the United States. None of our employees are subject to a collective bargaining agreement.

Competition

We have a strong competitive position in our Fleet Payment Solutions and Other Payment Solutions segments. Our product features and extensive account management services are key factors behind our position in the fleet industry. We face competition in both of our segments. Our competitors vie with us for prospective direct fleet customers as well as for companies with which we form strategic relationships. We compete with companies that perform payment and transaction processing or similar services. Financial institutions that issue Visa, MasterCard and American Express credit and charge cards currently compete against us primarily in the small fleet category of our Fleet Payment Solutions segment and in the corporate purchase card category of our Other Payment Solutions segment.

The most significant competitive factors are breadth of features, functionality, servicing capability and price. For more information regarding risks related to competition, see the information in Item 1A, under the heading "Our industry continues to become increasingly competitive, which makes it more difficult for us to maintain profit margins at historical levels."

Technology

We believe investment in technology is a crucial step in maintaining and enhancing our competitive position in the market place. In the United States, our closed loop proprietary software captures comprehensive information from the more than 180,000 domestic fuel and maintenance locations within our network. Operating a proprietary network not only enhances our value proposition, it enables us to avoid dependence on third-party processors in the Fleet Payment Solutions segment and to respond rapidly to changing customer needs with system upgrades and new specifications, while maintaining a secure environment. Our infrastructure has been designed around industry-standard architectures to reduce downtime in the event of outages or catastrophic occurrences.

In Australia we operate standalone platforms to service Wright Express Australia Fuel and Wright Express Australia Prepaid transactions. All of the development, maintenance and support of each card management system are performed within the respective business. We continue to invest in both infrastructures.

We are continually improving our technology to enhance the customer relationship and to increase efficiency and security. We also review technologies and services provided by others in order to maintain the high level of service expected by our customers. For information regarding technology related risks, see the information in Item 1A under the headings "Our failure to effectively implement new technology could jeopardize our position as a leader in our industry," and "We are dependent on technology systems and electronic communications networks managed by third parties, which could result in our inability to prevent service disruptions."

Intellectual Property

We rely on a combination of copyright, trade secret and trademark laws, confidentiality procedures, contractual provisions and other similar measures to protect proprietary information and technology used in our business. We generally enter into confidentiality or license agreements with our consultants and corporate partners, and generally control access to and distribution of our technology, documentation and other proprietary information. Despite the efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain the use of our products or technology that we consider proprietary and third parties may attempt to develop similar technology independently. We pursue registration and protection of our trademarks primarily in the United States. In addition, we have obtained a provisional patent on our Precision Pay product and have filed an application for a patent on our adjusted odometer reporting product. Wright Express Australia Fuel and Prepaid holds patents which are registered in Australia, as well as in the United Kingdom, Hong Kong and New Zealand. We market our products and services using the Wright Express brand names in the United States and the MotorPass and Motorcharge brand names in Australia.

Regulation – United States

The Company and FSC are subject to certain state and federal laws and regulations governing insured depository institutions and their affiliates. FSC is subject to supervision and examination by both the Utah Department of Financial Institutions and the Federal Deposit Insurance Corporation. The Company and FSC are also subject to certain restrictions on transactions with affiliates set forth in the Federal Reserve Act ("FRA"). The Company is subject to anti-tying provisions in the Bank Holding Company Act. State and Federal laws and regulations limit the loans FSC may make to one borrower and the types of investments FSC may make.

Set forth below is a description of the material elements of the laws, regulations, policies and other regulatory matters affecting the North America operations of Wright Express.

Restrictions on intercompany borrowings and transactions

The FRA restricts the extent to which the Company may borrow or otherwise obtain credit from, sell assets to or engage in certain other transactions with FSC. In general, these restrictions require that any such extensions of credit by FSC to the parent company must be fully secured. There is no limit on those transactions to the extent they are secured by a cash deposit or pledged United States government securities. It is also possible to pledge designated amounts of other specified kinds of collateral if the aggregate of those transactions are limited to 10 percent of FSC's capital stock and surplus with respect to any single affiliate and to 20 percent of FSC's capital stock and surplus with respect to all affiliates.

Restrictions on dividends

The FRA also limits the dividends FSC may pay to the Company. In addition, FSC is subject to various regulatory policies and requirements relating to the payment of dividends, including requirements to maintain capital above regulatory minimums. A state or federal regulatory authority can determine, under certain circumstances relating to the financial condition of a bank, that the payment of dividends would be an unsafe or unsound practice and can prohibit payment. FSC may not pay a dividend to the Company if it is undercapitalized or would become undercapitalized as a result of paying the dividend. Utah law permits an industrial bank to pay dividends only from undivided earnings.

Company obligations to FSC

Any non-deposit obligation of FSC to the Company is subordinate, in right of payment, to deposits and other indebtedness of FSC. In the event of the Company's bankruptcy, any commitment by the Company to a federal bank regulatory agency to maintain the capital of FSC will be assumed by the bankruptcy trustee and entitled to priority of payment.

Restrictions on ownership of Wright Express common stock

FSC, and therefore the Company, is subject to bank regulations that impose requirements on entities that control 10 percent or more of Wright Express common stock. These requirements are discussed in detail in Item 1A under the heading "If any entity controls 10 percent or more of our common stock and such entity has caused a violation of applicable banking laws by its failure to obtain any required approvals prior to acquiring that common stock, we have the power to restrict such entity's ability to vote shares held by it."

Regulation – Australia

The Company's Australian operations are subject to certain laws and regulations of the Commonwealth of Australia governing banking and payment systems, financial services, consumer credit and money laundering. Because neither Wright Express Australia Fuel nor Prepaid holds an Australian Financial Services License or credit license or is an authorized deposit-taking

institution, they operate within a framework of regulatory relief and exemptions afforded them on the basis that they satisfy the requisite conditions.

Segments and Geographic Information

For an analysis of financial information about our segments as well as our geographic areas, see Item 8 – Note 20 of our consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Available Information

The Company's principal executive offices are located at 97 Darling Avenue, South Portland, ME 04106. Our telephone number is (207) 773-8171, and our Internet address is http://www.wrightexpress.com. The Company's annual, quarterly and current reports, proxy statements and certain other information filed with the SEC, as well as amendments thereto, may be obtained free of charge from our web site. These documents are posted to our web site as soon as reasonably practicable after we have filed or furnished these documents with the SEC. These documents are also available at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at http://www.sec.gov. The Company's Audit Committee Charter, Compensation Committee Charter, Finance Committee Charter, Corporate Governance Committee Charter, Corporate Governance Guidelines and codes of conduct are available without charge through the "Corporate Governance" portion of the Investor Relations page of the Company's web site, as well.

Copies will also be provided, free of charge, to any stockholder upon written request to Investor Relations at the address above or by telephone at (866) 230-1633.

The Company's Internet site and the information contained on it are not incorporated into this Form 10-K.

ITEM 1A. RISK FACTORS

Risks Relating to Our Company

A significant portion of our revenues are related to the dollar amount of fuel purchased by our customers, and, as a result, volatility in fuel prices could have an adverse effect on our revenues.

As of December 31, 2011, approximately 47 percent of our total revenues result from fees paid to us by fuel providers based on a negotiated percentage of the purchase price of fuel purchased by our customers. Our customers primarily purchase fuel. Accordingly, part of our revenues are dependent on fuel prices, which are prone to volatility in the United States. For example, we estimate that during 2011, a one cent decline in average fuel prices below average actual prices would have resulted in approximately a $0.8 million decline in 2011 revenue. Declines in the price of fuel could have a material adverse effect on our total revenues.

Fuel prices are dependent on many factors, all of which are beyond our control. These factors include, among others:

- supply and demand for oil and gas, and expectations regarding supply and demand;
- speculative trading;
- actions by major oil exporting nations;
- political conditions in other oil-producing, gas-producing or supply-route countries, including revolution, insurgency, terrorism or war;
- refinery capacity;
- weather;
- the prices of foreign exports and the availability of alternate fuel sources;
- value of the U.S. dollar versus other major currencies;
- general worldwide economic conditions; and
- governmental regulations and tariffs.

Derivative transactions may not adequately stabilize our cash flows and may cause volatility in our earnings.

Because a significant portion of our revenues are subject to fuel price volatility, we utilize fuel price sensitive derivative instruments to manage our exposure to this volatility in North America by seeking to limit fluctuations in our cash flows. For a more detailed discussion of these derivative instruments see our "Fuel Price Derivatives" discussion in Item 1. These instruments may expose us to the risk of financial loss if, for example, we unwind our position before the expiration of the contract or there is a significant change in fuel prices. The success of our fuel price derivatives program depends upon, among other things, our ability to forecast the amount of fuel purchased by fleets using our services in North America and the percentage based fee we will earn from merchants. To the extent our forecasts are inaccurate these derivative contracts may be inadequate to protect us against significant changes in fuel prices or over-expose us to fuel price volatility. Realized and unrealized gains and losses on these contracts are recorded each quarter to reflect changes in the market value of the underlying contracts. As a result, our quarterly net income may be prone to significant volatility.

If we fail to adequately assess and monitor credit risks of our customers, we could experience an increase in credit loss.

We are subject to the credit risk of our customers, many of which are small to mid-sized businesses. We use various formulae and models to screen potential customers and establish appropriate credit limits, but these formulae and models cannot eliminate all potential bad credit risks and may not prevent us from approving applications that are fraudulently completed. Moreover, businesses that are good credit risks at the time of application may become bad credit risks over time and we may fail to detect such change. In times of economic slowdown, the number of our customers who default on payments owed to us tends to increase. If we fail to adequately manage our credit risks, our bad debt expense could be significantly higher than it has been in the past.

Our exposure to counterparty credit risk could create an adverse affect on our financial condition.

We engage in a number of transactions where counterparty credit risk is a relevant factor. Specifically, we have fuel price derivatives and interest rate swaps whose values at any point in time are dependent upon not only the market but also the viability of the counterparty. The failure or perceived weakness of any of our counterparties has the potential to expose us to risk of loss in these situations. Financial institutions, primarily banks, have historically been our most significant counterparties.

In an increasing interest rate environment, interest expense on the variable rate portion of our borrowings on our credit facility would increase and we may not be able to replace our maturing debt with new debt that carry the same interest rates.

We had $295.3 million of variable interest rate indebtedness outstanding at December 31, 2011, under our credit agreement, of which we had borrowings of $268 million on our credit facility that bore interest at a floating rate equal to the one-month LIBOR plus 150 basis points, and $27 million is based on the prime rate plus 50 basis points. During 2010 we entered into an interest rate swap contract that ends in March 2012 that fixed the interest rate on $150 million of our variable rate revolving credit facility. Rising interest rates would result in reduced net income.

Our industrial bank subsidiary, FSC, uses certificates of deposit and interest-bearing money market deposits, or collectively Brokered Deposits, to finance payments to major oil companies. Certificate of deposits carry fixed rates from issuance to maturity. The interest-bearing money market deposits carry variable rates. Upon maturity, the deposits will likely be replaced by issuing new deposits to the extent that they are needed. In a rising interest rate environment, FSC would not be able to replace maturing deposits with deposits that carry the same interest rates. Rising interest rates would result in reduced net income to the extent that certificates of deposit and money market deposits mature and are replaced. At December 31, 2011, FSC had outstanding $490.9 million in certificates of deposit maturing within one year and $89.3 million in certificates of deposit maturing within one to two years; and $103.1 million in interest-bearing money market deposits.

Decreased demand for fuel and other vehicle products and services could harm our business and results of operations.

Demand for fuel and other vehicle products and services may be reduced by factors that are beyond our control, such as the implementation of fuel efficiency standards and the development by vehicle manufacturers and adoption by our fleet customers of vehicles with greater fuel efficiency or alternative fuel sources.

Our business is dependent on several key strategic relationships, the loss of which could adversely affect our results of operations.

Revenue we received from services we provided to our top five strategic relationships accounted for approximately 21 percent of our total revenues in 2011. Accordingly, we are dependent on maintaining our strategic relationships and our results of operations would be lower in the event that these relationships were terminated.

Likewise, we have agreements with the major oil companies and fuel retailers whose locations accept our payment processing services. The termination of any of these agreements would reduce the number of locations where our payment processing services are accepted; therefore, we could lose our competitive advantage and our operating results could be adversely affected.

We may never realize the anticipated benefits of acquisitions we have completed or may undertake.

We have acquired and may attempt to acquire businesses, technologies, services, products or licenses in technologies that we believe are a strategic fit with our business. The process of integrating any acquired business, technology, service or product may result in unforeseen operating difficulties and expenditures and may divert significant management attention from our ongoing business operations. As a result, we may incur a variety of costs in connection with acquisitions and may never realize the anticipated benefits.

We are exposed to risks associated with operations outside of the United States, which could harm both our domestic and international operations.

We conduct operations in North America, Asia Pacific and Europe. As part of our business strategy and growth plan, we plan to further expand internationally. Expansion of our international operations could impose substantial burdens on our resources, divert management's attention from domestic operations and otherwise harm our business. In addition, there are many barriers to competing successfully in the international market, including:

- changes in the relations between the United States and foreign countries;
- actions of foreign or United States governmental authorities affecting trade and foreign investment;
- regulations on repatriation of funds;
- increased infrastructure costs including complex legal, tax, accounting and information technology laws and treaties;
- interpretation and application of local laws and regulations including, among others, those impacting anti-money laundering, bribery, financial transaction reporting and positive balance or prepaid cards;
- enforceability of intellectual property and contract rights;
- potentially adverse tax consequences;
- local labor conditions and regulations; and
- fluctuation in foreign currencies.

We cannot assure you that our investments outside the United States will produce desired levels of revenue or costs, or that one or more of the factors listed above will not harm our business.

We may incur impairment charges on goodwill or other intangible assets.

We account for goodwill in accordance with Financial Accounting Standards Board, or FASB, Accounting Standard Codification, or ASC, Topic 350, Intangibles—*Goodwill and Other*. Our reporting units and related indefinite-lived intangible assets are tested annually during the fourth fiscal quarter of each year in order to determine whether their carrying value exceeds their fair value. In addition, they are tested on an interim basis if an event occurs or circumstances change between annual tests that would more likely than not reduce their fair value below carrying value. If we determine the fair value of the goodwill or other indefinite-lived intangible assets is less than their carrying value as a result of the tests, an impairment loss is recognized. Any such write-down could adversely affect our results of operations.

Our goodwill resides in multiple reporting units. The profitability of individual reporting units may suffer periodically from downturns in customer demand and other factors, the high level of competition existing within our industry, and the level of overall economic activity. Individual reporting units may be relatively more impacted by these factors than the company as a whole. As a result, demand for the services of one or more of the reporting units could decline which could adversely affect our operations and cash flow, and could result in an impairment of goodwill or intangible assets. As a result of our annual impairment analysis during the fourth quarter of fiscal 2011, we have determined that the fair value of the goodwill or other indefinite-lived intangible assets are greater than their carrying values, thus no impairment charge was recorded. Because the acquisitions of the assets of rapid! Financial Services LLC, or rapid! PayCard, and of RD Card Holdings Australia Pty Ltd. were completed recently, our analysis also indicated that the fair values of rapid! PayCard and Wright Express Australia units closely approximate the carrying value. Although an impairment charge is not warranted at this time, if actual results deteriorate versus our assumptions in the valuation, the potential exists for an impairment in the rapid! PayCard and Wright Express Australia reporting units. Similarly, for all other reporting units, while we currently believe that the fair value of all of our intangibles substantially exceeds carrying value and that those intangibles so classified will contribute indefinitely to the cash flows of the Company, materially different assumptions regarding future performance of our reporting units or the weighted-average cost of capital used in the valuations could result in impairment losses and/or amortization expense.

Volatility in the financial markets may negatively impact our ability to access credit.

Adverse conditions in the credit market may limit our ability to access credit at a time when we would like or need to do so. Our revolving credit facility and term note expire in May 2016 when the outstanding balance will be due. Any limitation of availability of funds or credit facilities could have an impact on our ability to refinance the maturing debt or react to changing economic and business conditions which could adversely impact us.

Volatility in the financial markets may negatively impact FSC's ability to attract deposits.

Adverse conditions in the credit market may limit FSC's ability to attract deposits at a time when we would like or need to do so. Any limitation of availability of deposits could have an impact on our ability to finance our domestic accounts receivable which could adversely impact us.

The loss or suspension of the charter for our Utah industrial bank or changes in regulatory requirements could be disruptive to operations and increase costs.

FSC's bank regulatory status enables FSC to issue certificates of deposit, accept money market deposits and borrow on a federal funds rate basis. These funds are used to support our domestic payment processing operations, which require the Company to make payments to fuel and maintenance providers on behalf of fleets. FSC operates under a uniform set of state lending laws, and its operations are subject to extensive state and federal regulation. FSC is regulated and examined by the Utah Department of Financial Institutions on the state level, and the Federal Deposit Insurance Corporation on the federal level. Continued licensing and federal deposit insurance are subject to ongoing satisfaction of compliance and safety and soundness requirements. FSC must be well capitalized and satisfy a range of additional capital requirements. If FSC were to lose its bank charter, Wright Express would either outsource its credit support activities or perform these activities itself, which would subject the Company to the credit laws of each individual state in which Wright Express conducts business. Furthermore, Wright Express could not be a MasterCard issuer and would have to work with another financial institution to issue the product or sell the portfolio. Any such change would be disruptive to Wright Express' operations and could result in significant incremental costs. In addition, changes in the bank regulatory environment, including the implementation of new or varying measures or interpretations by the State of Utah or the federal government, may significantly affect or restrict the manner in which the Company conducts business domestically in the future.

We may not be able to adequately protect the data we collect about our customers, which could subject us to liability and damage our reputation.

We collect and store data about our customers and their fleets, including bank account information and spending data. Our customers expect us to keep this information in our confidence. If "hackers" or other unauthorized persons are successful in penetrating our network security they could misappropriate our proprietary information or cause interruptions in our *WEXOnline* web site. We are required to expend capital and other resources to protect against the threat of such security breaches, and may be required to expend significant capital and other resources to alleviate problems caused by any such breaches. Moreover, any security breach or inadvertent transmission of information about our customers could expose us to liability in excess of any applicable insurance policies, litigation and/or cause damage to our reputation.

Our failure to effectively implement new technology could jeopardize our position as a leader in our industry.

As a provider of information management and payment processing services, we must constantly adapt and respond to the technological advances offered by our competitors and the informational requirements of our customers, including those related to the Internet, in order to maintain and improve upon our competitive position. We may not be able to expand our technological capabilities and service offerings as rapidly as our competitors, which could jeopardize our position as a leader in our industry.

We are dependent on technology systems and electronic communications networks managed by third parties, which could result in our inability to prevent service disruptions.

Our ability to process and authorize transactions electronically depends on our ability to electronically communicate with our fuel and vehicle maintenance providers through point-of-sale devices and electronic networks that are owned and operated by third parties. The electronic communications networks upon which we depend are often subject to disruptions of various magnitudes and durations. Any severe disruption of one or all of these networks could impair our ability to authorize transactions or collect information about such transactions, which, in turn, could harm our reputation for dependable service and adversely affect our results of operations. In addition, our ability to collect enhanced data relating to our customers' purchases may be limited by the use of older point-of-sale devices by fuel and vehicle maintenance providers. To the extent that fuel and vehicle maintenance providers within our network are slow to adopt advanced point-of-sale devices, we may not be able to offer the services and capabilities our customers demand.

Our industry continues to become increasingly competitive, which makes it more challenging for us to maintain profit margins at historical levels.

We face and expect to continue to face increased levels of competition in each category of the overall industry from several companies that seek to offer competing capabilities and services. Historically, we have been able to provide customers with a wide spectrum of services and capabilities and, therefore, we have not considered price to be the exclusive or even the primary basis on which we compete. As our competitors have continued to develop their service offerings, it has become increasingly more challenging for us to compete solely on the basis of superior capabilities or service. In some areas of our business we have been forced to respond to competitive pressures by reducing our fees. We have seen erosion of our historical profit margins as we encourage existing strategic relationships to sign long-term contracts. If these trends continue and if competition intensifies, our profitability may be adversely impacted.

While we have traditionally offered our services to all categories of the fleet industry, some of our competitors have successfully garnered significant share in particular categories of the overall industry. To the extent that our competitors are regarded as leaders in specific categories, they may have an advantage over us as we attempt to further penetrate these categories.

We also face increased competition in our efforts to enter into new strategic relationships and renew existing strategic relationships on the same terms.

Fluctuations in foreign currency exchange rates could affect our financial results.

We earn revenues, pay expenses, own assets and incur liabilities in countries using currencies other than the U.S. dollar. Such currencies include the Australian dollar, euro, New Zealand dollar and British pound sterling. Because our consolidated financial statements are presented in U.S. dollars, we must translate revenues, income and expenses, as well as assets and liabilities, into U.S. dollars at exchange rates in effect during or at the end of each reporting period. Therefore, increases or decreases in the value of the U.S. dollar against other major currencies will affect our revenues, operating income and the value of balance sheet items denominated in foreign currencies. We cannot assure that fluctuations in foreign currency exchange rates, particularly fluctuations in the U.S. dollar against other currencies, will not materially affect our financial results.

We may incur substantial losses due to fraudulent use of our charge cards.

Under certain circumstances, when we fund customer transactions, we bear the risk of substantial losses due to fraudulent use of our charge cards. We do not maintain any insurance to protect us against any such losses.

If we fail to maintain effective systems of internal control over financial reporting and disclosure controls and procedures, we may not be able to accurately report our financial results or prevent fraud, which could cause current and potential shareholders to lose confidence in our financial reporting, adversely affect the trading price of our securities or harm our operating results.

Effective internal control over financial reporting and disclosure controls and procedures are necessary for us to provide reliable financial reports and effectively prevent fraud and operate successfully as a public company. Our financial reporting and disclosure controls and procedures are reliant, in part, on information we receive from third parties that supply information to us regarding transactions that we process. Any failure to develop or maintain effective internal control over financial reporting and disclosure controls and procedures could harm our reputation or operating results, or cause us to fail to meet our reporting obligations. As we complete acquisitions and expand our business operations both within the United States and internationally, we will need to maintain effective internal controls over financial reporting and disclosure control and procedures. If we are unable to adequately maintain our internal control over financial reporting, our external auditors will not be able to issue an unqualified opinion on the effectiveness of our internal control over financial reporting.

Ineffective internal control over financial reporting and disclosure controls and procedures could cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our securities or affect our ability to access the capital markets and could result in regulatory proceedings against us by, among others, the SEC. In addition, a material weakness in internal control over financial reporting, which may lead to deficiencies in the preparation of financial statements, could lead to litigation claims against us. The defense of any such claims may cause the diversion of management's attention and resources, and we may be required to pay damages if any such claims or proceedings are not resolved in our favor. Any litigation, even if resolved in our favor, could cause us to incur significant legal and other expenses. Such events could harm our business, affect our ability to raise capital and adversely affect the trading price of our securities.

Our ability to attract and retain qualified employees is critical to the success of our business and the failure to do so may materially adversely affect our performance.

We believe our employees, including our executive management team, are our most important resource and, in our industry and geographic area, competition for qualified personnel is intense. If we were unable to retain and attract qualified employees, our performance could be materially adversely affected.

Historical transactions with our former parent company may adversely affect our financial statements.

Historical transactions involving Avis Budget Group, Inc., or Avis (formerly Cendant Corporation), our former corporate parent, and our other former affiliates such as Realogy Corporation and Wyndham Worldwide Corporation, may be reviewed from time to time by external parties, that may include government regulatory organizations and tax authorities. The decision by one or more of these organizations to undertake a review is beyond our control. While management does not believe, nor has any knowledge of, any transaction that would be in error or otherwise adjusted, corrections to the financial statements of Avis, or its successor or its current or former affiliates, could adversely affect our financial statements.

Risks Relating to Our Common Stock

If any entity controls 10 percent or more of our common stock and such entity has caused a violation of applicable banking laws by its failure to obtain any required approvals prior to acquiring that common stock, we have the power to restrict such entity's ability to vote shares held by it.

As owners of a Utah industrial bank, we are subject to banking regulations that require any entity that controls 10 percent or more of our common stock to obtain the prior approval of Utah banking authorities and the federal banking regulators. A failure to comply with these requirements could result in sanctions, including the loss of our Utah industrial bank charter. Our certificate of incorporation requires that if any stockholder fails to provide us with satisfactory evidence that any required approvals have been obtained, we may, or will if required by state or federal regulators, restrict such stockholder's ability to vote such shares with respect to any matter subject to a vote of our stockholders.

Provisions in our charter documents, Delaware law and applicable banking law may delay or prevent our acquisition by a third party.

Our certificate of incorporation, by-laws and our rights plan contain several provisions that may make it more difficult for a third party to acquire control of us without the approval of our board of directors. These provisions include, among other things, a

classified board of directors, the elimination of stockholder action by written consent, advance notice for raising business or making nominations at meetings of stockholders and "blank check" preferred stock. Blank check preferred stock enables our board of directors, without stockholder approval, to designate and issue additional series of preferred stock with such special dividend, liquidation, conversion, voting or other rights, including the right to issue convertible securities with no limitations on conversion, and rights to dividends and proceeds in a liquidation that are senior to the common stock, as our board of directors may determine. These provisions may make it more difficult or expensive for a third party to acquire a majority of our outstanding voting common stock. We also are subject to certain provisions of Delaware law, which could delay, deter or prevent us from entering into an acquisition, including Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in a business combination with an interested stockholder unless specific conditions are met. These provisions also may delay, prevent or deter a merger, acquisition, tender offer, proxy contest or other transaction that might otherwise result in our stockholders receiving a premium over the market price for their common stock.

In addition, because we own a Utah industrial bank, any purchaser of our common stock who would own 10 percent or more of our common stock after such purchase would be required to obtain the prior consent of Utah banking authorities and the federal banking authorities prior to consummating any such acquisition. These regulatory requirements may preclude or delay the purchase of a relatively large ownership stake by certain potential investors.

Our stockholder rights plan could prevent you from receiving a premium over the market price for your shares of common stock from a potential acquirer.

Our board of directors approved a stockholder rights plan, which entitles our stockholders to acquire shares of our common stock at a price equal to 50 percent of the then current market value in limited circumstances when a third party acquires 15 percent or more of our outstanding common stock or announces its intent to commence a tender offer for at least 15 percent of our common stock, in each case, in a transaction that our board of directors does not approve. The existence of these rights would significantly increase the cost of acquiring control of our Company without the support of our board of directors because, under these limited circumstances, all of our stockholders, other than the person or group who caused the rights to become exercisable, would become entitled to purchase shares of our common stock at a discount. The existence of the rights plan could therefore deter potential acquirers and thereby reduce the likelihood that our stockholders will receive a premium for their common stock in an acquisition.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

All of our facilities are leased, including our 67,000 square foot corporate headquarters in South Portland, Maine. We lease five smaller buildings in the South Portland area. Four of these buildings, totaling 83,500 square feet, are used for technical and customer service employees. The fifth building is 7,500 square feet and is our warehouse. We lease 11,500 square feet of office space in Midvale, Utah to support our bank operations and a second call center location. We lease 5,400 square feet in Louisville, Kentucky to support our fleet fuel operations. We lease 10,000 square feet of space in Salem, Oregon to support Pacific Pride. We lease 2,300 square feet of space in Tampa, Florida to support our rapid! PayCard operations. We lease 21,500 square feet of space in Melbourne, Australia to support Wright Express Australia Fuel, 7,400 square feet of space in Sydney, Australia to support Wright Express Australia Prepaid and 2,000 square feet of space in Perth, Australia to support Wright Express Australia Fuel. We lease 13,500 square feet of space in Auckland, New Zealand and 200 square feet of space in Guildford, England to support Wright Express International. These facilities are adequate for our current use. Additional financial information about our leased facilities appears in Item 8 – Note 17 of our consolidated financial statements.

ITEM 3. LEGAL PROCEEDINGS

As of the date of this filing, we are not involved in any material legal proceedings. We also were not involved in any material legal proceedings that were terminated during the fourth quarter of 2011. From time to time, we are subject to legal proceedings and claims in the ordinary course of business. We do not believe the outcome of any of pending litigation will have a material adverse effect on our financial statements.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

The principal market for the Company's common stock is the New York Stock Exchange ("NYSE") and our ticker symbol is WXS. The following table sets forth, for the indicated calendar periods, the reported intraday high and low sales prices of the common stock on the NYSE Composite Tape:

	High	Low
2010		
First quarter	$ 33.53	$ 27.63
Second quarter	$ 35.97	$ 29.14
Third quarter	$ 36.58	$ 28.58
Fourth quarter	$ 46.97	$ 35.41
2011		
First quarter	$ 54.35	$ 45.27
Second quarter	$ 57.13	$ 47.03
Third quarter	$ 54.77	$ 36.79
Fourth quarter	$ 56.30	$ 35.74

As of February 24, 2012, the closing price of our common stock was $63.63 per share, there were 38,691,280 shares of our common stock outstanding and there were 6 holders of record of our common stock.

Dividends

The Company has not declared any dividends on its common stock since it commenced trading on the NYSE on February 16, 2005. The timing and amount of future dividends will be (i) dependent upon the Company's results of operations, financial condition, cash requirements and other relevant factors, (ii) subject to the discretion of the Board of Directors of the Company and (iii) payable only out of the Company's surplus or current net profits in accordance with the General Corporation Law of the State of Delaware.

The Company has certain restrictions on the dividends it may pay under its revolving credit agreement. If the Company's leverage ratio is higher than 1.75, the Company may pay no more than $25 million per annum for restricted payments, including dividends.

Share Repurchases

The following table provides information about the Company's purchases of shares of the Company's common stock during the quarter ended December 31, 2011:

	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [(a)]	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs [(a)]
October 1 – October 31, 2011	—	$ —	—	$ 48,633,132
November 1 – November 30, 2011	—	$ —	—	$ 48,633,132
December 1 – December 31, 2011	—	$ —	—	$ 48,633,132
Total	—	$ —	—	$ 48,633,132

(a) On February 7, 2007, the Company announced a share repurchase program authorizing the purchase of up to $75 million of its common stock over the next 24 months. In July 2008, our board of directors approved an increase of $75 million to the share repurchase authorization. In addition, our board of directors extended the share repurchase program to July 25, 2013. We have been authorized to purchase, in total, up to $150 million of our common stock. Share repurchases will be made on the open market and may be commenced or suspended at any time. The Company's management, based on its evaluation of market and economic conditions and other factors, will determine the timing and number of shares repurchased.

ITEM 6. SELECTED FINANCIAL DATA

The following table sets forth our summary historical financial information for the periods ended and as of the dates indicated. You should read the following historical financial information along with Item 7 contained in this Form 10-K and the consolidated financial statements and related notes thereto. The financial information included in the table below is derived from audited financial statements:

(in thousands, except per share data)	Year ended December 31, 2011	2010	2009	2008	2007
Income statement information					
Total revenues	**$ 553,076**	$ 390,406	$ 315,203	$ 388,159	$ 336,128
Total operating expenses	**$ 319,752**	$ 239,697	$ 197,053	$ 226,727	$ 184,036
Financing interest expense	**$ 11,676**	$ 5,314	$ 6,210	$ 11,859	$ 12,677
Net realized and unrealized (losses) gains on fuel price derivatives	**$ (11,869)**	$ (7,244)	$ (22,542)	$ 55,206	$ (53,610)
Net income	**$ 133,622**	$ 87,629	$ 139,659	$ 127,640	$ 51,577
Basic earnings per share	**$ 3.45**	$ 2.28	$ 3.65	$ 3.28	$ 1.29
Weighted average basic shares of common stock outstanding	**38,686**	38,486	38,303	38,885	40,042
Balance sheet information, at end of period					
Total assets	**$ 2,278,060**	$ 2,097,951	$ 1,499,662	$ 1,611,855	$ 1,785,076
Liabilities and stockholders' equity					
All liabilities except preferred stock	**$ 1,568,745**	$ 1,538,944	$ 1,048,346	$ 1,307,193	$ 1,570,817
Preferred stock	—	—	10,000	10,000	10,000
Total stockholders' equity	**709,315**	559,007	441,316	294,662	204,259
Total liabilities and stockholders' equity	**$ 2,278,060**	$ 2,097,951	$ 1,499,662	$ 1,611,855	$ 1,785,076

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

2011 Highlights and Year in Review

During 2011, we focused on international growth, growing our domestic customer base and customer retention. Our results for the year were impacted by the following significant events and accomplishments:

- Total fleet transactions processed increased 15 percent from 2010 to 319.4 million. Payment processing transactions increased 11 percent to 247.9 million, and transaction processing transactions increased 30 percent to 71.5 million. These transactions include a full year of our Wright Express Australia operations, which was acquired on September 14, 2010, as well as the implementation of a significant private label customer in Australia and New Zealand.
- Our corporate purchase card product grew to $7.8 billion in purchase volume for the year, which is a 76 percent increase from 2010. This increase is primarily due to our single use account product used for online travel-related purchases.
- On May 23, 2011, we refinanced our 2007 credit facility and 2010 term loan with a new credit agreement. This new credit agreement provided a five year $200 million amortizing term loan facility and a $700 million revolving credit facility.
- During 2011, we reduced borrowings under our financing facilities by approximately $112 million.
- We acquired the assets of rapid! PayCard on March 31, 2011, for approximately $18 million.
- Domestic fuel prices averaged $3.62 per gallon during 2011. Domestic fuel prices averaged $2.84 per gallon during 2010. Australian fuel prices increased 17 percent to $5.47 ($USD) per gallon, from the fourth quarter of the prior year.

Results of Operations

YEAR ENDED DECEMBER 31, 2011, AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2010

FLEET PAYMENT SOLUTIONS SEGMENT

The following table reflects comparative operating results and key operating statistics within our Fleet Payment Solutions segment:

(in thousands)	2011	2010	Increase (decrease)
Revenues			
Payment processing revenue	**$ 293,756**	$ 220,154	33 %
Transaction processing revenue	**16,553**	16,591	—
Account servicing revenue	**60,569**	39,692	53 %
Finance fees	**46,084**	37,264	24 %
Other	**19,742**	15,538	27 %
Total revenues	**436,704**	329,239	33 %
Total operating expenses	**244,910**	201,547	22 %
Operating income	**191,794**	127, 692	50 %
Financing interest expense [(a)]	**(11,676)**	(5,314)	(120)%
(Loss) gain on foreign currency transactions	**(368)**	7,141	NM
Net realized and unrealized losses on domestic fuel price derivative instruments [(a)]	**(11,869)**	(7,244)	(64)%
Increase in amount due under tax receivable agreement	**(715)**	(214)	(234)%
Income before taxes	**167,166**	122,061	37 %
Income taxes	**59,925**	48,337	24 %
Net income	**$ 107,241**	$ 73,724	45 %

(in thousands, except per transaction and per gallon data)	2011	2010	Increase (decrease)
Key operating statistics			
Payment processing revenue:			
Payment processing transactions	**247,928**	222,769[(b)]	11 %
Average expenditure per payment processing transaction	**$ 71.73**	$ 56.25[(b)]	28 %
Average price per gallon of fuel - Domestic – ($USD/gal)	**$ 3.62**	$ 2.84	27 %
Average price per gallon of fuel - Australia – ($USD/gal)	**$ 5.47**	$ 4.70	16 %
Transaction processing revenue:			
Transaction processing transactions	**71,501**	54,980	30 %
Account servicing revenue:			
Average number of vehicles serviced	**6,322**	5,580[(b)]	13 %

NM – Not Meaningful

(a) As described in Item 8—Note 20 to our Financial Statements, financing interest expense and net realized and unrealized gains and losses on derivative instruments are allocated solely to the Fleet Payment Solutions segment.

(b) Payment processing transaction and vehicle count data, as well as related calculated metrics associated with this data, for 2010 have been revised to reflect information provided from an improved business intelligence reporting process that was implemented in the second quarter of 2011. These changes do not impact our revenue or earnings. 2010 data has also been updated to remove non-fuel payment processing transactions from Wright Express Australia operations.

Revenues

Payment processing revenue increased $73.6 million for 2011, as compared to 2010. Approximately $44.7 million of this increase is due to a 27 percent increase in the average domestic price per gallon of fuel. Also contributing to the increase is the increase in the number of domestic payment processing transactions, which contributed approximately $12.7 million. The remaining variance is primarily due to our acquisition of Wright Express Australia Fuel, acquired late in the third quarter of 2010.

Account servicing revenue increased $20.9 million for 2011, as compared to 2010. Approximately $18.5 million of the increase is due to Wright Express Australia Fuel activity. The remaining increase is primarily due to monthly fees received for our *WEXSmart* product line. A greater proportion of Wright Express Australia Fuel revenues is attributable to monthly servicing fees than is experienced in the United States.

Our finance fees have increased $8.8 million for 2011, as compared to 2010. Payments for customer receivables are due within thirty days or less. Finance fee revenue is earned when a customer's receivable balance becomes delinquent. The finance fee is calculated using a stated late fee rate based on the outstanding balance. The absolute amount of such outstanding balances can be attributed to (i) changes in fuel prices; (ii) customer specific transaction volume; and (iii) customer specific delinquencies. Finance fee revenue can also be impacted by changes in (i) late fee rates and (ii) increases or decreases in the number of customers with overdue balances. The change in 2011 is primarily due to higher accounts receivable balances, as a result of higher fuel prices and transaction volumes, resulting in an increase of approximately $5.2 million over 2010. The remainder of the increase, approximately $3.6 million, was due to the operations of Wright Express Australia Fuel which was acquired late in the third quarter of 2010.

Other revenue increased $4.2 million for 2011, as compared to 2010. Approximately $2.2 million of this increase is due to our acquisition of Wright Express Australia Fuel, acquired late in the third quarter of 2010. Also contributing to the increase was $1.2 million of additional sales of *WEXSmart* telematics units during 2011, as compared to 2010.

Expenses

The following table compares selected expense line items within our Fleet Payment Solutions segment:

(in thousands)	2011	2010	Increase (decrease)
Expense			
Salary and other personnel	**$ 93,876**	$ 82,445	14 %
Service fees	**$ 21,926**	$ 20,750	6 %
Provision for credit loss	**$ 26,625**	$ 18,747	42 %
Depreciation and amortization	**$ 39,904**	$ 28,331	41 %
Operating interest expense	**$ 4,488**	$ 4,494	—
Other expense	**$ 12,791**	$ 8,658	48%

- Salary and other personnel expenses increased $11.4 million for 2011, as compared to 2010. Salary expenses related to our Australian operations increased by approximately $6.7 million compared to the prior year, as we had a full year of operation in 2011 compared to 2010. Salary expense associated with our stock compensation plans and the annual bonus incentive increased approximately $2.5 million as compared to 2010. The remaining increase is primarily due to annual salary and benefit increases.

- Service fees increased $1.2 million during 2011, as compared to 2010. Service fees associated with the *WEXSmart* product line increased $1.3 million over the prior year due to additional units sold. Operations at Wright Express Australia, which was acquired late in the third quarter of 2010, resulted in an increase of service fees of $3.4 million, as compared to the prior year. Offsetting these increases were the fees incurred in 2010 related to the acquisition of Wright Express Australia.

- Provision for credit loss increased $7.9 million for 2011, as compared to 2010. Domestic credit loss increased by approximately $6.0 million as compared to 2010. This increase is primarily associated with higher levels of domestic customer spend throughout the year, associated with the increase in fuel prices. A full year of operations of Wright Express Australia, acquired late in the third quarter of 2010, contributed $1.9 million of the increase. We generally measure our credit loss performance by calculating credit losses as a percentage of total fuel expenditures on payment processing transactions. Our credit losses as a percentage of customers spend remained flat at 14.9 basis points for both 2011 and 2010.

- Depreciation and amortization expenses increased $11.6 million for 2011, as compared to 2010. This increase is primarily due to approximately $8.8 million of additional amortization associated with the intangible assets related to the acquisition of RD Card Holdings Australia Pty Ltd, acquired late in the third quarter of 2010.

- Operating interest expense is interest on our certificates of deposit and interest-bearing money market deposits (collectively, "Brokered Deposits"), as well as interest on borrowed federal funds, which we use to finance the receivables arising from our domestic payment processing transactions. This interest expense for 2011 remained relatively flat as compared to 2010. Our average debt balance for 2011 totaled $695.7 million as compared to our average debt balance of $527.3 million for 2010. The impact of the increase in the average debt balance was essentially offset by lower interest rates on the debt.

- Other expense increased $4.1 million for 2011, as compared to 2010. Approximately $1.3 million of this increase is due to a full year of operations of Wright Express Australia acquired late in the third quarter of 2010. The remaining increase over 2010 is primarily due to special projects and customer incentives.

Financing interest expense is related to our current Credit Agreement as well as our 2007 credit facility and 2010 term loan. Interest expense for 2011 increased $6.4 million from 2010, due to an increase in the average outstanding balance on our financing debt. The increase in our financing debt occurred during the second half of 2010 in conjunction with our acquisition and funding of operations for Wright Express Australia. Finance interest expense is also impacted by our consolidated leverage ratio, which increased subsequent to the 2010 acquisition. Finance interest expense also includes approximately $0.7 million in unamortized loan costs that was expensed at the time the 2007 credit facility was replaced.

Our effective tax rate was 35.9 percent for 2011 and 39.6 percent for 2010. The decrease in the effective tax rate compared to the prior year is primarily due to non-deductible acquisition expenses associated with our Australian acquisition in 2010, and our decision to indefinitely reinvest our Australian profits outside the United States in 2011. We are aware that during the fourth quarter of 2011, proposed changes in Australia tax consolidation laws were announced. Such changes could impact the deductibility of approximately $68 million in amortization expense in Australia and hence have a one-time impact on our recorded tax rate in the coming year.

Gain on foreign currency transactions

During 2010, in anticipation of our closing of the acquisition of RD Card Holdings Australia Pty Ltd, the Company purchased $365 million Australian dollars during the month of August. The exchange rate moved in our favor during the remainder of 2010, resulting in a currency gain of approximately $7.1 million during 2010. No such activity was recorded in 2011, as the Australian dollars were used to complete the acquisition of RD Card Holdings Australia Pty Ltd in 2010.

Fuel price derivatives

We own fuel price sensitive derivative instruments that we purchase on a periodic basis to manage the impact of volatility in domestic fuel prices on our cash flows. Our derivative instruments do not qualify for hedge accounting. Accordingly, realized and unrealized gains and losses on our fuel price sensitive derivative instruments affect our net income. During 2011 we recorded a loss of $11.8 million, consisting of a realized loss of $22.7 million and an unrealized gain of $10.9 million. During 2010 we recorded a loss of $7.2 million, consisting of a realized gain of $9.8 million and an unrealized loss of $17.0 million. The increase in losses is due to the overall increase in the price of fuel relative to our hedged fuel prices.

OTHER PAYMENT SOLUTIONS SEGMENT

The following table reflects comparative operating results and key operating statistics within our Other Payment Solutions segment:

(in thousands)	2011	2010	Increase (decrease)
Revenues			
Payment processing revenue	**$ 77,570**	$ 46,034	69 %
Transaction processing revenue	**8,185**	2,935	179 %
Account servicing revenue	**3,432**	753	356 %
Finance fees	**731**	497	47%
Other	**26,454**	10,948	142 %
Total revenues	**116,372**	61,167	90 %
Total operating expenses	**74,842**	38,146	96 %
Operating income	**41,530**	23,021	80 %
Loss on foreign currency transactions	**(91)**	—	—
Income before income taxes	**41,439**	23,021	80 %
Income taxes	**15,058**	9,116	65 %
Net income	**$ 26,381**	$ 13,905	90 %

(in thousands)	2011	2010	Increase (decrease)
Key operating statistics			
Payment processing revenue:			
Corporate purchase card volume	**$ 7,759,466**	$ 4,414,145	76 %

Payment processing revenue increased approximately $31.5 million over 2010, primarily due to additional business derived from our single use account product. Our corporate purchase card volume grew by over $3.3 billion in 2011 compared to 2010.

Transaction processing revenue increased approximately $5.2 million over 2010, primarily due to the transaction based fees from Wright Express Australia Prepaid commencing with operations after our acquisition late in the third quarter of 2010.

Account servicing revenue increased approximately $2.7 million over 2010. Approximately $2.0 million of this increase is due to the rapid! PayCard operations, acquired late in the first quarter of 2011. The remaining increase is due to operations at our Wright Express Australia Prepaid subsidiary, acquired late in the third quarter of 2010.

Other revenue increased $15.5 million over 2010, as the volume of cross-border fees increased over the prior year. This increase is offset by an increase in associated service fees expense.

Operating expenses increased by $36.7 million during 2011 primarily due to the following:

- Service fees increased by $22.7 million as compared to 2010 due to higher fees associated with higher overall purchase volume.
- Salary and other personnel expenses increased $5.8 million as compared to 2010 primarily due to additional payroll costs assumed upon the acquisition of Wright Express Australia Prepaid.
- Depreciation and amortization expenses increased $3.9 million for 2011, as compared to 2010. This increase is primarily due to approximately $2.5 million of additional amortization associated with the intangible assets related to the purchase of RD Card Holdings Australia Pty Ltd, acquired late in the third quarter of 2010. The remaining increase is due to additional assets placed into service.
- Technology leasing and support expenses increased $2.6 million for 2011, as compared to 2010. This increase is primarily related to the volume increase in our corporate purchase card products.

YEAR ENDED DECEMBER 31, 2010, AS COMPARED TO THE YEAR ENDED DECEMBER 31, 2009

FLEET PAYMENT SOLUTIONS SEGMENT

The following table reflects comparative operating results and key operating statistics within our Fleet Payment Solutions segment:

(in thousands)	2010	2009	Increase (decrease)
Revenues			
Payment processing revenue	**$ 220,154**	$ 179,509	23 %
Transaction processing revenue	**16,591**	17,532	(5)%
Account servicing revenue	**39,692**	36,943	7 %
Finance fees	**37,264**	32,321	15 %
Other	**15,538**	11,691	33 %
Total revenues	**329,239**	277,996	18 %
Total operating expenses	**201,547**	173,417	16 %
Operating income	**127,692**	104,579	22 %
Financing interest expense [a]	**(5,314)**	(6,210)	(14)%
Gain (loss) on foreign currency transactions	**7,141**	(40)	NM
Gain on settlement portion of amounts due under tax receivable agreement	**—**	136,485	NM
Net realized and unrealized losses on fuel price derivative instruments	**(7,244)**	(22,542)	(68)%
Increase in amount due under tax receivable agreement	**(214)**	(599)	(64)%
Income before taxes	**122,061**	211,673	(42)%
Income taxes	**48,337**	80,436	(40)%
Net income	**$ 73,724**	$ 131,237	(44)%

(in thousands, except per transaction and per gallon data)	2010	2009	Increase (decrease)
Key operating statistics			
Payment processing revenue:			
Payment processing transactions	**222,769** [b]	204,147	9 %
Average expenditure per payment processing transaction	**$ 56.25** [b]	$ 48.71	15 %
Average price per gallon of fuel – Domestic – ($USD/gal)	**$ 2.84**	$ 2.39	19 %
Average price per gallon of fuel – Australia – ($USD/gal)	**$ 4.70**	$ —	—
Transaction processing revenue:			
Transaction processing transactions	**54,980**	55,921	(2)%
Account servicing revenue:			
Average number of vehicles serviced	**5,580** [b]	4,648	20 %

NM – Not Meaningful

[a] As described in Item 8—Note 20 to our Financial Statements, financing interest expense and net realized and unrealized gains and losses on derivative instruments are allocated solely to the Fleet Payment Solutions segment.

[b] Payment processing transaction and vehicle count data, as well as related calculated metrics associated with this data, for 2010 have been revised to reflect information provided from an improved business intelligence reporting process that was implemented in the second quarter of 2011. These changes do not impact our revenue or earnings. 2010 data has also been updated to remove non-fuel payment processing transactions from Wright Express Australia operations.

Revenues

Payment processing revenue increased $40.6 million for 2010, as compared to 2009. Approximately $29 million of this increase was due to a 19 percent increase in the average price per gallon of fuel. Also contributing to the increase was the increase in the number of domestic payment processing transactions, which contributed approximately $5.9 million. The remaining variance was primarily due to our acquisition of Wright Express Australia Fuel.

Account servicing revenue increased $2.7 million for 2010, as compared to 2009. Approximately $6.5 million of the increase was due to Wright Express Australia Fuel activity, offset by a decrease in revenues from software development activity. A greater proportion of Wright Express Australia Fuel revenues was attributable to monthly servicing fees than is experienced in the United States.

Our finance fees increased $4.9 million for 2010, as compared to 2009. The change in the period was primarily due to higher accounts receivable balances, as a result of higher fuel prices and transaction volumes.

Expenses

The following table compares selected expense line items within our Fleet Payment Solutions segment:

(in thousands)	2010	2009	Increase (decrease)
Expense			
Salary and other personnel	**$ 82,445**	$ 72,256	14 %
Service fees	**$ 20,750**	$ 12,895	61 %
Provision for credit loss	**$ 18,747**	$ 15,854	18 %
Depreciation and amortization	**$ 28,331**	$ 21,721	30 %
Operating interest expense	**$ 4,494**	$ 8,702	(48)%

- Salary and other personnel expenses increased $10.2 million for 2010, as compared to 2009. Salary expenses related to our international operations increased by approximately $4.6 million as compared to 2009. The increase in domestic salary expense was due to additional expense associated with our commissions, stock compensation plans and the annual bonus incentive, which increased approximately $1.0 million as compared to 2009. The remaining increase was due to additional contractor expense, annual salary and benefit increases and employee travel.

- Service fees increased $7.9 million during 2010, as compared to 2009. The increase in fees was primarily related to the acquisition costs of RD Card Holdings Australia Pty Ltd.

- Provision for credit loss increased $2.9 million for 2010, as compared to 2009. The increase was associated with higher levels of expenditures throughout the year. Our credit losses as a percentage of expenditures declined from 15.9 basis points in 2009 to 14.9 basis points in 2010.

- Depreciation and amortization expenses increased $6.6 million for 2010, as compared to 2009. This increase was primarily due to approximately $5 million of additional amortization associated with the intangible assets related to the acquisition of RD Card Holdings Australia Pty Ltd. The remaining difference was due to additional depreciation on assets placed into service in 2010.

- Operating interest expense is interest on our Brokered Deposits and borrowed federal funds. This interest expense decreased $4.2 million during 2010, as compared to 2009. We finance the receivables arising from our domestic payment processing transactions with our operating debt (deposits and borrowed federal funds). Our average debt balance for 2010 totaled $527.3 million as compared to our average debt balance of $434.5 million for 2009. While this increase in borrowings resulted in approximately a $2 million increase in operating interest, our weighted average interest rates decreased to 1.0 percent in 2010 from 2.2 percent in 2009. The decrease in interest rates reduced operating interest expense year over year by approximately $6 million.

Financing interest expense was related primarily to our revolving credit facility. Interest expense for 2010 decreased $0.9 million from 2009, due to lower interest rates and a reduction in the outstanding balance on our revolving credit facility during a majority of 2010. The increase in our financing debt occurred during the second half of 2010 in conjunction with our acquisition and funding of operations for Wright Express Australia.

Our effective tax rate was 39.6 percent for 2010 and 38.0 percent for 2009. The 2010 provision for income taxes reflects income tax benefits on losses in foreign jurisdictions as opposed to the 2009 provision that reflects losses incurred in foreign jurisdictions where no benefits were recognized.

Gain on foreign currency transactions

In anticipation of our closing of the acquisition of RD Card Holdings Australia Pty Ltd, the Company purchased $365 million Australian dollars in August 2010. The exchange rate moved in our favor during the remainder of 2010, resulting in a currency gain of approximately $7.1 million for that year.

Fuel price derivatives

We own fuel price-sensitive derivative instruments that we purchase on a periodic basis to manage the impact of volatility in fuel prices on our cash flows. These fuel price-sensitive derivative instruments do not qualify for hedge accounting. Accordingly, gains and losses on our fuel price-sensitive derivative instruments affect our net income. During 2010, we recognized $7.2 million in net realized and unrealized losses due to the increase in the price of fuel in relation to our hedged fuel prices.

OTHER PAYMENT SOLUTIONS SEGMENT

The following table reflects comparative operating results and key operating statistics within our Other Payment Solutions segment:

(in thousands)	2010	2009	Increase (decrease)
Revenues			
Payment processing revenue	**$ 46,034**	$ 33,090	39 %
Transaction processing revenue	**2,935**	—	—
Account servicing revenue	**753**	58	1,198 %
Finance fees	**497**	495	—
Other	**10,948**	3,564	207 %
Total revenues	**61,167**	37,207	64 %
Total operating expenses	**38,146**	23,636	61 %
Operating income	**23,021**	13,571	70 %
Income taxes	**9,116**	5,149	77 %
Net income	**$ 13,905**	$ 8,422	65 %

(in thousands)	2010	2009	Increase (decrease)
Key operating statistics			
Payment processing revenue:			
Corporate purchase card volume	**$ 4,414,145**	$ 3,082,779	43 %

Payment processing revenue increased approximately $12.9 million in 2010 over 2009, primarily due to additional business derived from our single use account product. Our corporate purchase card volume grew by over $1.3 billion in 2010 compared to 2009.

Transaction processing revenue is a result of the transaction based fees from Wright Express Australia Prepaid commencing with operations after our acquisition on September 14, 2010.

Other revenue increased during 2010 as the volume of cross-border fees increased over 2009. This increase was partially offset by an increase in associated service fees expense.

Operating expenses increased by $14.5 million during 2010 primarily due to the following:

- Service fees increased by $10.8 million as compared to 2009 due to cross-border fees and other fees associated with the higher purchase volume.
- Salary and other personnel expenses increased $2.0 million primarily due to additional payroll costs assumed upon the acquisition of Wright Express Australia Prepaid.
- Operating interest decreased $0.7 million as compared to 2009, primarily due to lower interest rates.
- Credit loss reserve expense decreased $0.7 million. We measure our credit loss performance by calculating credit losses as a percentage of total card purchases. This metric for credit losses was 2.4 basis points of total corporate purchase card volume for 2010 compared to 6.0 basis points for 2009.

LIQUIDITY, CAPITAL RESOURCES AND CASH FLOWS

We focus on management operating cash as the primary measure we use internally to monitor cash flow performance from our core operations and we believe it is a key element in achieving maximum stockholder value. Our industrial bank subsidiary, FSC, utilizes Brokered Deposits as well as borrowed federal funds to finance our domestic accounts receivable. Since Brokered Deposits and borrowed federal funds are used to finance our accounts receivable, we believe that they are a recurring and necessary use and source of cash. As such, we consider Brokered Deposits and borrowed federal funds when evaluating our operating activities. For the same reason, we believe that management operating cash may also be useful to investors as one means of evaluating our performance. However, management operating cash is a non-GAAP measure and should not be considered a substitute for, or superior to, net cash provided by (used for) operating activities as presented on the consolidated statement of cash flows in accordance with GAAP.

The table below reconciles net cash provided by (used for) operating activities to management operating cash:

	Year ended December 31,		
(in thousands)	**2011**	2010	2009
Net cash provided by (used for) operating activities	**$ 51,168**	$ (10,550)	$ (33,167)
Net increase (decrease) in Brokered Deposits	**163,853**	106,504	(116,859)
Net (decrease) increase in borrowed federal funds	**(52,584)**	(12,238)	71,723
Management operating cash	**$ 162,437**	$ 83,716	$ (78,303)

The change in management operating cash in the comparative periods can be explained as follows:

- During 2011, our increase in accounts receivable, net of the account receivable balance acquired with the acquisition of rapid! PayCard, as well as acquisition adjustments to RD Card Holdings Australia Pty Ltd., is funded by operating activities as well as a $111 million overall increase in borrowed federal funds and Brokered Deposits. Accounts receivable increased in 2011 over 2010 as a result of increased customer spend levels, due to higher fuel prices.

- During 2010, our increase in accounts receivable, net of the account receivable balance acquired with the Acquisition of RD Card Holdings Australia Pty Ltd. is funded by operating activities as well as a $94 million overall increase in borrowed federal funds and Brokered Deposits. Accounts receivable increased over the prior year as a result of increased customer spend, due to higher fuel prices.

- At the end of 2008, FSC was overfunded by approximately $140 million. This overfunding was the result of lower receivable balances brought about by the rapid decline in fuel prices during the second half of 2008. During the first quarter of 2009 this overfunding was eliminated. Hence, there was a significant decrease in outstanding Brokered Deposits. Additionally, during the second quarter of 2009, we prepaid a portion of our liabilities under our tax receivable agreement for $51 million, which resulted in a non-cash pre-tax gain of approximately $136 million.

2011 Highlights



- During 2011, we entered into a new credit facility and paid down $112 million of our financing debt.
- On March 31, 2011, we completed the acquisition of the assets of rapid! PayCard for approximately $18 million, which includes a $10 million projected earn-out payment at the end of the first quarter of 2012. The acquisition was funded through our revolving credit facility and term loan.
- During 2011, we had approximately $25 million of capital expenditures. A significant portion of our capital expenditures are for the development of internal-use computer software, primarily to enhance product features and functionality in the United States and abroad. We expect total capital expenditures for 2012 to be approximately $28 to $32 million. Our capital spending is financed primarily through internally generated funds.

2010 Highlights



- During 2010, we completed the acquisition of RD Card Holding Australia Pty Ltd for approximately $340 million. The acquisition was funded through our revolving credit facility and term loan.
- We used $18.4 million during 2010 to repurchase our own common stock.
- During 2010, we had approximately $29 million of capital expenditures. A significant portion of our capital expenditures are for the development of internal-use computer software, primarily to enhance product features and functionality in the United States and abroad.

2009 Highlights



- During 2009, we reduced the outstanding balance on our revolving credit facility by $43 million.
- We used $6.3 million during 2009 to acquire our own common stock.
- We paid Realogy $51 million, less our bank fees and legal expenses, as a prepayment in full to settle the remaining obligations to Realogy under the 2005 Tax Receivable Agreement. These obligations were recorded on our balance sheet at approximately $187 million and this transaction resulted in a gain of approximately $136 million. We remain obligated to pay Wyndham the remainder of the obligation under our tax receivable agreement.
- During 2009, we had approximately $18 million of capital expenditures. A significant portion of our capital expenditures are for the development of internal-use computer software, primarily to enhance product features and functionality.

Management Operating Cash

Management operating cash is not a measure in accordance with generally accepted accounting principles ("GAAP"). In order to reconcile from management operating cash to the classifications of cash flow activities presented on our consolidated statement of cash flows, we have adjusted our cash flows from financing activities for the changes in Brokered Deposits and borrowed federal funds.

FSC issued certificates of deposit in various maturities ranging between three months and two years and with fixed interest rates ranging from 0.25 percent to 1.60 percent as of December 31, 2011, as compared to fixed interest rates ranging from 0.30 percent to 1.95 percent as of December 31, 2010, and 0.35 percent to 4.00 percent as of December 31, 2009. FSC also issues interest-bearing money market deposits with variable interest rates ranging from 0.60 percent to 0.73 percent as of December 31, 2011, as compared to variable interest rates ranging from 0.40 percent to 0.60 percent as of December 31, 2010. We did not have any interest-bearing money market deposits as of December 31, 2009. As of December 31, 2011, we had approximately $683.3 million of Brokered Deposits outstanding at a weighted average interest rate of 0.68 percent, compared to $520.4 million of Brokered Deposits at a weighted average interest rate of 0.90 percent as of December 31, 2010, and approximately $415.0 million of Brokered Deposits outstanding at a weighted average interest rate of 1.25 percent as of December 31, 2009.

FSC may issue Brokered Deposits without limitation on the balance outstanding. However, FSC must maintain minimum financial ratios, which include risk-based asset and capital requirements, as prescribed by the FDIC. As of December 31, 2011, all Brokered Deposits were in denominations of $250,000 or less, corresponding to FDIC deposit insurance limits. The certificates of deposit are only payable prior to maturity in the case of death or legally declared mental incompetence. Interest-bearing money market funds may be withdrawn at any time. We believe that our Brokered Deposits are paying competitive yields and that there continues to be consumer demand for these instruments.

Non-interest bearing deposits are required for certain customers as collateral for their credit accounts. We had $10.4 million of these deposits on hand at December 31, 2011, $9.4 million at December 31, 2010, and $8.3 million at December 31, 2009.

FSC also borrows from lines of credit on a federal funds rate basis to supplement the financing of our accounts receivable. Our federal funds lines of credit were $140 million during 2011 and 2010, and $155 million during 2009.

Liquidity

General

In general, our trade receivables provide for payment terms of 30 days or less. We do not extend revolving credit to our customers with respect to these receivables. Receivables not paid within the terms of the customer agreement are generally subject to finance fees based upon the outstanding customer receivable balance. At December 31, 2011, approximately 97 percent of the outstanding balance of $1.3 billion was current and approximately 99 percent of the outstanding balance was less than 60 days past due. The outstanding balance is made up of receivables from approximately 350,000 customers across a wide range of industries. No customer makes up more than 4 percent of the outstanding receivables at December 31, 2011.

Our short-term cash requirements consist primarily of payments to major oil companies for purchases made by our fleet customers, payments to merchants for other payment solutions, payments on maturing and withdrawals of Brokered Deposits and borrowed federal funds, interest payments on our credit facility, cash payments for derivative instruments and other operating expenses. FSC is responsible for the majority of domestic payments to major oil companies, merchants, and payments on maturing and withdrawals of Brokered Deposits and borrowed federal funds. FSC can fund our short-term domestic cash requirements through the issuance of Brokered Deposits and borrowed federal funds. Any remaining cash needs are primarily funded through operations. Under FDIC regulations, FSC may not pay any dividend if, following the payment of the dividend, FSC would be "undercapitalized," as defined under the Federal Deposit Insurance Act and applicable regulations.

Our Credit Agreement

On May 23, 2011, we entered into a Credit Agreement (the "Credit Agreement"), by and among us and certain of our subsidiaries, as borrowers, and Wright Express Card Holdings Australia Pty Ltd, as specified designated borrower, with a lending syndicate. The Credit Agreement is secured by pledges of the stock of our foreign subsidiaries. The Credit Agreement provides for a five-year $200 million amortizing term loan facility and a five-year $700 million revolving credit facility with a $100 million sublimit for letters of credit and a $20 million sublimit for swingline loans. Term loan payments in the amount of $2.5 million were due beginning on June 30, 2011, and thereafter on the last day of each September, December, March and June thereafter, through and including March 31, 2016, and on the maturity date for the term agreement, May 23, 2016, the remaining outstanding principal amount of $150 million is due. As of December 31, 2011, we had $295.3 million of loans outstanding under the Credit Agreement. As of December 31, 2011, we also had approximately $4.3 million in letters of credit outstanding. Accordingly, at December 31, 2011, we had $592.8 million of availability under the Credit Agreement, subject to the covenants as described below. In conjunction with the establishment of the new credit facility, we capitalized approximately $6.2 million of deferred loan costs in association with this borrowing and wrote-off approximately $0.7 million of previous issuance costs.

Proceeds from the new credit facility were used to repay our indebtedness under the 2007 credit facility with a lending syndicate, and indebtedness under the 2010 term loan facility with a bank. The 2011 Credit Agreement funding is available for working capital purposes, acquisitions, payment of dividends and other restricted payments, refinancing of indebtedness, and other general corporate purposes.

Amounts outstanding under the Credit Agreement bear interest at a rate equal to, at our option, (a) the Eurocurrency Rate, as defined, plus a margin of 1.25 percent to 2.25 percent based on the ratio of consolidated funded indebtedness of the Company and its subsidiaries to consolidated EBITDA or (b) the highest of (i) the Federal Funds Rate plus 0.50 percent, (ii) the prime rate announced by the lead lender, or (iii) the Eurocurrency Rate plus 1.00 percent, in each case plus a margin of 0.25 percent to 1.25 percent based on the ratio of consolidated funded indebtedness of the Company and its subsidiaries to consolidated EBITDA. In addition, we have agreed to pay a quarterly commitment fee at a rate per annum ranging from 0.20 percent to 0.40 percent of the daily unused portion of the credit facility. Any outstanding loans under the Credit Agreement mature on May 23, 2016, unless extended pursuant to the terms of the Credit Agreement.

Our Credit Agreement contains various financial covenants requiring us to maintain certain financial ratios. Specifically, it limits us to a maximum consolidated leverage ratio of 3.00 to 1.00 at the end of each fiscal quarter until the maturity date. The Credit Agreement also requires us to maintain a minimum consolidated interest coverage ratio of 3.00 to 1.00 at the end of each fiscal quarter until the maturity date.

In addition to the financial covenants, the Credit Agreement contains various customary restrictive covenants that limit our ability to pay dividends, sell or transfer all or substantially all of our property or assets, incur more indebtedness or make guarantees, grant or incur liens on our assets, make investments, loans, advances or acquisitions, engage in mergers, consolidations, liquidations or dissolutions, enter into sales or leasebacks and change our accounting policies or reporting practices. FSC is not subject to certain of these restrictions. We were in compliance with all material covenants and restrictions at December 31, 2011, and expect to continue to be in compliance.

We have entered into an interest rate swap arrangements which effectively converts $150 million of variable rate borrowing to fixed rate borrowing at a rate of approximately 0.56 percent. This arrangement will expire in March of 2012. We regularly review our projected borrowings under our credit facility and the current interest rate environment to determine if additional swaps should be executed.

Other Liquidity Matters

We discuss our hedging strategies relative to commodity and interest rate risk in Item 7A below. Our fuel price derivatives are entered into to mitigate the volatility that domestic fuel prices introduce to our revenue streams. The current fuel price is essentially in the collar range set in the previous year. As a result, we have a net liability related to these derivatives of approximately $5 thousand. During the course of the year we paid $22.7 million from the settlement of expiring derivative contracts.Our long-term cash requirements, apart from amounts owing on our Credit Agreement, consist primarily of amounts due to Wyndham as part of our tax receivable agreement. As a consequence of our separation from Avis, we increased the tax bases of our tangible and intangible assets to their fair market value (the "Tax Basis Increase"). This Tax Basis Increase allows us to reduce the amount of future tax payments to the extent that we generate sufficient taxable income. We were contractually obligated, pursuant to our tax receivable agreement with Avis, to remit to Avis 85 percent of any such cash savings, subject to repayment if it is determined that these savings should not have been available to us. In 2009 we entered into a Tax Receivable Prepayment Agreement to settle a portion of the obligation with one of Avis' successors. These obligations were previously valued at $187.5 million and this transaction resulted in a gain of $136.5 million. As a result we are now entitled to receive, without obligation to a third party, approximately 68 percent of the future estimated tax benefit of the Tax Basis Increase. This will be reflected over time in increases in operating cash.

Undistributed earnings of certain foreign subsidiaries of the Company amounted to $6.0 million at December 31, 2011, and $1.5 million at December 31, 2010. These earnings are considered to be indefinitely reinvested, and accordingly, no U.S. federal and

state income taxes have been provided thereon. If we were to distribute such earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries.

We currently have authorization from our Board to purchase up to $150 million of our common stock up to July of 2013. Through December 31, 2011, we have used $101.4 million of the authorized amount to acquire shares of our common stock. The program will be funded either through our future cash flows or through borrowings on our credit facility. Share repurchases will be made on the open market and may be commenced or suspended at any time. The Company's management, based on its evaluation of market and economic conditions and other factors, will determine the timing and number of shares repurchased.

Management believes that we can adequately fund our cash needs for at least the next 12 months.

Off-balance Sheet Arrangements

We have the following off-balance sheet arrangements as of December 31, 2011:

- *Operating leases.* We lease office space, office equipment and computer equipment under long-term operating leases, which are recorded in occupancy and equipment or technology leasing and support.
- *Extension of credit to customers.* We have entered into commitments to extend credit in the ordinary course of business. We had approximately $4.1 billion of commitments to extend credit at December 31, 2011, as part of established customer agreements. These amounts may increase or decrease during 2012 as we increase or decrease credit to customers, subject to our appropriate credit reviews, as part of our lending product agreements. Many of these commitments are not expected to be utilized; therefore, we do not believe total unused credit available to customers and customers of strategic relationships represents future cash requirements. We can adjust our customers' credit lines at our discretion at any time. We believe that we can adequately fund actual cash requirements related to these credit commitments through the issuance of certificates of deposit, borrowed federal funds and other debt facilities.
- *Letters of credit.* We are required to post collateral to secure our fuel price sensitive derivative instruments based on any unrealized loss, less any unsecured credit granted by our counter party. At December 31, 2011 we posted a $2.0 million letter of credit under the terms of our fuel derivative program. We have also posted a $2.1 million letter of credit as collateral under the terms of our lease agreement for our corporate offices.

Contractual Obligations

The table below summarizes the estimated dollar amounts of payments under contractual obligations as of December 31, 2011, for the periods specified:

(in thousands)	2012	2013	2014	2015	2016 and Thereafter	Total
Operating leases:						
Facilities	$ 4,309	$ 4,269	$ 4,186	$ 3,870	$ 8,945	$ 25,579
Equipment, including vehicles	4,144	2,980	2,870	2,171	4,156	16,321
Revolving line-of-credit [(a)]	102,800	—	—	—	—	102,800
Term Loan	10,000	10,000	10,000	10,000	152,250	192,250
Interest payments on term loan	3,389	3,209	3,030	2,850	1,020	13,498
Tax receivable agreement	8,859	8,980	9,359	10,252	55,313	92,763
Deposits	604,394	89,260	—	—	—	693,654
Borrowed federal funds	6,900	—	—	—	—	6,900
Interest rate swap arrangements [(b)]	95	—	—	—	—	95
Fuel price derivative contracts	1,405	—	—	—	—	1,405
Contingent obligation	9,325	—	—	—	—	9,325
Total	$ 755,620	$ 118,698	$ 29,445	$ 29,143	$ 221,684	$ 1,154,590

[(a)] Our credit facility is set to expire in May of 2016. Amounts in table exclude interest payments. See Item 8 – Note 11, Financing Debt.

[(b)] Payments on interest rate swap arrangements have been estimated using the December 31, 2011 LIBOR rates. Any change to this rate will impact future payments.

[(c)] During the second quarter of 2012, we expect to pay the remaining purchase price of the rapid! PayCard acquisition.

At this time, the Company is unable to make a reasonably reliable estimate of the timing of payments in individual years in connection with uncertain tax liabilities; therefore, such amounts are not included in the above contractual obligation table.

Application of Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with Generally Accepted Accounting Principles. Preparation of these financial statements requires us to make estimates and judgments that affect reported amounts of assets and liabilities, revenue and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. We continually evaluate our judgments and estimates in determination of our financial condition and operating results. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Estimates are based on information available as of the date of the financial statements and, accordingly, actual results could differ from these estimates, sometimes materially. Critical accounting policies and estimates are defined as those that are both most important to the portrayal of our financial condition and operating results and require management's most subjective judgments. Our consolidated financial statements are based on the selection and application of critical accounting policies and estimates, the most significant of which are included in the tables below.

Reserve for Credit Losses

Description	Assumptions/Approach Used	Effect if Actual Results Differ from Assumptions
The reserve for losses relating to accounts receivable represents management's estimate of the losses inherent in the Company's outstanding portfolio of receivables. The reserve for credit losses reduces the Company's accounts receivable balances as reported in its financial statements to the net realizable value.	Management has consistently considered its portfolio of charge card receivables as a large group of smaller balance accounts that it has collectively evaluated for impairment. Reserves for losses on these receivables are primarily based on a model that analyzes specific portfolio statistics, including average charge-off rates for various stages of receivable aging (i.e. current, 30 days, 60 days, 90 days) over historical periods including average bankruptcy and recovery rates. Receivables are generally written off when they are 150 days past due or declaration of bankruptcy by the customer. The reserve reflects management's judgment regarding overall reserve adequacy. Management considers whether to adjust the reserve that is calculated by the analytic model based on other factors, such as the actual charge-offs for the preceding reporting periods, expected charge-offs and recoveries for the subsequent reporting periods, a review of accounts receivable balances which become past due, changes in customer payment patterns, known fraudulent activity in the portfolio, as well as leading economic and market indicators.	To the extent historical credit experience is not indicative of future performance, actual loss experience could differ significantly from management's judgments and expectations, resulting in either higher or lower future provisions for credit losses, as applicable. As of December 31, 2011, we have estimated a reserve for credit losses which is 0.9 percent of the total gross accounts receivable balance. An increase or decrease to this reserve by 0.5 percent would increase or decrease the provision for credit losses for the year by $6.7 million. For the past three years, our reserve for credit losses in an annual period has not been in excess of 1.3 percent of the total receivable.

Deferred Tax Asset Valuation and Undistributed Foreign Earnings

Description	Assumptions/Approach Used	Effect if Actual Results Differ from Assumptions
The Company recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities in the different jurisdictions in which it operates. Future realization of the tax benefit of existing deductible temporary differences is contingent upon our ability to generate sufficient future taxable income within the carry back and carry forward periods available under the tax law in each of the relevant jurisdictions. No valuation allowances have been established at this time as management believes that it is more likely than not that the Company will realize the benefits of its deferred tax assets.	The Company regularly reviews its deferred tax assets for recoverability by jurisdiction. Management's determination of whether an allowance is required is based on historical taxable income or loss, projected future taxable income or loss, the expected timing of the reversals of existing temporary differences and the implementation of tax planning strategies. Management also periodically reviews its international tax planning strategies. Assumptions about whether or not foreign earnings will be repatriated significantly impact the Company's overall tax rate.	If the Company is unable to generate sufficient future taxable income, or if there is a significant change in the time period within which the underlying temporary differences become taxable or deductible, the Company may be required to establish valuation allowances against its deferred tax assets. At December 31, 2011, the Company had approximately $1,081 million of gross deferred tax assets, of which 98 percent is in the United States. These deferred tax assets consisted primarily of temporary differences related to tax deductible goodwill. The Company also had gross deferred tax liabilities of approximately $301 million primarily consisting of temporary non-tax deductible goodwill with an indefinite reversal period all in the United States. A determination that no deferred tax assets would be realized at December 31, 2011, would require the establishment of valuation allowances determined without regard to existing deferred tax liabilities with indefinite reversal periods. This would increase the provision for income taxes by approximately $244 million. However, this exposure is somewhat mitigated on the Company's financial statements because of the terms of the tax receivable agreement with Wyndham. To the extent that the Company is unable to utilize the tax benefits created as a consequence of the Company's separation from Avis, as modified by the June 26, 2009 Ratification Agreement, the Company would realize a gain of approximately $75 million due to the reduction of the estimated future payments to Wyndham. Therefore, a valuation allowance against 100% of our deferred tax assets coupled with a like judgment concerning the likelihood of the payment of amounts owing to Wyndham, would decrease net income by approximately $169 million.

Acquired Intangible Assets and Goodwill

Description

Goodwill is comprised of the cost of business acquisitions in excess of the fair value assigned to the net tangible and identifiable intangible assets acquired. Goodwill is not amortized but is reviewed for impairment annually, or when events or changes in the business environment indicate that the carrying value of the reporting unit may exceed its fair value. Acquired intangible assets result from the allocation of the cost of an acquisition. These acquired intangibles include assets that amortize, primarily software and customer relationships, and those that do not amortize, specifically trademarks and certain trade names. The annual review of goodwill and non-amortizing intangibles values is performed as of October 1 of each year.

Assumptions/Approach Used

For the reporting units that carry goodwill balances, our impairment test consists of a comparison of each reporting unit's carrying value to its estimated fair value. A reporting unit, for the purpose of the impairment test, is one level below the operating segment level. We have two reporting segments that are further broken into several reporting units for the impairment review. The estimated fair value of a reporting unit is primarily based on discounted estimated future cash flows. An appropriate discount rate is used, based on the Company's cost of capital or reporting unit-specific economic factors. We generally validate the model by considering other factors such as the fair value of comparable companies, if available, to our reporting units, and a reconciliation of the fair value of all our reporting units to our overall market capitalization. The assumptions used to estimate the discounted cash flows are based on our best estimates about payment processing fees/interchange rates, sales volumes, costs (including fuel prices), future growth rates, capital expenditures and market conditions over an estimate of the remaining operating period at the reporting unit level. The discount rate at each reporting unit is based on the weighted average cost of capital that is determined by evaluating the risk free rate of return, cost of debt, and expected equity premiums.

Effect if Actual Results Differ from Assumptions

We review the carrying values of the amortizing assets for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be recoverable. Such circumstances would include, but are not limited to, a significant decrease in the perceived market price of the intangible, a significant adverse change in the way the asset is being used, or a history of operating or cash flow losses associated with the use of the intangible.

Our goodwill resides in multiple reporting units. The profitability of individual reporting units may suffer periodically from downturns in customer demand or other economic factors. Individual reporting units may be relatively more impacted than the Company as a whole. Specifically, during times of economic slowdown, our customers may reduce their expenditures. As a result, demand for the services of one or more of the reporting units could decline which could adversely affect our operations, cash flow, and liquidity and could result in an impairment of goodwill or intangible assets.

As of December 31, 2011, the Company had an aggregate of approximately $659 million on its balance sheet related to goodwill and intangible assets of acquired entities. Our analysis indicates that the calculated fair value of our reporting units exceed their carrying values as of December 31, 2011. As noted in section 1A, because the acquisitions of rapid! Financial Services LLC ("rapid! PayCard") and RD Holdings ("Wright Express Australia") were completed recently, our analysis also indicated that the fair values of the rapid! PayCard and Wright Express Australia units closely approximate the carrying value. Although an impairment charge is not warranted at this time, if actual results deteriorate versus our assumptions in the valuation, the potential exists for an impairment in the rapid! PayCard and Wright Express Australia reporting units. Similarly, for all other reporting units, while we currently believe that the fair value of all of our intangibles substantially exceeds carrying value and that those intangibles so classified will contribute indefinitely to the cash flows of the Company, materially different assumptions regarding future performance of our reporting units or the weighted-average cost of capital used in the valuations could result in impairment losses and/or amortization expense.

Valuation of Derivatives

Description	Assumptions/Approach Used	Effect if Actual Results Differ from Assumptions
The Company has entered into several financial arrangements that are considered to be derivative transactions. Where the Company has entered into fuel price derivatives, no hedging relationship has been designated. Accordingly, when the derivatives are marked to their market value, the related gains or losses are recognized currently in earnings.	None of the derivatives that exist have readily determinable fair market values. Management determines fair value through alternative valuation approaches, primarily modeling that considers the value of the underlying index or commodity (where appropriate), over-the-counter market quotations, time value, volatility factors and counterparty credit risk. On a periodic basis, management reviews the statements provided by the counterparty to ensure the fair market values are reasonable when compared to the one it derived.	As of December 31, 2011, the Company had established that the net fair value of the derivatives was a liability of less than $1 million. Changes in fuel prices, interest rates and other variables have a significant impact on the value of the derivatives. Should either (i) the variables underlying pricing methodologies; (ii) the creditworthiness of the counterparty or (iii) the methodologies themselves substantially change, our results of operations could significantly change.

Changes to Accounting Policies

None.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company has entered into market risk sensitive instruments for purposes other than trading. The discussion below highlights quantitative and qualitative matters related to these instruments.

Interest Rate Risk

At December 31, 2011, we had borrowings of $295.3 million under our credit facility that bore interest at variable rates. During 2010 we entered into an interest rate swap contract that ends in March 2012 that fixed the interest rate on an additional $150 million of our variable rate revolving credit facility. We periodically review our projected borrowing under our credit facility and the current interest rate environment in order to ascertain whether additional swaps should be entered into to either increase our coverage of our overall borrowings or extend the period which our hedges cover.

At December 31, 2011, we had FSC deposits (includes certificates of deposits, interest bearing money market deposits and borrowed federal funds) outstanding of $690.2 million. The deposits are generally short-term in nature. Upon maturity, the deposits will likely be replaced by issuing new deposits to the extent they are needed.

The following table presents the impact of changes in LIBOR on interest expense on our revolving credit facility and term loan for 2011 on the principal outstanding under the credit facility, as well as the impact of changes in interest rates on certificates of deposits, interest bearing money market deposits and borrowed federal funds:

(in thousands)		Impact[a]
Projected annual financing interest expense on credit agreement borrowings (assumes one-month LIBOR plus 150 basis points equal to 1.79530%)	$	5,302
Increase of:		
1.00%	$	2,953
2.00%	$	5,906
5.00%	$	14,765
Projected annual operating interest expense on FSC deposits (certificates of deposits at 0.68%, interest bearing money market deposits at 0.69% and borrowed federal funds at 0.35%)	$	4,681
Increase of:		
1.00%	$	6,902
2.00%	$	13,804
5.00%	$	34,510

[a] Changes to interest expense presented in this table are based on interest payments are based on outstanding balance and rate at December 31, 2011.

Commodity Price Risk

As discussed in the "Fuel Price Derivatives" section of Item 1, we use derivative instruments to manage the impact of volatility in North American fuel prices. We have entered into put and call option contracts ("Options") based on the wholesale price of unleaded gasoline and retail price of diesel fuel, which settle on a monthly basis through the second quarter of 2013. The Options are intended to lock in a range of prices during any given quarter on a portion of our forecasted earnings subject to fuel price variations. Our fuel price risk management program is designed to purchase derivative instruments to manage our fuel price-related earnings exposure.

The following table presents information about the Options:

(in thousands except per gallon data)			December 31, 2011	
	Put Option Strike Price of Underlying (per gallon) [a]	Call Option Strike Price of Underlying (per gallon) [a]	Aggregate Notional (gallons) [b]	Fair Value
Fuel price derivative instruments – unleaded fuel – wholesale strike price				
Options settling October 2012 – June 2013	$ 2.540	$ 2.600	6,857	$ 280
Options settling July 2012 – March 2013	$ 2.650	$ 2.665	7,108	573
Options settling April 2012 – December 2012	$ 2.932	$ 2.992	7,666	2,437
Options settling January 2012 – September 2012	$ 2.608	$ 2.668	7,816	(407)
Options settling October 2011 – June 2012	$ 2.247	$ 2.307	4,573	(1,893)
Options settling July 2011 – March 2012	$ 2.176	$ 2.236	2,190	(970)
Total fuel price derivative instruments – unleaded fuel			36,210	$ 20
Fuel price derivative instruments – diesel fuel – retail strike price				
Options settling October 2012 – June 2013	$ 3.835	$ 3.895	3,081	$ 413
Options settling July 2012 – March 2013	$ 3.792	$ 3.852	3,193	134
Options settling April 2012 – December 2012	$ 4.061	$ 4.121	3,444	1,093
Options settling January 2012 – September 2012	$ 3.695	$ 3.755	3,511	(238)
Options settling October 2011 – June 2012	$ 3.293	$ 3.353	2,055	(927)
Options settling July 2011 – March 2012	$ 3.239	$ 3.299	984	(500)
Total fuel price derivative instruments – diesel			16,268	$ (25)
Total fuel price derivative instruments			52,478	$ (5)

[a] The settlement of the Options is based upon the New York Mercantile Exchange's New York Harbor Reformulated Gasoline Blendstock for Oxygen Blending and the U.S. Department of Energy's weekly retail on-highway diesel fuel price for the month.

[b] The Options settle on a monthly basis.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	Page
Report of Independent Registered Public Accounting Firm	39
Consolidated Balance Sheets at December 31, 2011 and 2010	40
Consolidated Statements of Income for the Years Ended December 31, 2011, 2010 and 2009	41
Consolidated Statements of Stockholders' Equity for the Years Ended December 31, 2011, 2010 and 2009	42
Consolidated Statements of Cash Flows for the Years Ended December 31, 2011, 2010 and 2009	43
Notes to Consolidated Financial Statements	44

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Wright Express Corporation
South Portland, Maine

We have audited the accompanying consolidated balance sheets of Wright Express Corporation and subsidiaries (the "Company") as of December 31, 2011 and 2010, and the related consolidated statements of income, stockholders' equity and comprehensive income and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Wright Express Corporation and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2012 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

Boston, MA

February 28, 2012

WRIGHT EXPRESS CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

	December 31,	
	2011	2010
Assets		
Cash and cash equivalents	**$ 25,791**	$ 18,045
Accounts receivable (less reserve for credit losses of $11,526 in 2011 and $10,237 in 2010)	**1,323,915**	1,160,482
Income taxes receivable	**7,755**	—
Available-for-sale securities	**17,044**	9,202
Fuel price derivatives, at fair value	**410**	—
Property, equipment and capitalized software, net	**62,078**	60,785
Deferred income taxes, net	**143,524**	161,156
Goodwill	**549,504**	537,055
Other intangible assets, net	**109,656**	124,727
Other assets	**38,383**	26,499
Total assets	**$ 2,278,060**	$ 2,097,951
Liabilities and Stockholders' Equity		
Accounts payable	**$ 409,226**	$ 379,855
Accrued expenses	**54,738**	41,133
Income taxes payable	**—**	3,638
Deposits	**693,654**	529,800
Borrowed federal funds	**6,900**	59,484
Revolving line-of-credit facilities and term loan	**295,300**	407,300
Amounts due under tax receivable agreement	**92,763**	100,145
Fuel price derivatives, at fair value	**415**	10,877
Other liabilities	**15,749**	6,712
Total liabilities	**1,568,745**	1,538,944
Commitments and contingencies (Note 17)		
Stockholders' Equity		
Common stock $0.01 par value; 175,000 shares authorized; 42,252 in 2011 and 41,924 in 2010 shares issued; 38,765 in 2011 and 38,437 in 2010 shares outstanding	**423**	419
Additional paid-in capital	**146,282**	132,583
Retained earnings	**633,389**	499,767
Other comprehensive income (loss), net of tax:		
Net unrealized gain on available-for-sale securities	**200**	92
Net unrealized loss on interest rate swaps	**(60)**	(368)
Net foreign currency translation adjustment	**30,448**	27,881
Accumulated other comprehensive income	**30,588**	27,605
Less treasury stock at cost; 3,566 shares in 2011 and 2010	**(101,367)**	(101,367)
Total stockholders' equity	**709,315**	559,007
Total liabilities and stockholders' equity	**$ 2,278,060**	$ 2,097,951

See notes to consolidated financial statements.

WRIGHT EXPRESS CORPORATION
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

	Year ended December 31,		
	2011	2010	2009
Revenues			
Fleet payment solutions	$ **436,704**	$ 329,239	$ 277,996
Other payment solutions	**116,372**	61,167	37,207
Total revenues	**553,076**	390,406	315,203
Expenses			
Salary and other personnel	**104,610**	87,364	75,123
Service fees	**70,202**	46,368	27,666
Provision for credit losses	**27,527**	19,838	17,715
Technology leasing and support	**15,423**	12,881	9,327
Occupancy and equipment	**11,803**	8,654	8,718
Advertising	**9,713**	8,118	4,974
Marketing	**3,240**	2,197	2,737
Postage and shipping	**4,325**	3,413	3,105
Communications	**5,115**	3,631	2,703
Depreciation and amortization	**45,369**	29,893	21,930
Operating interest expense	**5,453**	5,370	10,253
Other	**16,972**	11,970	12,802
Total operating expenses	**319,752**	239,697	197,053
Operating income	**233,324**	150,709	118,150
Financing interest expense	**(11,676)**	(5,314)	(6,210)
Net (loss) gain on foreign currency transactions	**(459)**	7,145	(40)
Gain on settlement of portion of amounts due under tax receivable agreement	**—**	—	136,485
Net realized and unrealized losses on fuel price derivatives	**(11,869)**	(7,244)	(22,542)
Increase in amount due under tax receivable agreement	**(715)**	(214)	(599)
Income before income taxes	**208,605**	145,082	225,244
Income taxes	**74,983**	57,453	85,585
Net income	$ **133,622**	$ 87,629	$ 139,659
Earnings per share:			
Basic	$ **3.45**	$ 2.28	$ 3.65
Diluted	$ **3.43**	$ 2.25	$ 3.55
Weighted average common shares outstanding:			
Basic	**38,686**	38,486	38,303
Diluted	**38,998**	39,052	39,364

See notes to consolidated financial statements.

WRIGHT EXPRESS CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(in thousands)

	Common Stock			Accumulated				
	Shares	Amount	Additional Paid-in Capital	Other Comprehensive Income (Loss)	Treasury Stock	Retained Earnings	Total Equity	Comprehensive Income
Balances at December 31, 2008	40,966	$ 410	$ 100,359	$ (1,844)	$ (76,742)	$ 272,479	$ 294,662	
Net adjustment resulting from tax impact of initial public offering	—	—	7,358	—	—	—	7,358	
Stock issued to employees exercising stock options	44	—	585	—	—	—	585	
Tax benefit from employees' stock option and restricted stock units	—	—	(516)	—	—	—	(516)	
Stock issued to employees for vesting of restricted stock units	157	2	—	—	—	—	2	
Stock-based compensation	—	—	4,277	—	—	—	4,277	
Purchase of shares of treasury stock	—	—	—	—	(6,268)	—	(6,268)	
Changes in available-for-sale securities, net of tax effect of $42	—	—	—	76	—	—	76	$ 76
Changes in interest rate swaps, net of tax effect of $904	—	—	—	1,560	—	—	1,560	1,560
Foreign currency translation	—	—	—	(79)	—	—	(79)	(79)
Net income	—	—	—	—	—	139,659	139,659	139,659
Comprehensive income								$ 141,216
Balance at December 31, 2009	41,167	412	112,063	(287)	(83,010)	412,138	441,316	
Stock issued to employees exercising stock options	211	2	3,177	—	—	—	3,179	
Tax benefit from employees' stock option and restricted stock units	—	—	1,698	—	—	—	1,698	
Stock issued to employees for vesting of restricted stock units	101	1	—	—	—	—	1	
Stock-based compensation	—	—	5,646	—	—	—	5,646	
Conversion of preferred stock	445	4	9,999	—	—	—	10,003	
Purchase of shares of treasury stock	—	—	—	—	(18,357)	—	(18,357)	
Changes in available-for-sale securities, net of tax effect of $41	—	—	—	69	—	—	69	$ 69
Changes in interest rate swaps, net of tax effect of $(111)	—	—	—	(192)	—	—	(192)	(192)
Foreign currency translation	—	—	—	28,015	—	—	28,015	28,015
Net income	—	—	—	—	—	87,629	87,629	87,629
Comprehensive income								$ 115,521
Balance at December 31, 2010	41,924	419	132,583	27,605	(101,367)	499,767	559,007	
Stock issued to employees exercising stock options	**216**	**3**	**2,913**	**—**	**—**	**—**	**2,916**	
Tax benefit from employees' stock option and restricted stock units	**—**	**—**	**3,970**	**—**	**—**	**—**	**3,970**	
Stock issued to employees for vesting of restricted stock units	**112**	**1**	**—**	**—**	**—**	**—**	**1**	
Stock-based compensation	**—**	**—**	**6,816**	**—**	**—**	**—**	**6,816**	
Changes in available-for-sale securities, net of tax effect of $66	**—**	**—**	**—**	**108**	**—**	**—**	**108**	**$ 108**
Changes in interest rate swaps, net of tax effect of $179	**—**	**—**	**—**	**308**	**—**	**—**	**308**	**308**
Foreign currency translation	**—**	**—**	**—**	**2,567**	**—**	**—**	**2,567**	**2,567**
Net income	**—**	**—**	**—**	**—**	**—**	**133,622**	**133,622**	**133,622**
Comprehensive income								**$ 136,605**
Balance at December 31, 2011	**42,252**	**$ 423**	**$ 146,282**	**$ 30,588**	**$ (101,367)**	**$ 633,389**	**$ 709,315**	

See notes to consolidated financial statements.

WRIGHT EXPRESS CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year ended December 31,		
	2011	2010	2009
Cash flows from operating activities			
Net income	**$ 133,622**	$ 87,629	$ 139,659
Adjustments to reconcile net income to net cash (used for) provided by operating activities:			
Net unrealized (gain) loss on derivative instruments	**(10,872)**	17,029	43,142
Stock-based compensation	**9,367**	7,425	5,736
Depreciation and amortization	**48,112**	31,504	22,603
Gain on settlement of portion of amounts due under tax receivable agreement	**—**	—	(136,485)
Loss on sale of investment	**—**	—	15
Deferred taxes	**21,749**	21,536	59,558
Provision for credit losses	**27,527**	19,838	17,715
Loss on impairment of internal-use software under development	**—**	—	814
Changes in operating assets and liabilities, net of effects of acquisitions:			
Accounts receivable	**(198,417)**	(236,100)	(159,623)
Other assets	**(11,133)**	(1,241)	(4,641)
Accounts payable	**29,274**	41,919	34,053
Accrued expenses	**3,839**	7,534	(1,651)
Income taxes	**(3,703)**	(2,072)	12,348
Other liabilities	**9,185**	2,057	(1,282)
Amounts due under tax receivable agreement	**(7,382)**	(7,608)	(65,128)
Net cash provided by (used for) operating activities	**51,168**	(10,550)	(33,167)
Cash flows from investing activities			
Purchases of property and equipment	**(25,145)**	(28,944)	(17,848)
Sale of available-for-sale securities	**—**	—	7
Purchases of available-for-sale securities	**(8,509)**	(150)	(160)
Maturities of available-for-sale securities	**841**	1,654	2,194
Acquisition of customer relationship intangible	**(3,344)**	—	—
Acquisition of rapid! PayCard	**(8,081)**	—	—
Acquisition of RD Card Holdings Australia Pty Ltd., net of cash acquired	**3,734**	(339,994)	—
Net cash used for investing activities	**(40,504)**	(367,434)	(15,807)
Cash flows from financing activities			
Excess tax benefits from equity instrument share-based payment arrangements	**3,970**	1,698	—
Repurchase of share-based awards to satisfy tax withholdings	**(2,551)**	(1,476)	(1,464)
Proceeds from stock option exercises	**2,913**	3,177	585
Net increase (decrease) in deposits	**163,853**	106,504	(116,859)
Net (decrease) increase in borrowed federal funds	**(52,584)**	(12,238)	71,723
Net (repayments) borrowings on 2007 revolving line-of-credit facility	**(332,300)**	204,300	(42,600)
(Repayments) borrowings on term loan	**(75,000)**	75,000	—
Loan origination fees	**(6,184)**	(2,269)	—
Net borrowings on 2011 revolving line-of-credit	**102,800**	—	—
Borrowings on 2011 term note agreement	**200,000**	—	—
Repayments of 2011 term note agreement	**(7,500)**	—	—
Purchase of shares of treasury stock	**—**	(18,357)	(6,268)
Net cash (used for) provided by financing activities	**(2,583)**	356,339	(94,883)
Effect of exchange rates on cash and cash equivalents	**(335)**	386	44
Net change in cash and cash equivalents	**7,746**	(21,259)	(143,813)
Cash and cash equivalents, beginning of period	**18,045**	39,304	183,117
Cash and cash equivalents, end of period	**$ 25,791**	$ 18,045	$ 39,304

See notes to consolidated financial statements.

1. Summary of Significant Accounting Policies

Business Description

Wright Express Corporation ("Company") is a provider of value-based, business payment processing and information management solutions. The Company provides products and services that meet the needs of businesses in various geographic regions including North America, Asia Pacific and Europe. The Company's Fleet Payment Solutions and Other Payment Solutions segments provide its customers with security and control for complex payments across a wide spectrum of business sectors. The Company markets its products and services directly, as well as through strategic relationships which include major oil companies, fuel retailers and vehicle maintenance providers.

Basis of Presentation

The accompanying consolidated financial statements of Wright Express for the years ended December 31, 2011, 2010 and 2009, include the accounts of Wright Express and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation. Prior period statements have been conformed to the 2011 presentation; this includes corrections to add Australia to the geographic segments footnote and to separately disclose activity on the term loan in 2010 in the Statement of Cash Flows.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates and those differences may be material.

Cash and Cash Equivalents

Highly liquid investments with remaining maturities at the time of purchase of three months or less (that are readily convertible to cash) are considered to be cash equivalents and are stated at cost, which approximates market value. Cash equivalents include federal funds sold, which are unsecured short-term investments entered into with financial institutions.

Accounts Receivable and Reserve for Credit Losses

Accounts receivable balances are stated at net realizable value. The balance includes a reserve for credit losses which reflects management's estimate of uncollectible balances resulting from credit and fraud losses. Management has consistently considered its portfolio of charge card receivables as a large group of smaller balance accounts that it has collectively evaluated for impairment. The reserve for credit losses is established based on the determination of the amount of expected credit losses inherent in the accounts receivable as of the reporting date. Management reviews delinquency reports, historical collection rates, economic trends, geography and other information in order to make judgments as to probable credit losses. Management also uses historical charge off experience to determine the amount of losses inherent in accounts receivable at the reporting date. Assumptions regarding probable credit losses are reviewed periodically and may be impacted by actual performance of accounts receivable and changes in any of the factors discussed above.

Available-for-sale Securities

The Company records certain of its investments as available-for-sale securities. Available-for-sale securities are carried at fair value, with unrealized gains and losses, net of tax, reported on the consolidated balance sheet in accumulated other comprehensive income (loss). Realized gains and losses and declines in fair value judged to be other-than-temporary on available-for-sale securities are included in non-operating revenues and expenses. The cost basis of securities is based on the specific identification method. Interest and dividends earned on securities classified as available-for-sale are included in other revenues.

Derivatives

The Company uses derivative instruments as part of its overall strategy to manage its exposure to fluctuations in fuel prices and to reduce the impact of interest rate volatility. As a matter of policy, the Company does not use derivatives for trading or speculative purposes. All derivatives are recorded at fair value on the consolidated balance sheet.

The Company's fuel price derivative instruments do not qualify for hedge accounting treatment. Gains or losses related to fuel price derivative instruments, both realized and unrealized, are recognized currently in earnings. These instruments are presented on the consolidated balance sheet as fuel price derivatives, at fair value. For the purposes of cash flow presentation, realized gains or losses are included in operating cash flows, as they are intended to hedge operating cash flows.

The Company's interest rate derivatives are designated as cash flow hedges and, accordingly, the change in fair value associated with the effective portion of these derivative instruments that qualify for hedge accounting treatment is recorded as a component of other comprehensive income (loss) and the ineffective portion, if any, is reported currently in earnings. Amounts included in other comprehensive income (loss) are reclassified into earnings in the same period during which the hedged item affects earnings. These instruments are presented as either other assets or accrued expenses on the consolidated balance sheet.

The Company assesses the hedge effectiveness of the interest rate swaps in accordance with the requirements outlined in the accounting standards. For these hedges, management documents, both at inception and over the life of the hedge, at least quarterly, its analysis of actual and expected hedge effectiveness. For those hedging relationships in which the critical terms of the entire debt instrument and the derivative are identical, and the creditworthiness of the counterparty to the hedging instrument remains sound, there is no hedge ineffectiveness so long as those conditions continue to be met.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Replacements, renewals and improvements are capitalized and costs for repair and maintenance are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives shown below. Leasehold improvements are depreciated using the straight-line method over the lesser of the useful life of the asset or remaining lease term.

	Estimated Useful Lives
Furniture, fixtures and equipment	5 to 7 years
Computer software	18 months to 7 years
Leasehold improvements	5 to 15 years

Capitalized Software

The Company develops software that is used in providing processing and information management services to customers. A significant portion of the Company's capital expenditures is devoted to the development of such internal-use computer software. Software development costs are capitalized once technological feasibility of the software has been established. Costs incurred prior to establishing technological feasibility are expensed as incurred. Technological feasibility is established when the Company has completed all planning, designing, coding and testing activities that are necessary to determine that the software can be produced to meet its design specifications, including functions, features and technical performance requirements. Capitalization of costs ceases when the software is ready for its intended use. Software development costs are amortized using the straight-line method over the estimated useful life of the software. Capitalized costs include interest costs incurred while developing internal-use computer software. Amounts capitalized for software were $16,726 in 2011, $19,637 in 2010, and $14,030 in 2009. Amortization for software totaled $18,690 in 2011, $16,348 in 2010, and $15,698 in 2009.

Goodwill and Other Intangible Assets

The Company classifies intangible assets into three categories: (1) intangible assets with definite lives subject to amortization, (2) intangible assets with indefinite lives not subject to amortization and (3) goodwill. The Company tests intangible assets with definite lives for impairment if conditions exist that indicate the carrying value may not be recoverable. Such conditions may include a reduction in operating cash flow or a dramatic change in the manner in which the asset is intended to be used. The Company would record an impairment charge when the carrying value of the definite-lived intangible asset is not recoverable from the undiscounted cash flows generated from the use of the asset.

Intangible assets with indefinite lives and goodwill are not amortized. The Company tests these intangible assets and goodwill for impairment at least annually or more frequently if facts or circumstances indicate that such intangible assets or goodwill might be impaired. All goodwill and intangible assets are assigned to reporting units, which are one level below the Company's operating segments. The Company performs its impairment tests at its reporting unit level. Such impairment tests include comparing the fair value of the respective reporting unit with its carrying value, including goodwill. The Company uses a variety of methodologies to estimate fair value, but primarily relies on discounted cash flow analyses. Such analyses are corroborated using market analytics. Certain assumptions are used in determining the fair value, including assumptions about future cash flows and terminal values. When appropriate, the Company considers the assumptions that it believes hypothetical marketplace participants would use in estimating future cash flows. In addition, an appropriate discount rate is used, based on the Company's cost of capital or reporting unit-specific economic factors. When the fair value is less than the carrying value of the intangible assets or the reporting unit, the Company records an impairment charge to reduce the carrying value of the assets to fair value. Impairment charges, should they arise, would be recorded in depreciation and amortization expense on the consolidated statements of income. The Company's annual goodwill and intangible assets impairment test, performed as of October 1, did not identify any impairment in any of the years presented.

The Company determines the useful lives of its identifiable intangible assets after considering the specific facts and circumstances related to each intangible asset. Factors management considers when determining useful lives include the contractual term of any agreement, the history of the asset, the Company's long-term strategy for the use of the asset, any laws or other local regulations which could impact the useful life of the asset and other economic factors, including competition and specific market conditions. Intangible assets that are deemed to have definite lives are amortized over their useful lives, which is the period of time that the asset is expected to contribute directly or indirectly to future cash flows. An evaluation of the remaining useful lives of the definite-lived intangible assets is performed periodically to determine if any change is warranted.

Impairment of Long-lived Assets

Long-lived assets are tested for impairment whenever facts or circumstances, such as a reduction in operating cash flow or a dramatic change in the manner the asset is intended to be used, indicate the carrying amount of the asset may not be recoverable. If indicators exist, the Company compares the estimated undiscounted future cash flows associated with these assets or operations to their carrying value to determine if a write-down to fair value (normally measured by the expected present value technique) is required. The Company did not recognize any significant impairment expense on its long-lived assets during the years ended December 31, 2011 and 2010. Impairment expense of $858 was recognized during the year ended December 31, 2009. These amounts were recorded in occupancy and equipment in the consolidated statements of income.

Other Assets

The Company has an investment in the stock of the Federal Home Loan Bank totaling $1,562 for all years presented which is carried at cost and not considered a readily marketable security. This investment is included in other assets on the consolidated balance sheets. As of December 31, 2011, the Company has concluded that the investment is not impaired.

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, accounts receivable, accounts payable, accrued expenses, and other liabilities approximate their respective fair values due to the short-term nature of such instruments. The carrying values of certificates of deposit, interest-bearing money market deposits, borrowed federal funds and credit agreement borrowings, approximate their respective fair values as the interest rates on these financial instruments are variable. All other financial instruments are reflected at fair value on the consolidated balance sheet.

Revenue Recognition

The majority of the Company's revenues are comprised of transaction-based fees, which generally are calculated based on measures such as (i) percentage of dollar value of volume processed; (ii) number of transactions processed; or (iii) some combination thereof. The Company has entered into agreements with major oil companies, fuel retailers and vehicle maintenance providers which provide products and/or services to the Company's customers. These agreements specify that a transaction is deemed to be captured when the Company has validated that the transaction has no errors and has accepted and posted the data to the Company's records. The Company recognizes revenues when persuasive evidence of an arrangement exists, the products and services have been provided to the client, the sales price is fixed or determinable and collectability is reasonably assured.

A description of the major components of revenue is as follows:

Payment Processing Revenue. Revenue consists of transaction fees assessed to major oil companies, fuel retailers and vehicle maintenance providers. The fee charged is generally based upon a percentage of the total transaction amount; however, it may also be based on a fixed amount charged per transaction or, on a combination of both measures. The fee is deducted from the Company's payment to the major oil company, fuel retailer or vehicle maintenance provider and recorded as revenue at the time the transaction is captured.

Interchange income is earned by the Company's corporate purchase card and payroll card products and is included in payment processing revenue. Interchange income is a fee paid by a merchant bank to the card-issuing bank through the interchange network. Interchange fees are set by the credit card providers. The Company recognizes interchange income as earned.

Transaction Processing Revenue. The Company earns transaction fees, which are principally based on the number of transactions processed; however, the fees may be a percentage of the total transaction amount. These fees are recognized at the time the transaction is captured.

Account Servicing Revenue. Revenue is primarily comprised of monthly fees based on vehicles serviced. These fees are primarily in return for providing monthly vehicle data reports. Account servicing revenue is recognized monthly, as the Company fulfills its contractual service obligations. We also recognize service fees related to rapid! PayCard services for card fees charges to the cardholder.

Finance Fees. The Company earns revenue by assessing monthly finance fees on accounts with overdue balances. These fees are recognized as revenue at the time the fees are assessed. The finance fee is calculated using a stated late fee rate based on the entire balance outstanding from the customer. On occasion, these fees are waived; such waived amounts are offset against the revenue recognized at the time such waivers are granted. These waived fees amounted to $3,845 in 2011 and $4,096 in 2010.

Other. The Company assesses fees for providing ancillary services, such as information products and services, professional services and marketing services. Other revenues also include cross-border fees, fees for overnight shipping, certain customized electronic reporting and customer contact services provided on behalf of certain of the Company's customers. Service related revenues are recognized in the period that the work is performed.

Interest and dividends earned on investments in available-for-sale securities also are included in other revenues. Such income is recognized in the period that it is earned.

The Company sells telematics devices as part of its *WEXSmart*™ telematics program. In addition, the Company sells assorted equipment to its Pacific Pride franchisees. The Company recognizes revenue from these sales when the customer has accepted delivery of the product and collectability of the sales amount is reasonably assured.

From time to time the Company provides rebates and/or incentives to certain customers and selected strategic relationships in order to induce them to use the Company's payment processing or transaction processing services. The revenues described above are net of rebates and incentives provided to customers. Rebates are recorded in the period in which the underlying transactions are recorded. Incentives are recognized, to extent they are earned, on a pro rata basis over the term of the contract.

Stock-Based Compensation

The Company sponsors restricted stock award plans and stock option plans. The Company recognizes compensation expense related to employee stock-based compensation over their vesting periods based upon the fair value of the award on the date of grant. In instances where vesting is dependent upon the realization of certain performance goals, compensation is estimated and amortized over the vesting period.

Advertising Costs

Advertising and marketing costs are expensed in the period the advertising occurs.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. The realizability of deferred tax assets must also be assessed. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the associated temporary differences became deductible. A valuation allowance must be established for deferred tax assets which are not believed to more likely than not be realized in the future. Deferred taxes are not provided for the undistributed earnings of the Company's foreign subsidiaries that are considered to be indefinitely reinvested outside of the United States.

Current accounting guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This accounting guidance also provides guidance on derecognition, classification, interest and penalties, accounting in the interim periods, disclosure, and transition. Penalties and interest related to uncertain tax positions are recognized as a component of income tax expense. To the extent penalties and interest are not assessed with respect to uncertain tax positions, amounts accrued will be reduced and reflected as a reduction of the overall income tax position.

Earnings per Common Share

When diluted earnings per common share is calculated, weighted-average outstanding shares are adjusted for the dilutive effect of shares issuable upon the assumed conversion of the Company's convertible, redeemable preferred stock and common stock equivalents, which consist of outstanding stock options and unvested restricted stock units. The dividends expensed on convertible, redeemable preferred stock are added back to net income as the related common stock equivalents are included in the denominator of diluted earnings per common share. In 2010, the preferred stock was converted to common stock. Holders of unvested restricted stock units are not entitled to participate in dividends, should they be declared.

Income available for common stockholders used to calculate earnings per share is as follows:

	Year ended December 31,		
	2011	2010	2009
Income available for common stockholders – Basic	**$ 133,622**	$ 87,629	$ 139,659
Convertible, redeemable preferred stock	**—**	40	248
Income available for common stockholders – Diluted	**$ 133,622**	$ 87,669	$ 139,907

Weighted average common shares outstanding used to calculate earnings per share are as follows:

	Year ended December 31,		
	2011	2010	2009
Weighted average common shares outstanding – Basic	**38,686**	38,486	38,303
Unvested restricted stock units	**128**	209	396
Stock options	**184**	255	221
Convertible, redeemable preferred stock	**—**	102	444
Weighted average common shares outstanding – Diluted	**38,998**	39,052	39,364

Foreign Currency Movement

The financial statements of the Company's foreign subsidiaries, whose functional currencies are other than the U.S. dollar, are translated to U.S. dollars as prescribed by the accounting literature. Assets and liabilities are translated at the year-end spot exchange rate, revenue and expenses at average exchange rates and equity transactions at historical exchange rates. Exchange differences arising on translation are recorded as a component of accumulated other comprehensive income (loss).

Realized and unrealized gains and losses on foreign currency transactions are recorded directly in the statements of income except when such gains or losses result from intercompany transactions that are considered to be long term in nature. In these situations, the gains or losses are deferred and included as a component of accumulated other comprehensive income (loss).

Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (loss) includes unrealized gains and losses on available-for-sale securities, the changes in fair values of derivative instruments designated as hedges of future cash flows related to interest rate variability and foreign currency translation adjustments pertaining to the net investment in foreign operations. Amounts are recognized net of tax to the extent applicable. Realized gains or losses on securities transactions are classified as non-operating in the Consolidated Statements of Income.

2. Supplemental Cash Flow Information

	Year ended December 31,		
	2011	2010	2009
Interest paid	**$ 15,704**	$ 8,770	$ 28,230
Income taxes paid	**$ 52,930**	$ 36,300	$ 13,672
Conversion of preferred stock shares and accrued preferred dividends to common stock shares	**$ —**	$ 10,004	$ —

Significant Non-cash Transactions

The purchase price for the Company's acquisition of rapid! Financial Services included $10,000 of contingent consideration for future performance milestones (discussed further in Note 3). As of December 31, 2011, the Company estimates approximately $9,325 will be paid during the second quarter of 2012 based on current and projected performance milestones. There were no significant non-cash transactions during 2010 or 2009.

3. Business Acquisitions and Other Intangible Assets Acquisitions

Acquisition of rapid! Financial Services LLC

On March 31, 2011, the Company acquired certain assets of rapid! Financial Services LLC ("rapid! PayCard") for approximately $18,000 including an estimate of contingent consideration for future performance milestones of $10,000. rapid! PayCard is a provider of payroll prepaid cards, e-paystubs and e-W2s, and is focused on small and medium sized businesses. The Company purchased rapid! PayCard to expand its Other Payment Solutions segment. During the first quarter of 2011, the Company allocated the purchase price of the acquisition based upon a preliminary estimate of the fair values of the assets acquired and liabilities assumed. These valuations of intangible assets are still based on a preliminary assessment as of December 31, 2011, as the Company is currently reviewing the allocation of intangible assets. The goodwill is expected to be deductible for tax purposes.

A contingent consideration agreement was entered into in connection with the purchase of rapid! PayCard. Under the terms of the agreement the former owners of rapid! PayCard will receive additional consideration based upon the achievement of certain performance criteria, measured over the twelve-month period from the date of purchase. The payment is anticipated to be made during the second quarter of 2012. During the fourth quarter of 2011, the Company revised the estimate of contingent consideration to approximately $9,325. The resulting impact of this adjustment ($675) was an offset to other operating expense in our Other Payment Solutions segment.

The following is a summary of the preliminary allocation of the purchase price to the acquired assets and liabilities assumed:

	Preliminary Purchase Price Allocation December 31, 2011
Consideration (including estimated $10,000, contingent consideration)	$ 18,081
Less:	
Accounts receivable	75
Accounts payable	(85)
Other tangible assets, net	105
Customer relationships [a]	4,600
Trade name [a]	1,600
Recorded goodwill	$ 11,786

[a] Weighted average life - 4.7 years.

No pro forma information for 2010 has been included in these financial statements as the operations of rapid! PayCard for the period that they were not part of the Company are not material to the Company's revenues, net income and earnings per share.

Acquisition of RD Card Holdings Australia Pty Ltd. On September 14, 2010, the Company, through its wholly-owned subsidiary, Wright Express Australia Holdings Pty Ltd, completed its acquisition of all of the outstanding shares of RD Card Holdings Australia Pty Ltd. from RD Card Holdings Limited and an intra-group note receivable from RD Card Holdings Limited (the "ReD Transaction"). This acquisition extends the Company's international presence and provides global revenue diversification. Consideration paid for the transaction was $363,000 Australian Dollars ("AUD") (which was equivalent to approximately $340,000 USD at the time of closing). This consideration included $11,000 AUD the Company paid pursuant to preliminary working capital adjustments. The purchase price and related allocations for the ReD Transaction have been finalized.

The following is a summary of the final allocation of the purchase price to the acquired assets and liabilities assumed:

	USD
Consideration paid (net of cash)	$ 336,260
Less:	
Accounts receivable	91,394
Accounts payable	(50,816)
Other tangible assets, net	768
Software [(a)]	11,526
Patent [(b)]	3,086
Customer relationships [(c)]	70,723
Brand name [(d)]	5,470
Recorded goodwill	$ 204,109

(a) Weighted average life – 3.9 years.
(b) Weighted average life – 4.6 years.
(c) Weighted average life – 4.5 years.
(d) Indefinite-lived intangible asset. Due to the strength and wide acceptance of the brands within Australia, management does not forsee economic, competitive or other factors that would limit the useful life of the brands.

The weighted average life of the combined definite-lived intangible assets is 4.5 years.

The following represents unaudited pro forma operational results as if Wright Express Australia had been included in the Company's consolidated statements of operations as of the beginning of the fiscal years:

$ USD	2010	2009
Net revenue	$ 430,261	$ 362,690
Net income	$ 88,171	$ 143,598
Pro forma net income per common share:		
Net income per share – basic	$ 2.29	$ 3.75
Net income per share – diluted	$ 2.26	$ 3.65

The pro forma financial information assumes the companies were combined as of January 1, 2010 and 2009, and includes business combination accounting effects from the acquisition including amortization charges from acquired intangible assets, interest expense for debt incurred in the acquisition and net income tax effects. The pro forma results of operations do not include any cost savings or other synergies that may result from the acquisition or any estimated costs that have been or will be incurred by the Company to integrate Wright Express Australia. The pro forma information as presented above is for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of fiscal 2010 or 2009.

Acquisition of Other Intangible Assets.

On October 31, 2011, the Company purchased the SunTrak Fleet Card Program from Sunoco, Inc., which resulted in customer relationship intangible assets of $3,344. This intangible is being amortized over seven years. With this purchase, the Company retains a long term relationship with Sunoco customers.

See Note 7 for further discussion of the goodwill and intangible balances that arose as a result of the above transactions.

4. Reserves for Credit Losses

In general, the terms of the Company's trade receivables provide for payment terms of 30 days or less. The Company does not extend revolving credit to its customers with respect to these receivables. The portfolio of receivables is considered to be a large group of smaller balance homogeneous amounts that are collectively evaluated for impairment.

The following table presents the Company's aging of accounts receivable:

	Age Analysis of Past Due Financing Receivables, Gross as of December 31, 2011, and 2010				
	Current	30-59 Days Past Due	60-89 Days Past Due	Greater Than 90 Days	Total
2011					
Accounts receivable, trade	**$ 1,289,752**	**$ 30,030**	**$ 7,430**	**$ 8,229**	**$ 1,335,441**
Percent of total	**96.6%**	**2.2%**	**0.6%**	**0.6%**	
2010					
Accounts receivable, trade	$ 1,118,097	$ 33,383	$ 12,142	$ 7,098	$ 1,170,719
Percent of total	95.5%	2.9%	1.0%	0.6%	

The following table presents changes in reserves for credit losses related to accounts receivable:

	Year ended December 31,		
	2011	2010	2009
Balance, beginning of period	**$ 10,237**	$ 10,960	$ 18,435
Provision for credit losses	**27,527**	19,838	17,715
Charge-offs	**(31,578)**	(24,685)	(32,519)
Recoveries of amounts previously charged-off	**5,340**	4,124	7,329
Balance, end of period	**$ 11,526**	$ 10,237	$ 10,960

5. Investments

Available-for-sale Securities

The Company's available-for-sale securities as of December 31 are presented below:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
2011				
Mortgage-backed securities	**$ 3,046**	**$ 164**	**$ 13**	**$ 3,197**
Asset-backed securities	**1,927**	**3**	**—**	**1,930**
Municipal bonds	**140**	**9**	**—**	**149**
Equity securities [(a)]	**11,611**	**157**	**—**	**11,768**
Total available-for-sale securities	**$ 16,724**	**$ 333**	**$ 13**	**$ 17,044**
2010				
Mortgage-backed securities	$ 2,330	$ 83	$ 8	$ 2,405
Asset-backed securities	2,400	—	7	2,393
Equity securities [(a)]	4,326	78	—	4,404
Total available-for-sale securities	$ 9,056	$ 161	$ 15	$ 9,202

(a) These securities exclude $2,218 in equity securities designated as trading as of December 31, 2011, and $2,015 as of December 31, 2010, included in other assets on the consolidated balance sheets. See Note 16 for additional information about the securities designated as trading.

The Company's management has determined that the gross unrealized losses on its investment securities at December 31, 2011, and 2010 are temporary in nature. The Company reviews its investments to identify and evaluate investments that have indications of possible impairment. The Company's fair value assessment of its investments is in Note 16, Fair Value. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been less than the cost basis, the financial condition and near-term prospects of the investee, and the Company's intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. Substantially all of the Company's fixed income securities are rated investment grade or better.

The Company had maturities of available-for-sale securities of $841 for the year ended December 31, 2011, $1,654 for the year ended December 31, 2010, and $2,194 for the year ended December 31, 2009.

The maturity dates of the Company's available-for-sale securities are as follows:

	December 31,			
	2011		2010	
	Cost	**Fair Value**	Cost	Fair Value
Due within 1 year	**$ —**	**$ —**	$ —	$ —
Due after 1 year through year 5	**417**	**417**	520	519
Due after 5 years through year 10	**695**	**696**	875	873
Due after 10 years	**955**	**966**	1,741	1,768
Mortgage-backed securities with original maturities of 30 years	**3,046**	**3,197**	1,594	1,638
Equity securities with no maturity dates	**11,611**	**11,768**	4,326	4,404
Total	**$ 16,724**	**$ 17,044**	$ 9,056	$ 9,202

6. Property, Equipment and Capitalized Software, Net

Property, equipment and capitalized software, net consist of the following:

	December 31, 2011	December 31, 2010
Furniture, fixtures and equipment	$ 22,437	$ 22,279
Computer software	139,689	114,636
Software under development	5,673	9,742
Leasehold improvements	3,412	3,098
Total	171,211	149,755
Less accumulated depreciation and amortization	(109,133)	(88,970)
Total property, equipment and capitalized software, net	$ 62,078	$ 60,785

The Company did not incur impairment charges during 2011 and 2010. In 2009 the Company incurred an $814 impairment charge related to partially completed internal-use software. This charge has been included in occupancy and equipment expense on the consolidated statement of income. Depreciation expense was $22,957, $18,617 and $16,876 in 2011, 2010 and 2009, respectively.

7. Goodwill and Other Intangible Assets

The changes in goodwill during the period January 1 to December 31, 2011 were as follows:

	Fleet Payment Solutions Segment	Other Payment Solutions Segment	**Total**
Goodwill, beginning of period	$ 510,396	$ 26,659	**$ 537,055**
RD Card Holdings Australia Pty Ltd. final purchase price allocation	1,408	(1,051)	**357**
Acquisition of rapid! PayCard	—	11,786	**11,786**
Impact of foreign currency translation	380	(74)	**306**
Goodwill, end of period	$ 512,184	$ 37,320	**$ 549,504**

The changes in goodwill during the period January 1 to December 31, 2010 were as follows:

	Fleet Payment Solutions Segment	Other Payment Solutions Segment	**Total**
Goodwill, beginning of period	$ 305,514	$ 9,713	**$ 315,227**
Acquisition of RD Card Holdings Australia Pty Ltd.	188,190	15,562	**203,752**
Impact of foreign currency translation	16,692	1,384	**18,076**
Goodwill, end of period	$ 510,396	$ 26,659	**$ 537,055**

No goodwill was impaired during any of the periods presented in these financial statements.

The changes in intangible assets during the period January 1 to December 31, 2011, were as follows:

	Net Carrying Amount, Beginning of Period	Acquisition	Purchase Price Adjustment	Amortization	Impacts of Foreign Currency Translation	**Net Carrying Amount, End of Period**
Definite-lived intangible assets						
Acquired software	$ 22,640	—	$ 540	$ (4,650)	$ 504	**$ 19,034**
Customer relationships	88,788	7,944	(3,216)	(17,421)	(268)	**75,827**
Patent	2,982	—	217	(341)	(92)	**2,766**
Trade name	—	1,600	—	—	—	**1,600**
Indefinite-lived intangible assets						
Trademarks, trade names and brand names	10,317	—	96	—	16	**10,429**
Total	$ 124,727	$ 9,544	$ (2,363)	$ (22,412)	$ 160	**$ 109,656**

The Company expects amortization expense related to the definite-lived intangible assets above as follows: $18,801 for 2012; $15,725 for 2013; $13,089 for 2014; $10,859 for 2015 and $8,813 for 2016.

Other intangible assets consist of the following:

	December 31, 2011			December 31, 2010		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Definite-lived intangible assets						
Acquired software	$ 28,867	$ (9,833)	$ 19,034	$ 28,263	$ (5,623)	$ 22,640
Non-compete agreement	100	(100)	—	100	(100)	—
Customer relationships	109,772	(33,945)	75,827	105,262	(16,474)	88,788
Trade name	1,700	(100)	1,600	100	(100)	—
Patent	3,365	(599)	2,766	3,124	(142)	2,982
	$ 143,804	$ (44,577)	99,227	$ 136,849	$ (22,439)	114,410
Indefinite-lived intangible assets						
Trademarks, trade names and brand names			10,429			10,317
Total			$ 109,656			$ 124,727

8. Accounts Payable

Accounts payable consists of:

	December 31, 2011	December 31, 2010
Merchants payable	$ 388,129	$ 359,017
Other payables	21,097	20,838
Total accounts payable	$ 409,226	$ 379,855

9. Deposits and Borrowed Federal Funds

The following table presents information about deposits:

	December 31, 2011	December 31, 2010
Certificates of deposit with maturities within 1 year	$ 490,929	$ 370,410
Certificates of deposit with maturities greater than 1 year and less than 5 years	89,260	87,481
Interest-bearing money market deposits	103,072	62,513
Non-interest bearing deposits	10,393	9,396
Total deposits	$ 693,654	$ 529,800
Weighted average cost of funds on certificates of deposit outstanding	0.68 %	0.95 %
Weighted average cost of interest-bearing money market deposits	0.69 %	0.54 %

Wright Express Financial Services Corporation ("FSC") has issued certificates of deposit in various maturities ranging between three months and two years and with fixed interest rates ranging from 0.25 percent to 1.60 percent as of December 31, 2011. FSC may issue certificates of deposit without limitation on the balance outstanding. However, FSC must maintain minimum financial ratios, which include risk-based asset and capital requirements, as prescribed by the FDIC. As of December 31, 2011, certificates of deposit

were in denominations of $250 or less. The certificates of deposit are only payable prior to maturity in the case of death or legally declared mental incompetence of the holder.

The Company requires non-interest bearing deposits for certain customers as collateral for credit that has been extended.

The Company also had federal funds lines-of-credit totaling $140,000 at December 31, 2011, and December 31, 2010. There was $6,900 in outstanding borrowings against these lines-of-credit at December 31, 2011 and $59,484 in outstanding borrowings against these lines-of-credit at December 31, 2010. The average rate on the outstanding borrowings under lines-of-credit was 0.35 percent at December 31, 2011.

Interest-bearing money market deposits are issued in denominations of $250 or less, and pay interest at variable rates based on LIBOR or the Federal Fund rate. Money market deposits may be withdrawn by the holder at any time, although notification may be required and monthly number of transactions is limited. As of December 31, 2011, the weighted average interest rate on interest-bearing money market deposits was 0.69%.

The following table presents the average interest rates for deposits and borrowed federal funds:

	Year ended December 31,		
	2011	2010	2009
Average interest rate:			
Deposits	**0.81 %**	1.04 %	2.39 %
Borrowed federal funds	**0.44 %**	0.48 %	0.42 %
Interest-bearing money market deposits	**0.55 %**	0.58 %	—
Average debt balance	**$ 695,765**	$ 527,345	$ 434,529

10. Derivative Instruments

Fuel Price Derivatives

Derivatives Not Designated as Hedging Instruments-Fuel Price Derivatives

For derivative instruments that are not designated as hedging instruments, the gain or loss on the derivative is recognized in current earnings.

As of December 31, 2011, the Company had the following put and call option contracts which settle on a monthly basis and do not have formal hedging designations:

	Aggregate Notional Amount (gallons) [a]
Fuel price derivative instruments – unleaded fuel	
Put and call option contracts settling January 2012 – June 2013	36,210
Fuel price derivative instruments – diesel	
Put and call option contracts settling January 2012 – June 2013	16,268
Total fuel price derivative instruments	52,478

[a] The settlement of the put and call option contracts (in all instances, notional amount of puts and calls are equal; strike prices are different) is based upon the New York Mercantile Exchange's New York Harbor Reformulated Gasoline Blendstock for Oxygen Blending and the U.S. Department of Energy's weekly retail on-highway diesel fuel price for the month.

As of December 31, 2010, the Company had the following put and call option contracts which settle on a monthly basis which do not have formal hedging designations:

	Aggregate Notional Amount (gallons) [(a)]
Fuel price derivative instruments – unleaded fuel Put and call option contracts settling January 2011 – June 2012	33,134
Fuel price derivative instruments – diesel Put and call option contracts settling January 2011 – June 2012	14,886
Total fuel price derivative instruments	48,020

(a) The settlement of the put and call option contracts (in all instances, notional amount of puts and calls are equal; strike prices are different) is based upon the New York Mercantile Exchange's New York Harbor Reformulated Gasoline Blendstock for Oxygen Blending and the U.S. Department of Energy's weekly retail on-highway diesel fuel price for the month.

Derivatives Designated as Hedging Instruments - Interest Rate Swaps

In July 2009, the Company entered into an interest rate swap arrangement for $50,000. In September 2010, the Company entered into an additional interest rate swap arrangement for $150,000. These interest rate swap arrangements were designated as cash flow hedges intended to reduce a portion of the variability of the future interest payments on the Company's borrowings under its credit agreement. The interest rate swap entered into July of 2009 for $50,000 expired in 2011.

The following table presents information about the Company's interest rate swap arrangements:

	December 31,					
	2011			2010		
	Weighted-Average Base Rate	**Aggregate Notional**	**Fair Value**	Weighted-Average Base Rate	Aggregate Notional	Fair Value
July 2009 Swap	**—**	**$ —**	**$ —**	1.35%	50,000	309
September 2010 Swap	**0.56%**	**150,000**	**(95)**	0.56%	150,000	272
Total	**0.56%**	**$ 150,000**	**$ (95)**	0.76%	$ 200,000	$ 581

The following table presents information on the location and amounts of derivative fair values in the consolidated balance sheets:

	Asset Derivatives				Liability Derivatives			
	December 31, 2011		December 31, 2010		December 31, 2011		December 31, 2010	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments								
Interest rate contracts	Other assets	$ —	Other assets	$ —	Accrued expenses	$ 95	Accrued expenses	$ 581
Derivatives not designated as hedging instruments								
Commodity contracts	Fuel price derivatives, at fair value	410	Fuel price derivatives, at fair value	—	Fuel price derivatives, at fair value	415	Fuel price derivatives, at fair value	10,877
Total derivatives		$ 410		$ —		$ 510		$ 11,458

The following table presents information on the location and amounts of derivative gains and losses in the condensed consolidated statements of income:

Derivatives Designated as Hedging Instruments	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion) [(a)] For the period ended December 31,		Location of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion) For the period ended December 31,		Location of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing) [(b)]	Amount of Gain or (Loss) Recognized in Income on Derivative (Ineffective Portion and Amount Excluded from Effectiveness Testing)[(b)] For the period ended December 31,	
	2011	2010		2011	2010		2011	2010
Interest rate contracts	$ 308	$ (192)	Financing interest expense	$ (830)	$ (663)	Financing interest expense	$ —	$ —

Derivatives Not Designated as Hedging Instruments	Location of Gain or (Loss) Recognized in Income on Derivative	Amount of Gain or (Loss) Recognized in Income on Derivative For the period ended December 31, 2011	2010
Commodity contracts	Net realized and unrealized (losses) gains on fuel price derivatives	$ (11,869)	$ (7,244)

(a) The amount of gain or (loss) recognized in OCI on the Company's interest rate swap arrangements has been recorded net of tax impacts of $179 in 2011 and $(111) in 2010.
(b) No ineffectiveness was reclassified into earnings nor was any amount excluded from effectiveness testing.

For the Company's North America operations, the Company uses derivative instruments to manage the impact of volatility in fuel prices. The Company enters into put and call option contracts ("Options") based on the wholesale price of unleaded gasoline and retail price of diesel fuel, which settle on a monthly basis through the second quarter of 2013. The Options are intended to lock in a range of prices during any given quarter on a portion of the Company's forecasted earnings subject to fuel price variations. The Company's fuel price risk management program is designed to purchase derivative instruments to manage its fuel price-related earnings exposure. The fair value of these instruments is recorded in fuel price derivative instruments, at fair value on the consolidated balance sheets.

The following table presents information about the Options:

			December 31, 2011		2010	
	Put Option Strike Price of Underlying (per gallon) [a]	Call Option Strike Price of Underlying (per gallon) [a]	Aggregate Notional (gallons) [b]	Fair Value	Aggregate Notional (gallons)	Fair Value
Fuel price derivative instruments – unleaded fuel						
Options settling October 2012 – June 2013	$ 2.540	$ 2.600	6,857	$ 280	—	$ —
Options settling July 2012 – March 2013	$ 2.650	$ 2.665	7,108	573	—	—
Options settling April 2012 – December 2012	$ 2.932	$ 2.992	7,666	2,437	—	—
Options settling January 2012 – September 2012	$ 2.608	$ 2.668	7,816	(407)	—	—
Options settling October 2011 – June 2012	$ 2.247	$ 2.307	4,573	(1,893)	6,934	(788)
Options settling July 2011 – March 2012	$ 2.176	$ 2.236	2,190	(970)	7,888	(1,545)
Options settling April 2011 – December 2011	$ 2.334	$ 2.394	—	—	5,831	(435)
Options settling January 2011 – September 2011	$ 2.170	$ 2.230	—	—	6,663	(1,826)
Options settling October 2010 – June 2011	$ 2.013	$ 2.073	—	—	3,909	(1,750)
Options settling July 2010 – March 2011	$ 1.953	$ 2.013	—	—	1,909	(890)
Total fuel price derivative instruments – unleaded fuel			36,210	$ 20	33,134	$ (7,234)
Fuel price derivative instruments – diesel						
Options settling October 2012 – June 2013	$ 3.835	$ 3.895	3,081	$ 413	—	$ —
Options settling July 2012 – March 2013	$ 3.792	$ 3.852	3,193	134	—	—
Options settling April 2012 – December 2012	$ 4.061	$ 4.121	3,444	1,093	—	—
Options settling January 2012 – September 2012	$ 3.695	$ 3.755	3,511	(238)	—	—
Options settling October 2011 – June 2012	$ 3.293	$ 3.353	2,055	(927)	3,115	(499)
Options settling July 2011 – March 2012	$ 3.239	$ 3.299	984	(500)	3,544	(738)
Options settling April 2011 – December 2011	$ 3.268	$ 3.328	—	—	2,619	(406)
Options settling January 2011 – September 2011	$ 3.068	$ 3.128	—	—	2,994	(990)
Options settling October 2010 – June 2011	$ 3.000	$ 3.060	—	—	1,756	(684)
Options settling July 2010 – March 2011	$ 3.000	$ 3.060	—	—	858	(326)
Total fuel price derivative instruments – diesel			16,268	$ (25)	14,886	$ (3,643)
Total fuel price derivative instruments			52,478	$ (5)	48,020	$ (10,877)

(a) The settlement of the Options is based upon the New York Mercantile Exchange's New York Harbor Reformulated Gasoline Blendstock for Oxygen Blending and the U.S. Department of Energy's weekly retail on-highway diesel fuel price for the month.
(b) The Options settle on a monthly basis.

The following table summarizes the changes in fair value of the fuel price derivatives which have been recorded in net realized and unrealized gains (losses) on derivative instruments on the consolidated statements of income:

	Year ended December 31,		
	2011	2010	2009
Realized (losses) gains	$ **(22,741)**	$ 9,785	$ 20,600
Unrealized gains (losses)	**10,872**	(17,029)	(43,142)
Net realized and unrealized (losses) gains on derivative instruments	$ **(11,869)**	$ (7,244)	$ (22,542)

11. Financing Debt

2007 Revolving Credit Facility and 2010 Term Loan Note

On May 22, 2007, the Company entered into a revolving credit facility (the "2007 Revolver") with a lending syndicate. The 2007 Revolver initially provided for a five-year $350,000 unsecured revolving line-of-credit. In connection with the 2007 Revolver, the Company paid loan origination fees of $998. These fees were recorded as other assets on the consolidated balance sheet and were amortized on a straight-line basis (which approximates the effective interest rate method) over the term of the 2007 Revolver. On May 29, 2008, the Company entered into an incremental amendment agreement (the "Incremental Amendment Agreement") of the 2007 Revolver to increase the aggregate unsecured revolving line-of-credit from $350,000 to $450,000. The Company incurred $1,556 in loan origination fees in conjunction with entering into the Incremental Amendment Agreement. These fees have been recorded as other assets on the consolidated balance sheet and were amortized over the remaining term of the 2007 Revolver.

On July 25, 2010, the Company entered into a $75,000 term credit facility (“term loan”). The rate on the term credit facility is 250 basis points above LIBOR. In connection with the term loan, the Company paid loan origination fees of $2,269. The agreement did not change any of the Company’s existing financial covenants.

The 2007 Revolver and the 2010 term loan were refinanced in 2011 as described below.

2011 Credit Agreement

On May 23, 2011, the Company entered into a Credit Agreement (the “Credit Agreement”), by and among the Company and certain of its subsidiaries, as borrowers, and Wright Express Card Holdings Australia Pty Ltd, as specified designated borrower, with a lending syndicate. The Credit Agreement is secured by pledges of the stock of the Company’s foreign subsidiaries. The Credit Agreement provides for a five-year $200,000 amortizing term loan facility and a five-year $700,000 revolving credit facility with a $100,000 sublimit for letters of credit and a $20,000 sublimit for swingline loans. Term loan payments in the amount of $2,500 per quarter began on June 30, 2011, and are scheduled to continue on the last day of each September, December, March and June thereafter, through and including March 31, 2016. On the maturity date for the term agreement, May 23, 2016, the remaining outstanding principal amount of $150,000 is due.

As of December 31, 2011, the Company had $295,300 of loans outstanding under the Credit Agreement (including $192,500 under the term loan facility and $102,800 under the revolving credit facility). As of December 31, 2011, the Company has posted approximately $4,300 letters of credit as collateral for fuel derivatives and lease agreements. Accordingly, at December 31, 2011, the Company had $592,800 of availability under the Credit Agreement, subject to the covenants as described below. The Company capitalized approximately $6,200 in loan origination fees in association with this borrowing and wrote-off approximately $700 of previous issuance costs in the second quarter of 2011.

Proceeds from the new credit facility were used to refinance the Company’s existing indebtedness under its 2007 credit facility, and its existing indebtedness under its 2010 term loan facility. The new credit facility is available for working capital purposes, acquisitions, payment of dividends and other restricted payments, refinancing of indebtedness, and other general corporate purposes.

Amounts outstanding under the Credit Agreement bear interest at a rate equal to, at the Company's option, (a) the Eurocurrency Rate, as defined, plus a margin of 1.25 percent to 2.25 percent based on the ratio of consolidated funded indebtedness of the Company and its subsidiaries to consolidated EBITDA or (b) the highest of (i) the Federal Funds Rate plus 0.50 percent, (ii) the prime rate announced by lead lender, or (iii) the Eurocurrency Rate plus 1.00 percent, in each case plus a margin of 0.25 percent to 1.25 percent based on the ratio of consolidated funded indebtedness of the Company and its subsidiaries to consolidated EBITDA. In addition, the Company has agreed to pay a quarterly commitment fee at a rate per annum ranging from 0.20 percent to 0.40 percent of the daily unused portion of the credit facility. Any outstanding loans under the Credit Agreement mature on May 23, 2016, unless extended pursuant to the terms of the Credit Agreement. As of December 31, 2011, the interest rate for the borrowings under the credit facility was 2.15 percent.

The following table presents information about the outstanding borrowings:

	December 31, 2011	December 31, 2010
Outstanding balance on revolving line-of-credit and term loan with interest based on LIBOR	**$ 267,500**	$ 390,000
Outstanding balance on revolving line-of-credit with interest based on the prime rate	**27,800**	17,300
Total outstanding balance on revolving line-of-credit facility and term loan	**$ 295,300**	$ 407,300
Weighted average rate based on LIBOR (including impact of interest rate swaps)	**1.99 %**	1.58 %
Rate based on the prime rate	**3.68 %**	3.25 %

Financing Interest

The following table presents the components of financing interest expense:

	Year ended December 31,		
	2011	2010	2009
2007 Revolver:			
Interest expense based on LIBOR	**$ 1,084**	$ 1,621	$ 1,444
Interest expense based on the prime rate	**270**	470	219
Fees	**100**	324	422
Amortization of loan origination fees	**249**	628	628
	$ 1,703	$ 3,043	$ 2,713
$75 Million Term Loan:			
Interest expense based on LIBOR	**$ 911**	$ 741	$ —
Amortization of loan origination fees	**863**	748	—
	$ 1,774	$ 1,489	$ —
2011 Credit Agreement			
$700 Million Revolver:			
Interest expense based on LIBOR	**$ 1,758**	$ —	$ —
Interest expense based on the prime rate	**566**	—	—
Fees	**1,047**	—	—
Amortization of loan origination fees	**667**	—	—
$200 Million Term Loan:			
Interest expense based on LIBOR	**2,330**	—	—
Amortization of loan origination fees	**208**	—	—
	$ 6,576	$ —	$ —
Realized losses on interest rate swaps (Note 10)	**$ 830**	$ 663	$ 3,223
Dividends on preferred stock (Note 12)	**—**	40	248
Other	**793**	79	26
Total financing interest expense	**$ 11,676**	$ 5,314	$ 6,210
Average interest rate (including impact of interest rate swaps):			
Based on LIBOR	**1.91 %**	1.33 %	2.95 %
Based on prime	**3.68 %**	3.25 %	3.26 %
Average debt balance at LIBOR	**$ 362,014**	$ 228,370	$ 158,268
Average debt balance at prime	**$ 22,615**	$ 18,390	$ 6,729

Debt Covenants

The 2011 Credit Agreement contains various financial covenants requiring the Company to maintain certain financial ratios. In addition, the Credit Agreement contains various customary restrictive covenants that limit the Company's ability to pay dividends, sell or transfer all or substantially all of its property or assets, incur more indebtedness or make guarantees, grant or incur liens on its assets, make investments, loans, advances or acquisitions, engage in mergers, consolidations, liquidations or dissolutions, enter into sales or leasebacks or change its accounting policies or reporting practices. FSC is not subject to certain of these restrictions.

12. Preferred Stock

On March 6, 2010, the Company initiated redemption of the outstanding shares of Series A non-voting convertible, redeemable preferred stock for $101 per share, plus all accrued but unpaid dividends. Each holder elected to exercise its right to convert its holdings into common stock. As a consequence of these elections, the Company issued 445 shares of its common stock and retired 0.1 shares of preferred stock.

There were 0.1 shares of Series A non-voting convertible, redeemable preferred stock issued and outstanding at December 31, 2009, with a par value of $0.01 per share and a purchase price per share and liquidation value per share of $100,000. Given its specific features, the Company treated the preferred stock as a liability. Accordingly, dividends were recorded as financing interest expense on the consolidated statements of income.

13. Income Taxes

Income before income taxes consisted of the following:

	Year ended December 31,		
	2011	2010	2009
United States	**$ 224,448**	$ 153,958	$ 228,841
Foreign	**(15,843)**	(8,876)	(3,597)
Total	**$ 208,605**	$ 145,082	$ 225,244

Income tax expense (benefit) from continuing operations consisted of the following for the years ended December 31:

	United States	State and Local	Foreign	Total
2011				
Current	**$ 43,886**	**$ 6,697**	**$ 1,050**	**$ 51,633**
Deferred	**$ 25,875**	**$ 299**	**$ (2,824)**	**$ 23,350**
2010				
Current	$ 31,811	$ 4,916	$ (886)	$ 35,841
Deferred	$ 19,723	$ 960	$ 929	$ 21,612
2009				
Current	$ 22,947	$ 2,911	$ 172	$ 26,030
Deferred	$ 55,646	$ 3,973	$ (64)	$ 59,555

The reconciliation between the income tax computed by applying the U.S. federal statutory rate and the reported effective tax rate on income from continuing operations is as follows:

	Year ended December 31,		
	2011	2010	2009
Federal statutory rate	**35.0 %**	35.0 %	35.0 %
State income taxes (net of federal income tax benefit) and foreign income tax rate differential	**1.2**	4.0	3.4
Revaluation of deferred tax assets for tax rate changes and blending differences, net	**—**	—	(0.1)
Other	**(0.3)**	0.6	(0.3)
Effective tax rate	**35.9 %**	39.6 %	38.0 %

The tax effects of temporary differences in the recognition of income and expense for tax and financial reporting purposes that give rise to significant portions of the deferred tax assets and the deferred tax liabilities are presented below:

	December 31,	
	2011	2010
Deferred assets related to:		
Reserve for credit losses	**$ 4,346**	$ 4,717
Foreign tax credit	**1,603**	—
Stock-based compensation, net	**7,872**	4,792
Net operating loss carry forwards	**3,443**	992
Other assets	**3,954**	136
Unrealized losses on interest rate swaps and available-for-sale securities, net	**—**	159
Derivatives	**2**	3,997
Tax deductible intangibles, primarily goodwill, net	**133,394**	156,339
	154,614	171,132
Deferred tax liabilities related to:		
Other assets	**190**	17
Property, equipment and capitalized software	**10,900**	9,959
	11,090	9,976
Deferred income taxes, net	**$ 143,524**	$ 161,156

Net deferred tax assets by jurisdiction are as follows:

	December 31,	
	2011	2010
United States	**$ 138,001**	$ 160,243
Australia	**5,354**	848
New Zealand	**105**	46
The Netherlands	**64**	19
Total	**$ 143,524**	$ 161,156

The deferred tax assets and deferred tax liabilities are included in deferred income taxes, net on the consolidated balance sheet.

The Company's primary tax jurisdictions are the United States and Australia. The Company had approximately $394,899 of state and $6,504 of foreign net operating loss carry forwards at December 31, 2011 and approximately $341,572 of state and $113 of foreign net operating loss carry forwards at December 31, 2010. These expire at various times through 2029. Australia losses have indefinite carry forward periods. No valuation allowances have been established as the Company believes it is more likely than not that its deferred tax assets will be utilized within the carry forward periods.

Undistributed earnings of certain foreign subsidiaries of the Company amounted to $5,991 at December 31, 2011, and $1,533 at December 31, 2010. These earnings are considered to be indefinitely reinvested, and accordingly, no U.S. federal and state income taxes have been provided thereon. Upon distribution of these earnings in the form of dividends or otherwise, the Company would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries.

Current accounting guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This accounting guidance also provides

guidance on derecognition, classification, interest and penalties, accounting in the interim periods, disclosure, and transition. The unrecognized tax benefit at December 31, 2011, total $6,059. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Year ended December 31,		
	2011	2010	2009
Beginning balance	$ —	$ —	$ —
Increases related to prior year tax position	6,059	—	—
Decreases related to prior year tax positions	—	—	—
Increased related to current year tax positions	—	—	—
Settlements	—	—	—
Lapse of statute	—	—	—
Ending balance	$ 6,059	$ —	$ —

As of December 31, 2011, The Company has accrued $500 of penalties and interest related to uncertain tax positions. As of December 31, 2010 and 2009, the Company has no uncertain tax positions subject to penalties and interest.

In 2009 the Company (i) received additional information from Avis relative to basis differences at the time of the Company's initial public offering; and (ii) corrected an improperly recorded basis difference. This resulted in adjustments to additional paid in capital, the majority of which (approximately $6,500) were offset by credits to deferred taxes and taxes payable.

14. Tax Receivable Agreement

As a consequence of the Company's separation from its former parent company, the tax basis of the Company's net tangible and intangible assets increased (the "Tax Basis Increase"). The Tax Basis Increase reduced the amount of tax that the Company would pay in the future to the extent the Company generated taxable income in sufficient amounts. The Company was contractually obligated, pursuant to its 2005 Tax Receivable Agreement with the Company's former parent company (Cendant Corporation), to remit 85 percent of any such cash savings. The estimated total payments owed to Cendant Corporation based on facts available at that time, was reflected as a liability titled "Amounts due under tax receivable agreement."

The amount of these estimated future payments is dependent upon future statutory tax rates and the Company's ability to generate sufficient taxable income adequate to cover the tax depreciation, amortization and interest expense associated with the Tax Basis Increase. The Company regularly reviews its estimated blended tax rates and projections of future taxable earnings to determine whether changes in the estimated liability are required. Any changes to the estimated future payments due to changes in estimated blended tax rates are recorded in the income statement as changes in amounts due under tax receivable agreement.

Pursuant to the Separation and Distribution Agreement dated as of July 27, 2006, by and among Cendant Corporation (now known as Avis Budget Group, Inc. or "Avis"), Realogy Corporation ("Realogy"), Wyndham Worldwide Corporation ("Wyndham") and Travelport Inc., Realogy acquired from Cendant the right to receive 62.5 percent of the payments by Wright Express to Cendant and Wyndham acquired from Cendant the right to receive 37.5 percent of the payments by Wright Express to Cendant under the 2005 Tax Receivable Agreement.

On June 26, 2009, the Company entered into a Tax Receivable Prepayment Agreement with Realogy, pursuant to which the Company paid Realogy $51,000, including bank fees and legal expenses, as prepayment in full to settle the remaining obligations to Realogy under the 2005 Tax Receivable Agreement. These obligations were previously recorded at $187,485 and this transaction resulted in a gain of $136,485 in the second quarter of 2009. In connection with the Tax Receivable Prepayment Agreement with Realogy, the Company entered into a Ratification Agreement on June 26, 2009, (the "Ratification Agreement") with Avis, Realogy and Wyndham which amended the 2005 Tax Receivable Agreement to require the Company to pay 31.875 (which is 85 percent of the original benefit of 37.5 percent) percent of the future tax savings related to the Tax Basis Increase to Wyndham.

For each year presented, there had been reassessment of the blended tax rates that are projected into the future. The net future benefits increased, which increased the associated liability to Wyndham, resulting in a $714, $214 and $599 charge to non-operating expense for the years ended December 31, 2011, 2010 and 2009, respectively.

15. Employee Benefit Plans

The Company sponsors a 401(k) retirement and savings plan. Employees are eligible to participate in the plan immediately. The Company's employees who are at least 18 years of age, have worked at least 1,000 hours in the past year, and have completed one year of service are eligible for Company matching contributions in this plan. The Company matches 100 percent of each employee's contributions up to a maximum of 6 percent of each employee's eligible compensation. All contributions vest immediately. Wright Express has the right to discontinue this plan at any time. Contributions to the plan are voluntary. The Company contributed $2,094, $1,921, and $1,740 for the years ended December 31, 2011, 2010 and 2009, respectively.

The Company also sponsors a defined contribution plan for certain employees designated by the Company. Participants may elect to defer receipt of designated percentages or amounts of their compensation. The Company maintains a grantor's trust to hold the assets under the Company's defined contribution plan. The obligation related to the defined contribution plan totaled $2,218 at December 31, 2011, and $2,015 at December 31, 2010. These amounts are included in other liabilities on the consolidated balance sheet. The assets held in trust are designated as trading securities and, as such, these trading securities are to be recorded at fair value with any changes recorded currently to earnings. The aggregate market value of the securities within the trust was $2,218 at December 31, 2011, and $2,015 at December 31, 2010. Such amounts are included in other assets on the consolidated balance sheet.

16. Fair Value

The Company holds mortgage-backed and other asset-backed securities, fixed income and equity securities, derivatives and certain other financial instruments which are carried at fair value. The Company determines fair value based upon quoted prices when available or through the use of alternative approaches, such as model pricing, when market quotes are not readily accessible or available. The Company carries certain of its liabilities at fair value, including its derivative liabilities. In determining the fair value of the Company's obligations, various factors are considered including: closing exchange or over-the-counter market price quotations; time value and volatility factors underlying options and derivatives; price activity for equivalent instruments; the Company's own-credit standing; and counterparty credit risk.

These valuation techniques may be based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:

- Level 1 – Quoted prices for identical instruments in active markets.
- Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.
- Level 3 – Instruments whose significant value drivers are unobservable.

The following table presents the Company's assets and liabilities that are measured at fair value and the related hierarchy levels for 2011:

		Fair Value Measurements at Reporting Date Using		
	December 31, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Mortgage-backed securities	**$ 3,197**	$ —	$ 3,197	$ —
Asset-backed securities	**1,930**	—	1,930	—
Municipal bonds	**149**	—	149	—
Equity securities	**11,768**	11,768	—	—
Total available-for-sale securities	**$ 17,044**	$ 11,768	$ 5,276	$ —
Executive deferred compensation plan trust [a]	**$ 2,218**	$ 2,218	$ —	$ —
Fuel price derivatives – unleaded fuel [c]	**$ 20**	$ —	$ 20	$ —
Liabilities:				
Fuel price derivatives – diesel [c]	**$ 25**	$ —	$ —	$ 25
September 2010 interest rate swap arrangement with a base rate of 0.56% and an aggregate notional amount of $150,000[b]	**$ 95**	$ —	$ 95	$ —
Contingent consideration	**$ 9,325**	—	—	$ 9,325

(a) The fair value of these instruments is recorded in other assets.
(b) The fair value of these instruments is recorded in accrued expenses.
(c) The balance sheet presentation combines unleaded fuel and diesel fuel positions.

The following table presents a reconciliation of the beginning and ending balances for assets (liabilities) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2011:

	Contingent Consideration	Fuel Price Derivatives – Diesel
Beginning balance	$ —	$ (3,643)
Total gains or (losses) – realized/unrealized		
Included in earnings [a][b]	675	3,618
Included in other comprehensive income		—
Purchases, issuances and settlements	(10,000)	—
Transfers in/(out) of Level 3		—
Ending balance	$ (9,325)	$ (25)

(a) Gain and losses on the change of estimate on the contingent consideration are included in other expense.

(b) Gains and losses (realized and unrealized) included in earnings for the year ended December 31, 2011, are reported in net realized and unrealized gain and (losses) on fuel price derivatives on the consolidated statements of income.

The following table presents the Company's assets and liabilities that are measured at fair value and the related hierarchy levels for 2010:

		Fair Value Measurements at Reporting Date Using		
	December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Mortgage-backed securities	$ 2,405	$ —	$ 2,405	$ —
Asset-backed securities	2,393	—	2,393	—
Equity securities	4,404	4,404	—	—
Total available-for-sale securities	$ 9,202	$ 4,404	$ 4,798	$ —
Executive deferred compensation plan trust [a]	$ 2,015	$ 2,015	$ —	$ —
Liabilities:				
Fuel price derivatives – diesel	$ 3,643	$ —	$ —	$ 3,643
Fuel price derivatives – unleaded fuel	7,234	—	7,234	—
Total fuel price derivatives	$ 10,877	$	$ 7,234	$ 3,643
July 2009 interest rate swap arrangement with a base rate of 1.35% and a notional amount of $50,000	$ 309	$ —	$ 309	$ —
July 2009 interest rate swap arrangement with a base rate of 1.35% and a notional amount of $50,000	272	—	272	—
Total interest rate swap arrangements [b]	$ 581	$ —	$ 581	$ —

(a) The fair value of these instruments is recorded in other assets.

(b) The fair value of these instruments is recorded in accrued expenses.

The following table presents a reconciliation of the beginning and ending balances for assets (liabilities) measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2010:

	Fuel Price Derivatives – Diesel
Beginning balance	$ 2,641
Total gains or (losses) – realized/unrealized	
Included in earnings [(a)]	(6,284)
Included in other comprehensive income	—
Purchases, issuances and settlements	—
Transfers in/(out) of Level 3	—
Ending balance	$ (3,643)

(a) Gains and losses (realized and unrealized) included in earnings for the year ended December 31, 2010, are reported in net realized and unrealized losses on fuel price derivatives on the consolidated statements of income.

Available-for-sale securities and executive deferred compensation plan trust

When available, the Company uses quoted market prices to determine the fair value of available-for-sale securities; such items are classified in Level 1 of the fair-value hierarchy. These securities primarily consist of exchange-traded equity securities.

For mortgage-backed and asset-backed debt securities and bonds, the Company generally uses quoted prices for recent trading activity of assets with similar characteristics to the debt security or bond being valued. The securities and bonds priced using such methods are generally classified as Level 2. The obligations related to the deferred compensation plan trust are classified as Level 1 of the fair value hierarchy because the fair value is determined using quoted prices for identical instruments in active markets.

Fuel price derivatives and interest rate swap arrangements

The majority of derivatives entered into by the Company are executed over the counter and so are valued using internal valuation techniques as no quoted market prices exist for such instruments. The valuation technique and inputs depend on the type of derivative and the nature of the underlying instrument. The principal technique used to value these instruments is a comparison of the spot price of the underlying instrument to its related futures curve adjusted for the Company's assumptions of volatility and present value, where appropriate. The fair values of derivative contracts reflect the expected cash the Company will pay or receive upon settlement of the respective contracts.

The key inputs depend upon the type of derivative and the nature of the underlying instrument and include interest rate yield curves, the spot price of the underlying instrument, volatility, and correlation. The item is placed in either Level 2 or Level 3 depending on the observability of the significant inputs to the model. Correlation and items with longer tenures are generally less observable.

Contingent consideration

The Company has classified its liability for contingent consideration related to its acquisition of rapid! PayCard within Level 3 of the fair value hierarchy because the fair value is determined using significant unobservable inputs, which include the projected revenues of rapid! PayCard over a twelve month period.

17. Commitments and Contingencies

Litigation

The Company is involved in pending litigation in the usual course of business. In the opinion of management, such litigation will not have a material effect on the Company's consolidated financial position, results of operations or cash flows.

Extension of Credit to Customers

The Company had aggregate commitments of approximately $4,114,000 at December 31, 2011, and $3,420,000 at December 31, 2010, related to payment processing services, primarily related to commitments to extend credit to customers and customers of strategic relationships as part of the Company's established lending product agreements. Many of these commitments are not expected to be used; therefore, total unused credit available to customers and customers of strategic relationships does not represent future cash requirements. The Company can increase or decrease its customers' credit lines at our discretion at any time. These amounts are not recorded on the consolidated balance sheet.

Operating Leases

The Company leases office space, equipment, and vehicles under non-cancelable operating leases that expire at various dates through 2019. One of the Company's office space lease agreements was renewed during 2010. In addition, the Company rents office equipment under agreements that may be canceled at any time. Rental expense related to office space, equipment, and vehicle leases amounted to $4,794 for the year ended December 31, 2011, $3,583 for the year ended December 31, 2010, and $3,420 for the year ended December 31, 2009. These amounts were included in occupancy and equipment on the consolidated statements of income. The Company leases information technology hardware and software under agreements that may be terminated by the Company at any time. Lease expense related to information technology hardware and software leases totaled $5,342 for the year ended December 31, 2011, $3,164 for the year ended December 31, 2010, and $2,627 for the year ended December 31, 2009. These amounts were included in technology leasing and support on the consolidated statements of income.

Future minimum lease payments under non-cancelable operating leases are as follows:

	Payment
2012	$ 8,453
2013	7,249
2014	7,058
2015	6,041
2016	5,144
2017 and thereafter	7,957
Total	$ 41,902

18. Cash and Dividend Restrictions

Cash

Federal Reserve Board regulations may require reserve balances on certain deposits to be maintained with the Federal Reserve Bank. No such reserves were required at December 31, 2011 or 2010.

Dividends

The Company has certain restrictions on the dividends it may pay under its revolving credit agreement. If the Company's leverage ratio is higher than 1.75, the Company may pay no more than $25,000 per annum for restricted payments, including dividends.

FSC is chartered under the laws of the State of Utah and the FDIC insures its deposits. Under Utah law, FSC may only pay a dividend out of undivided profits after it has (i) provided for all expenses, losses, interest and taxes accrued or due from FSC and (ii) transferred to a surplus fund 10 percent of its net profits before dividends for the period covered by the dividend, until the surplus reaches 100 percent of its capital stock. For purposes of these Utah dividend limitations, FSC's capital stock is $5,250 and its capital surplus exceeds 100 percent of capital stock.

Under FDIC regulations, FSC may not pay any dividend if, following the payment of the dividend, FSC would be "undercapitalized," as defined under the Federal Deposit Insurance Act and applicable regulations.

FSC complied with the aforementioned dividend restrictions for the years ended December 31, 2011, 2010, and 2009.

19. Stock-Based Compensation

In April of 2010, the Company adopted the Wright Express Corporation 2010 Equity Incentive Plan (the "Plan"). This Plan replaced the Company's 2005 Equity and Incentive Plan. The Plan, which is stockholder-approved, permits the grant of share options, stock appreciation rights, restricted stock, restricted stock units and other stock-based or cash-based awards to non-employee directors, officers, employees, advisors or consultants for up to 3,800 shares of common stock. The Company believes that such awards increase efforts on behalf of the Company and promote the success of the Company's business. On December 31, 2011, the Company had four share-based compensation programs, which are described below. The compensation cost that has been charged against income for these programs totals $9,367 for 2011, $7,425 for 2010, and $5,736 for 2009. The total income tax benefit recognized in the income statement for share-based compensation arrangements was $3,456 for 2011, $2,814 for 2010, and $2,180 for 2009.

Restricted Stock Units

The Company awards restricted stock units ("RSU") to non-employee directors and certain employees periodically under the Plan. An RSU is a right granted to receive stock at the end of a specified period. RSU awards generally vest evenly over a period of three or four years. The awards provide for accelerated vesting if there is a change of control (as defined in the Plan). The fair value of each RSU award is based on the closing market price of the Company's stock one business day prior to the grant date as reported by the New York Stock Exchange ("NYSE").

A summary of the status of the Company's RSUs as of December 31, 2011, and changes during the year then ended is presented below:

	Units	Weighted-Average Grant-Date Fair Value
Restricted Stock Units		
Balance at January 1, 2011	283	$ 23.08
Granted	89	46.26
Vested – shares issued	(107)	24.46
Vested – shares deferred [a]	(5)	28.03
Forfeited	(6)	22.86
Withheld for taxes [b]	(50)	23.42
Balance at December 31, 2011	204	$ 32.25

(a) The Company issued fully vested and non-forfeitable restricted stock units to certain non-employee directors and certain employees that are payable in shares of the Company's common stock at a later date as specified by the award (deferred stock units or "DSUs").
(b) The Company has elected to pay cash equal to the minimum amount required to be withheld for income tax purposes instead of issuing the shares of common stock. The cash is remitted to the appropriate taxing authority.

As of December 31, 2011, there was $3,968 of total unrecognized compensation cost related to nonvested share-based compensation arrangements granted as RSUs. That cost is expected to be recognized over a weighted-average period of 1.1 years. The total fair value of shares vested was $2,617 during 2011, $4,595 during 2010, and $4,185 during 2009.

Deferred Stock Units

Under the Plan, the Company also grants deferred stock units ("DSU") to non-employee directors. A DSU is a fully vested right to receive stock at a certain point in time in the future. DSUs do not require any future service or performance obligations to be met. DSUs may be granted immediately or may initially be granted as RSUs which become DSUs once a previously determined service obligation has been met. The fair value of each granted DSU award is based on the closing market price of the Company's stock on the grant date as reported by the NYSE.

A summary of the status of the Company's DSUs as of December 31, 2011, and changes during the year is presented below:

	Units	Weighted-Average Grant-Date Fair Value
Deferred Stock Units		
Balance at January 1, 2011	78	$ 24.26
Awards	1	53.10
Converted from RSUs	5	28.03
Balance at December 31, 2011	84	$ 24.70

There is no unrecognized compensation cost related to awards granted as, or converted to, DSUs. The Company has determined that the award was earned when granted and is expensed at that time. The total fair value of shares granted and vested was $173 during 2011, $331 during 2010, and $228 during 2009.

Performance Based Restricted Stock Units

The Company also awards performance based restricted stock units ("PBRSUs") to employees periodically under the Plan. A PBRSU is a right granted to receive stock at the end of a specified period. In a PBRSU, the number of shares earned varies based upon meeting certain corporate-wide performance goals, including revenue and earnings in excess of targets. PBRSU awards generally have performance goals tracking a one to four year period, depending on the nature of the performance goal. The fair value of each PBRSU award is based on the closing market price of the Company's stock one business day prior to the grant date as reported by the NYSE.

A summary of the status of certain of the Company's PBRSUs at threshold and target performance as of December 31, 2011, and changes during the year then ended is presented below:

	Units at Threshold	Units at Target	Units at Maximum	Weighted-Average Grant-Date Fair Value
Performance Based Restricted Stock Units				
Balance at January 1, 2011	125	249	500	$ 31.96
Granted	41	82	164	50.84
Forfeited	(4)	(7)	(16)	32.91
Cancelled	(52)	(103)	(208)	34.45
Balance at December 31, 2011	110	221	440	$ 37.76

The range of unrecognized compensation cost related to the awards is from $2,124 at threshold (50 percent below targeted performance), $4,247 at target (100 percent of targeted performance) and up to $8,488 at maximum (200 percent of targeted performance), as of December 31, 2011, depending whether certain performance conditions are met. 11 shares of these awards have vested as of December 31, 2011.

Stock Options

On February 22, 2005, the Company granted options to purchase the Company's common stock to certain employees as part of its initial public offering. Employee stock options granted by the Company had terms ranging from one to seven years, were fully vested, with exercise prices ranging from $5.72 to $14.98.

On February 13, 2009, and on March 5, 2009, the Company approved the grant of stock options to certain officers and employees under the Plan. Stock options granted generally become exercisable over three years (with approximately 33 percent of the total grant vesting each year on the anniversary of the grant date) and expire 8 years from the date of grant.

On March 3, 2010, the Company approved the grant of stock options to an officer under the Plan. The stock options granted generally become exercisable over three years (with approximately 33 percent of the total grant vesting each year on the anniversary of the grant date) and expires 8 years from the date of grant.

The fair value of each option award is estimated on the grant date using a Black-Scholes-Merton option-pricing model that uses the assumptions noted in the following table. The expected term of the options represents the period of time that options granted are expected to be outstanding. Expected volatilities are based on implied volatilities from traded options on the Company's stock, historical volatility of the Company's stock, and other factors. The risk-free interest rate for the period matching the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. The dividend yield is the calculated yield on the Company's stock at the time of the grant.

The table below summarizes the assumptions used to calculate the fair value:

	February 13, 2009	March 5, 2009	March 3, 2010
Weighted average expected life (in years)	4.75	5.00	6.00
Weighted average exercise price	$ 13.51	$ 13.60	$ 30.06
Weighted average volatility	45.76%	46.06%	46.00%
Weighted average risk-free rate	1.70%	1.80%	2.70%
Weighted average dividend yield	0.00%	0.00%	0.00%
Weighted average fair value	$ 5.50	$ 5.72	$ 14.15

The activity of the stock option plan related to the Company's employees consisted of:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Stock Options				
Outstanding at January 1, 2011	**576**	**$ 17.32**		
Granted	**—**	**—**		
Exercised	**(216)**	**13.52**		
Forfeited or expired	**(7)**	**13.43**		
Outstanding at December 31, 2011	**353**	**$ 19.72**	**5.5**	**$ 12,211**

As of December 31, 2011, 221 shares of the total shares outstanding have not vested and are expected to vest.

The total intrinsic value of options exercised during the years ended December 31, 2011, December 31, 2010 and 2009 was $7,829, $3,592 and $728, respectively.

20. Segment Information

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is its Chief Executive Officer. The operating segments are reviewed separately because each operating segment represents a strategic business unit that generally offers different products and serves different markets.

The Company's chief operating decision maker evaluates the operating results of the Company's reportable segments based upon revenues and "adjusted net income," which is defined by the Company as net income adjusted for fair value changes of derivative instruments, the amortization of purchased intangibles, the net impact of tax rate changes on the Company's deferred tax asset and related changes in the tax-receivable agreement, non-cash asset impairment charges and the gains on the extinguishment of a portion of the tax receivable agreement. These adjustments are reflected net of the tax impact.

The Company operates in two reportable segments, Fleet Payment Solutions and Other Payment Solutions. The Fleet Payment Solutions segment provides customers with payment and transaction processing services specifically designed for the needs of vehicle fleet customers. This segment also provides information management services to these fleet customers. The Other Payment Solutions segment provides customers with a payment processing solution for their corporate purchasing and transaction monitoring needs. Revenue in this segment is derived from our corporate purchase cards, single use accounts and prepaid card products. The corporate purchase card products are used by businesses to facilitate purchases of products and utilize the Company's information management capabilities.

The accounting policies of the reportable segments are generally the same as those described in the summary of significant accounting policies.

Financing interest expense and net realized and unrealized losses on derivative instruments are not allocated to the Other Payment Solutions segment in the computation of segment results for internal evaluation purposes. Total assets are not allocated to the segments.

The following table presents the Company's reportable segment results for the years ended December 31, 2011, 2010 and 2009:

	Total Revenues	Operating Interest Expense	Depreciation and Amortization	Provision for Income Taxes	Adjusted Net Income
Year ended December 31, 2011					
Fleet Payment Solutions	**$ 436,704**	**$ 4,488**	**$ 21,331**	**$ 62,913**	**$ 112,668**
Other Payment Solutions	**116,372**	**965**	**1,626**	**16,155**	**29,124**
Total	**$ 553,076**	**$ 5,453**	**$ 22,957**	**$ 79,068**	**$ 141,792**
Year ended December 31, 2010					
Fleet Payment Solutions	$ 329,239	$ 4,494	$ 17,982	$ 57,154	$ 92,499
Other Payment Solutions	61,167	876	635	9,146	14,802
Total	$ 390,406	$ 5,370	$ 18,617	$ 66,300	$ 107,301
Year ended December 31, 2009					
Fleet Payment Solutions	$ 277,996	$ 8,702	$ 16,655	$ 47,615	$ 77,194
Other Payment Solutions	37,207	1,551	210	5,149	8,422
Total	$ 315,203	$ 10,253	$ 16,865	$ 52,764	$ 85,616

The following table reconciles adjusted net income to net income:

	Year ended December 31,		
	2011	2010	2009
Adjusted net income	**$ 141,792**	$ 107,301	$ 85,616
Unrealized gains (losses) on derivative instruments	**10,872**	(17,029)	(43,142)
Amortization of acquired intangible assets	**(22,412)**	(11,276)	(5,066)
Asset impairment charge	—	—	(814)
Non-cash adjustments related to tax receivable agreement	**(715)**	(214)	(599)
Gain on extinguishment of liability	—	—	136,485
Tax impact	**4,085**	8,847	(32,821)
Net income	**$ 133,622**	$ 87,629	$ 139,659

The tax impact of the foregoing adjustments is the difference between the Company's GAAP tax provision and a pro forma tax provision based upon the Company's adjusted net income before taxes. The methodology utilized for calculating the Company's adjusted net income tax provision is the same methodology utilized in calculating the Company's GAAP tax provision.

Geographic Data

	Year ended December 31,		
	2011	2010	2009
Total revenues:			
United States	**$ 482,536**	$ 368,922	$ 311,787
International	**70,540**	21,484	3,416
Total revenues	**$ 553,076**	$ 390,406	$ 315,203
Goodwill:			
United States	**$ 325,647**	$ 313,853	$ 313,853
International	**223,857**	223,202	1,374
Total goodwill	**$ 549,504**	$ 537,055	$ 315,227
Other intangible assets, net			
United States	**$ 29,204**	$ 23,564	$ 27,337
International	**80,452**	101,163	7,478
Total other intangibles assets, net	**$ 109,656**	$ 124,727	$ 34,815

21. Quarterly Financial Results (Unaudited)

Summarized quarterly results for the years ended December 31, 2011 and 2010, are as follows:

	Three months ended			
	March 31	June 30	September 30	December 31
2011				
Total revenues	**$ 120,090**	**$ 141,272**	**$ 151,878**	**$ 139,836**
Operating income	**$ 46,172**	**$ 61,175**	**$ 65,244**	**$ 60,733**
Net income	**$ 12,115**	**$ 40,615**	**$ 48,100**	**$ 32,792**
Earnings per share:				
Basic	**$ 0.31**	**$ 1.05**	**$ 1.24**	**$ 0.85**
Diluted	**$ 0.31**	**$ 1.04**	**$ 1.23**	**$ 0.84**
2010				
Total revenues	$ 83,846	$ 91,435	$ 100,229	$ 114,896
Operating income	$ 32,193	$ 39,347	$ 36,192	$ 42,977
Net income	$ 18,554	$ 30,036	$ 20,571	$ 18,468
Earnings per share:				
Basic	$ 0.48	$ 0.77	$ 0.54	$ 0.48
Diluted	$ 0.48	$ 0.77	$ 0.53	$ 0.47

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The principal executive officer and financial officer of Wright Express Corporation evaluated the effectiveness of the Company's disclosure controls and procedures as of the end of the period covered by this report. "Disclosure controls and procedures" are controls and other procedures of a company that are designed to ensure that information required to be disclosed by the company in the reports that it files or submits under the Securities Exchange Act of 1934, within the time periods specified in the SEC's rules and forms, is recorded, processed, summarized and reported, and is accumulated and communicated to the company's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. Based on their evaluation, the principal executive officer and principal financial officer of Wright Express Corporation concluded that the Company's disclosure controls and procedures were effective as of December 31, 2011.

Management's Annual Report on Internal Control Over Financial Reporting

Wright Express' management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Under the supervision and with the participation of management, including the principal executive officer and principal financial officer, an evaluation was conducted of the effectiveness of the internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by The Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in Internal Control – Integrated Framework, management concluded that Wright Express' internal control over financial reporting was effective as of December 31, 2011.

The effectiveness of our internal control over financial reporting as of December 31, 2011, has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the fiscal quarter ended December 31, 2011, that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Wright Express Corporation
South Portland, Maine

We have audited the internal control over financial reporting of Wright Express Corporation and subsidiaries (the "Company") as of December 31, 2011, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Annual Report on Internal Control Over Financial Reporting" appearing at Item 9A. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our report dated February 28, 2012 expressed an unqualified opinion on those financial statements.

/s/ DELOITTE & TOUCHE LLP

Boston, MA

February 28, 2012

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

See the information in the Company's proxy statement for the 2012 Annual Meeting of Stockholders captioned "Members of the Board of Directors," "Non-Director Members of the Executive Management Team," "Section 16(a) Beneficial Ownership Reporting Compliance," "Director Nominations," "Communications with the Board of Directors," "Board and Committee Meetings" and "Corporate Governance Information," which information is incorporated herein by reference.

Website Availability of Corporate Governance and Other Documents

The following documents are available on the Corporate Governance page of the investor relations section of the Company's website, www.wrightexpress.com: (1) the Code of Business Conduct and Ethics for Directors, (2) the Code of Ethics for Chief Executive and Senior Financial Officers, (3) the Company's Corporate Governance Guidelines and (4) key Board Committee charters, including charters for the Audit, Corporate Governance and Compensation Committees. Stockholders also may obtain printed copies of these documents by submitting a written request to Investor Relations, Wright Express, 97 Darling Avenue, South Portland, Maine USA 04106. The Company intends to post on its website, www.wrightexpress.com, all disclosures that are required by law or New York Stock Exchange listing standards concerning any amendments to, or waivers from, the provisions of the documents referenced in (1) and (2) above.

ITEM 11. EXECUTIVE COMPENSATION

See the information in the Company's proxy statement for the 2012 Annual Meeting of Stockholders captioned "Executive Compensation" and the related subsections, "Director Compensation" and "Compensation Committee Interlocks and Insider Participation," which information is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

See the information in the Company's proxy statement for the 2012 Annual Meeting of Stockholders captioned "Securities Authorized for Issuance Under Equity Compensation Plans" and "Principal Stockholders" and the related subsections, which information is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

See the information in the Company's proxy statement for the 2012 Annual Meeting of Stockholders captioned "Director Independence" and "Certain Relationships and Related Transactions," which information is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

See the section of the Company's proxy statement for the 2012 Annual Meeting of Stockholders captioned "Auditor Selection and Fees," which information is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

The following documents are filed as part of this report:

1. Financial Statements (see Index to Financial Statements on page 38).

Exhibit No.	Description
2.1	Share Purchase Agreement among RD Card Holdings Limited, Wright Express Australia Holdings PTY LTD and Wright Express Corporation (incorporated by reference to Exhibit No. 2.1 to our Current Report on Form 8-K filed with the SEC on September 20, 2010, File No. 001-32426)
3.1	Certificate of Incorporation (incorporated by reference to Exhibit No. 3.1 to our Current Report on Form 8-K filed with the SEC on March 1, 2005, File No. 001-32426)
3.2	Amended and Restated By-Laws (incorporated by reference to Exhibit No. 3.1 to our Current Report on Form 8-K filed with the SEC on November 20, 2008, File No. 001-32426)
4.1	Rights Agreement dated as of February 16, 2005, by and between Wright Express Corporation and Wachovia Bank, National Association (incorporated by reference to Exhibit No. 4.1 to our Current Report on Form 8-K filed with the SEC on March 1, 2005, File No. 001-32426)
10.1	Form of director indemnification agreement (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on June 8, 2009, File No. 001-32426)
10.2	Tax Receivable Agreement, dated as of February 22, 2005, by and between Cendant Corporation and Wright Express Corporation (incorporated by reference to Exhibit No. 10.3 to our Current Report on Form 8-K filed with the SEC on March 1, 2005, File No. 001-32426)
10.3	Tax Receivable Prepayment Agreement dated June 26, 2009 by and between Wright Express Corporation and Realogy Corporation (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on July 7, 2009, File No. 001-32426)
10.4	Ratification Agreement dated June 26, 2009 by and among Wright Express Corporation, Realogy Corporation, Wyndham Worldwide Corporation and Avis Budget Group, Inc. (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on July 7, 2009, File No. 001-32426)
10.5	Guarantee, dated as of June 26, 2009, by Apollo Investment Fund VI, L.P., Apollo Overseas Partners VI, L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware892) VI, L.P. and Apollo Overseas Partners (Germany) VI, L.P. in favor of Wright Express Corporation (incorporated by reference to Exhibit No. 10.3 to our Quarterly Report on Form 10-Q filed with the SEC on July 30, 2009, File No. 001-324426)
10.6	Credit Agreement, dated as of May 22, 2007, among Wright Express Corporation, as borrower, Bank of America, N.A., as administrative agent, swing line lender and L/C issuer, Banc of America Securities LLC and SunTrust Robinson Humphrey, a division of SunTrust Capital Markets, Inc., as joint lead arrangers and joint book managers, SunTrust Bank, Inc., as syndication agent, BMO Capital Markets, KeyBank National Association, and TD Banknorth, N.A., as co-documentation agents, and the other lenders party thereto (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on May 29, 2007, File No. 001-32426)
10.7	Guaranty, dated as of May 22, 2007, by and among Wright Express Corporation, the subsidiary guarantors party thereto, and Bank of America, N.A., as administrative agent for the lenders party to the Credit Agreement (incorporated by reference to Exhibit No. 10.2 to our Current Report on Form 8-K filed with the SEC on May 29, 2007, File No. 001-32426)
10.8	Incremental Amendment Agreement among Wright Express Corporation, as borrower; Bank of America, N.A., as administrative agent, swing line lender and L/C issuer; Banc of America Securities LLC; SunTrust Robinson Humphrey, a division of SunTrust Capital Markets, Inc., as joint lead arrangers and joint book managers; SunTrust Bank, Inc., as syndication agent; and with other lenders (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on June 3, 2008, File No. 001-32426)
10.9	Amendment to Credit Agreement, dated as of June 26, 2009, among Wright Express Corporation, as borrower, each lender from time to time party thereto and Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer (incorporated by reference to Exhibit No. 10.4 to our Quarterly Report on Form 10-Q filed with the SEC on July 30, 2009, File No. 001-324426)
10.10	Credit Agreement, dated as of May 23, 2011, by and among Wright Express Corporation and certain of its subsidiaries, as

borrowers, Wright Express Card Holdings Australia Pty Ltd, Bank of America, N.A., as administrative agent, swing line lender and L/C issuer, and the other lenders party thereto (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on May 26, 2011, File No. 001-32426)

	10.11	Guaranty, dated as of May 23, 2011, by and among Wright Express Corporation and Bank of America, N.A. (incorporated by reference to Exhibit No. 10.2 to our Current Report on Form 8-K filed with the SEC on May 26, 2011, File No. 001-32426)
	10.12	Domestic Subsidiary Guaranty, dated as of May 23, 2011, by and among Wright Express Corporation, certain Subsidiary Guarantors and Bank of America, N.A. (incorporated by reference to Exhibit No. 10.3 to our Current Report on Form 8-K filed with the SEC on May 26, 2011, File No. 001-32426)
	10.13	Pledge Agreement, dated as of May 23, 2011, by and among Wright Express Corporation, certain Domestic Subsidiary Guarantors and Bank of America, N.A. (incorporated by reference to Exhibit No. 10.4 to our Current Report on Form 8-K filed with the SEC on May 26, 2011, File No. 001-32426)
	10.14	Share Mortgage, dated as of May 23, 2011, by and among Wright Express Corporation and Bank of America, N.A. (incorporated by reference to Exhibit No. 10.5 to our Current Report on Form 8-K filed with the SEC on May 26, 2011, File No. 001-32426)
†	10.15	Wright Express Corporation Employee Stock Purchase Plan (incorporated by reference to Exhibit No. 10.7 to our Registration Statement on Form S-1 filed with the SEC on February 10, 2005, File No. 333-120679)
†	10.16	Wright Express Corporation Amended and Restated Non-Employee Directors Deferred Compensation Plan (incorporated by reference to Exhibit No. 10.2 to our Current Report on Form 8-K filed with the SEC on January 7, 2009, File No. 001-32426)
†	10.17	Amended and Restated Wright Express Corporation Executive Deferred Compensation Plan (incorporated by reference to Exhibit No. 10.3 to our Current Report on Form 8-K filed with the SEC on January 7, 2009, File No. 001-32426)
†	10.18	2010 Amended and Restated Wright Express Corporation Short Term Incentive Program (incorporated by reference to Exhibit No. 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on April 30, 2010, File No. 001-324426)**
†	10.19	2010 Wright Express Corporation Long Term Incentive Program (incorporated by reference to Exhibit No. 10.2 to our Quarterly Report on Form 10-Q filed with the SEC on April 30, 2010, File No. 001-32426)**
†	10.20	Wright Express Corporation Amended and Restated 2010 Growth Grant Long Term Incentive Program (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on May 5, 2011, File No. 001-32426)**
†	10.21	2011 Amended and Restated Wright Express Corporation Short-Term Incentive Program (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q filed with the SEC on May 5, 2011, File No. 001-32426)**
†	10.22	2011 Annual Grant Long-Term Incentive Program (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q filed with the SEC on May 5, 2011, File No. 001-32426)**
†	10.23	Amended and Restated Wright Express Corporation Severance Pay Plan for Officers (incorporated by reference to Exhibit No. 10.4 to our Current Report on Form 8-K filed with the SEC on January 7, 2009, File No. 001-32426)
†	10.24	Employment Agreement with Michael E. Dubyak (incorporated by reference to Exhibit No. 10.5 to our Current Report on Form 8-K filed with the SEC on January 7, 2009, File No. 001-32426)
†	10.25	Form of Employment Agreement for David Maxsimic and Melissa Smith (incorporated by reference to Exhibit No. 10.6 to our Current Report on Form 8-K filed with the SEC on January 7, 2009, File No. 001-32426)
†	10.26	Executive Retention Agreement, dated April 6, 2011, between David Maxsimic and Wright Express Corporation (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on April 12, 2011, File No. 001-32426)
†	10.27	Form of Employment Agreement for Robert Cornett, Hilary Rapkin and Jamie Morin (incorporated by reference to Exhibit No. 10.7 to our Current Report on Form 8-K filed with the SEC on January 7, 2009, File No. 001-32426)
†	10.28	Form of Employment Agreement for George Hogan and Richard Stecklair (incorporated by reference to Exhibit No. 10.20 to our Annual Report on Form 10-K filed with the SEC on February 26, 2010, File No. 001-32426)
†	10.29	Wright Express UK Limited and Gareth Gumbley Service Agreement, effective January 1, 2011 (incorporated by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q filed with the SEC on May 5, 2011, File No. 001-32426)
†	10.30	Form of Long Term Incentive Program Award Agreement under the Amended and Restated Wright Express Corporation

		2005 Equity and Incentive Plan (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on April 6, 2006, File No. 001-32426)
†	10.31	Form of Non-Employee Director Long Term Incentive Program Award Agreement under the Amended and Restated Wright Express Corporation 2005 Equity and Incentive Plan (for grants received prior to December 31, 2006) (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q filed with the SEC on August 5, 2008, File No. 001-32426)
†	10.32	Form of Non-Employee Director Long Term Incentive Program Award Agreement under the Amended and Restated Wright Express Corporation 2005 Equity and Incentive Plan (for grants received subsequent to December 31, 2006) (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q filed with the SEC on August 5, 2008, File No. 001-32426)
†	10.33	Form of Wright Express Corporation Long Term Incentive Program 2010 Growth Grant Restricted Stock Unit Award Agreement under the Amended and Restated Wright Express Corporation 2005 Equity and Incentive Plan (incorporated by reference to Exhibit No. 10.3 to our Quarterly Report on Form 10-Q filed with the SEC on April 30, 2010, File No. 001-32426)
†	10.34	Form of Wright Express Corporation Long Term Incentive Program 2010 Growth Grant Performance-Based Restricted Stock Unit Award Agreement under the Amended and Restated Wright Express Corporation 2005 Equity and Incentive Plan (incorporated by reference to Exhibit No. 10.4 to our Quarterly Report on Form 10-Q filed with the SEC on April 30, 2010, File No. 001-32426)
†	10.35	Form of Wright Express Corporation Long Term Incentive Program 2010 Growth Grant Stock Non-Statutory Stock Option Award Agreement under the Amended and Restated Wright Express Corporation 2005 Equity and Incentive Plan (incorporated by reference to Exhibit No. 10.5 to our Quarterly Report on Form 10-Q filed with the SEC on April 30, 2010, File No. 001-32426)
†	10.36	Form of Wright Express Corporation Option Agreement under the Wright Express Corporation 2010 Equity and Incentive Plan (incorporated by reference to Exhibit No. 10.29 to our Annual Report on Form 10-K filed with the SEC on February 28, 2011, File No. 001-32426)
†	10.37	Form of Wright Express Corporation Restricted Stock Unit Agreement under the Wright Express Corporation 2010 Equity and Incentive Plan (incorporated by reference to Exhibit No. 10.30 to our Annual Report on Form 10-K filed with the SEC on February 28, 2011, File No. 001-32426)
†	10.38	Form of Wright Express Corporation Non-Employee Director Compensation Plan Award Agreement under the Wright Express Corporation 2010 Equity and Incentive Plan (incorporated by reference to Exhibit No. 10.31 to our Annual Report on Form 10-K filed with the SEC on February 28, 2011, File No. 001-32426)
	10.39	ISDA Master Agreement and Schedule between CITIBANK, National Association and Wright Express Corporation, dated as of April 20, 2005 (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on April 27, 2005, File No. 001-32426)
	10.40	Confirmation of transaction between CITIBANK, National Association and Wright Express Corporation, dated April 21, 2005 (incorporated by reference to Exhibit No. 10.2 to our Current Report on Form 8-K filed with the SEC on April 27, 2005, File No. 001-32426)
	10.41	ISDA Master Agreement between Fleet National Bank and Wright Express Corporation, dated as of April 20, 2005 (incorporated by reference to Exhibit No. 10.3 to our Current Report on Form 8-K filed with the SEC on April 27, 2005, File No. 001-32426)
	10.42	ISDA Schedule to the Master Agreement between Fleet National Bank and Wright Express Corporation, dated as of April 20, 2005 (incorporated by reference to Exhibit No. 10.4 to our Current Report on Form 8-K filed with the SEC on April 27, 2005, File No. 001-32426)
	10.43	Confirmation of transaction between Fleet National Bank and Wright Express Corporation, dated April 21, 2005 (incorporated by reference to Exhibit No. 10.5 to our Current Report on Form 8-K filed with the SEC on April 27, 2005, File No. 001-32426)
	10.44	Form of confirmation evidencing purchases of Nymex Unleaded Regular Gasoline put options and call options by Wright Express Corporation from J. Aron & Company (incorporated by reference to Exhibit 10.18 to our Quarterly Report on Form 10-Q filed with the SEC on October 28, 2005, File No. 001-32426)
	10.45	Form of confirmation evidencing purchases of Nymex Diesel put options and call options by Wright Express Corporation from J. Aron & Company (incorporated by reference to Exhibit 10.19 to our Quarterly Report on Form 10-Q filed with the SEC on October 28, 2005, File No. 001-32426)
	10.46	ISDA Credit Support Annex to the Schedule Master Agreement between Bank of America, N.A. (successor to Fleet National Bank) and Wright Express Corporation, dated as of August 28, 2006 (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on November 20, 2006, File No. 001-32426)

10.47	Amendment to the ISDA Master Agreement between Bank of America, N.A. (successor to Fleet National Bank) and Wright Express Corporation, dated as of August 28, 2006 (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q filed with the SEC on November 20, 2006, File No. 001-32426)
10.48	Form of confirmation evidencing purchases and sales of Diesel put options and call options by Wright Express Corporation from Bank of America, N.A. (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q filed with the SEC on August 7, 2007, File No. 001-32426)
10.49	Form of confirmation evidencing purchases and sales of Nymex Unleaded Regular Gasoline put options and call options by Wright Express Corporation from Bank of America, N.A. (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on August 7, 2007, File No. 001-32426)
10.50	Novation Agreement and New ISDA Agreement, dated as of October 23, 2009, among Wright Express Corporation, Bank of America, N.A., and Merrill Lynch Commodities, Inc. (incorporated by reference to Exhibit No. 10.35 to our Annual Report on Form 10-K filed with the SEC on February 26, 2010, File No. 001-32426)
10.51	ISDA Master Agreement and Schedule between Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch and Wright Express Corporation, dated as of June 14, 2007 (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q filed with the SEC on November 7, 2007, File No. 001-32426)
10.52	Confirmation of transaction between Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch and Wright Express Corporation, dated as of July 18, 2007 (incorporated by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q filed with the SEC on November 7, 2007, File No. 001-32426)
10.53	ISDA Master Agreement and Schedule between SunTrust Bank and Wright Express Corporation, dated as of April 5, 2005 (incorporated by reference to Exhibit 10.5 to our Quarterly Report on Form 10-Q filed with the SEC on November 7, 2007, File No. 001-32426)
10.54	Amendment to ISDA Master Agreement, dated as of May 20, 2011, between SunTrust Bank and Wright Express Corporation (incorporated by reference to Exhibit 10.7 to our Quarterly Report on Form 10-Q filed with the SEC on August 8, 2011, File No. 001-32426)
10.55	Confirmation of transaction between SunTrust Bank and Wright Express Corporation, dated as of July 18, 2007 (incorporated by reference to Exhibit 10.6 to our Quarterly Report on Form 10-Q filed with the SEC on November 7, 2007, File No. 001-32426)
10.56	Confirmation of transaction between SunTrust Bank and Wright Express Corporation, dated as of July 22, 2009 (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on July 24, 2009, File No. 001-32426)
10.57	Confirmation of transaction between SunTrust Bank and Wright Express Corporation, dated as of September 20, 2010 evidencing purchase of interest rate swap (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on September 22, 2010, File No. 001-32426)
10.58	ISDA Master Agreement and Schedule between KeyBank National Association and Wright Express Corporation, dated as of June 15, 2007 (incorporated by reference to Exhibit 10.7 to our Quarterly Report on Form 10-Q filed with the SEC on November 7, 2007, File No. 001-32426)
10.59	Confirmation of transaction between KeyBank National Association and Wright Express Corporation, dated as of August 22, 2007 (incorporated by reference to Exhibit 10.8 to our Quarterly Report on Form 10-Q filed with the SEC on November 7, 2007, File No. 001-32426)
10.60	ISDA Master Agreement and Schedule between Wachovia Bank, National Association and Wright Express Corporation, dated as of July 18, 2007 (incorporated by reference to Exhibit No. 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on May 8, 2008, File No. 001-32426)
10.61	Form of confirmation evidencing purchases of Nymex Unleaded Regular Gasoline put options and call options by Wright Express Corporation from Wachovia Bank, National Association (incorporated by reference to Exhibit No. 10.2 to our Quarterly Report on Form 10-Q filed with the SEC on May 8, 2008, File No. 001-32426)
10.62	ISDA Master Agreement between Barclays Bank PLC and Wright Express Corporation, dated as of March 10, 2010 (incorporated by reference to Exhibit No. 10.6 to our Quarterly Report on Form 10-Q filed with the SEC on April 30, 2010, File No. 001-32426)
10.63	ISDA Schedule to the Master Agreement between Barclays Bank PLC and Wright Express Corporation, dated as of March 10, 2010 (incorporated by reference to Exhibit No. 10.7 to our Quarterly Report on Form 10-Q filed with the SEC on April 30, 2010, File No. 001-32426)
10.64	Credit Support Annex to the Schedule to the ISDA Master Agreement between Barclays Bank PLC and Wright Express

		Corporation, dated as of March 10, 2010 (incorporated by reference to Exhibit No. 10.8 to our Quarterly Report on Form 10-Q filed with the SEC on April 30, 2010, File No. 001-32426)
	10.65	The First Amendment, dated as of March 23, 2010, to the Schedule to the ISDA Master Agreement dated as of July 18, 2007 between Wells Fargo Bank, N.A. (formerly known as Wachovia Bank, National Association) and Wright Express Corporation (incorporated by reference to Exhibit No. 10.9 to our Quarterly Report on Form 10-Q filed with the SEC on April 30, 2010, File No. 001-32426)
	10.66	ISDA Master and Consolidation Agreement, dated as of March 23, 2010, to the Schedule to the Master Agreement dated as of July 18, 2007 between Wells Fargo Bank, N.A. (formerly known as Wachovia Bank, National Association) and Wright Express Corporation (incorporated by reference to Exhibit No. 10.10 to our Quarterly Report on Form 10-Q filed with the SEC on April 30, 2010, File No. 001-32426)
	10.67	Credit Support Annex to the Schedule to the ISDA Master Agreement, dated as of July 18, 2007, between Wachovia Bank, National Association, and Wright Express Corporation (incorporated by reference to Exhibit No. 10.11 to our Quarterly Report on Form 10-Q filed with the SEC on April 30, 2010, File No. 001-32426)
	10.68	Form of confirmation evidencing purchases of diesel fuel put options and call options by Wright Express Corporation from Wells Fargo Bank, NA (incorporated by reference to Exhibit No. 10.12 to our Quarterly Report on Form 10-Q filed with the SEC on April 30, 2010, File No. 001-32426)
*	10.69	ISDA Master Agreement and Schedule between Bank of Montreal and Wright Express Corporation, dated as of July 8, 2010
*	10.70	Credit Support Annex to the Schedule to the ISDA Master Agreement between Bank of Montreal and Wright Express Corporation, dated as of July 8, 2010
*	10.71	Form of Confirmation evidencing purchases of commodities options by Wright Express Corporation from the Bank of Montreal
*	21.1	Subsidiaries of the registrant
*	23.1	Consent of Independent Registered Accounting Firm – Deloitte & Touche LLP
*	31.1	Certification of Chief Executive Officer of Wright Express Corporation pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended
*	31.2	Certification of Chief Financial Officer of Wright Express Corporation pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended
*	32.1	Certification of Chief Executive Officer of Wright Express Corporation pursuant to Rule 13a-14(b) promulgated under the Securities Exchange Act of 1934, as amended, and Section 1350 of Chapter 63 of Title 18 of the United States Code
*	32.2	Certification of Chief Financial Officer of Wright Express Corporation pursuant to Rule 13a-14(b) promulgated under the Securities Exchange Act of 1934, as amended, and Section 1350 of Chapter 63 of Title 18 of the United States Code
***	101.INS	XBRL Instance Document
***	101.SCH	XBRL Taxonomy Extension Schema Document
***	101.CAL	XBRL Taxonomy Calculation Linkbase Document
***	101.LAB	XBRL Taxonomy Label Linkbase Document
***	101.PRE	XBRL Taxonomy Presentation Linkbase Document

---

*	Filed with this report
**	Portions of exhibit have been omitted pursuant to a request for confidential treatment, which has been granted.
***	In accordance with Regulation S-T, the XBRL-related information in Exhibit 101 to this Annual Report on Form 10-K shall be deemed to be "furnished" and not "filed".
†	Denotes a management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of this Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WRIGHT EXPRESS CORPORATION

February 28, 2012

By: /s/ Steven A. Elder
Steven A. Elder
Senior Vice President and Chief Financial Officer
(principal financial and accounting officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

February 28, 2012	/s/ Michael E. Dubyak Michael E. Dubyak *President, Chief Executive Officer and Chairman of the Board of Directors (principal executive officer)*
February 28, 2012	/s/ Steven A. Elder Steven A. Elder *Senior Vice President and Chief Financial Officer (principal financial and accounting officer)*
February 28, 2012	/s/ Rowland T. Moriarty Rowland T. Moriarty *Lead Director*
February 28, 2012	/s/ Shikhar Ghosh Shikhar Ghosh *Director*
February 28, 2012	/s/ Ronald T. Maheu Ronald T. Maheu *Director*
February 28, 2012	/s/ George L. McTavish George L. McTavish *Director*
February 28, 2012	/s/ Kirk Pond Kirk Pond *Director*
February 28, 2012	/s/ Regina O. Sommer Regina O. Sommer *Director*
February 28, 2012	/s/ Jack A. VanWoerkom Jack A. VanWoerkom *Director*

EXHIBIT INDEX

Exhibit No.	Description
2.1	Share Purchase Agreement among RD Card Holdings Limited, Wright Express Australia Holdings PTY LTD and Wright Express Corporation (incorporated by reference to Exhibit No. 2.1 to our Current Report on Form 8-K filed with the SEC on September 20, 2010, File No. 001-32426)
3.1	Certificate of Incorporation (incorporated by reference to Exhibit No. 3.1 to our Current Report on Form 8-K filed with the SEC on March 1, 2005, File No. 001-32426)
3.2	Amended and Restated By-Laws (incorporated by reference to Exhibit No. 3.1 to our Current Report on Form 8-K filed with the SEC on November 20, 2008, File No. 001-32426)
4.1	Rights Agreement dated as of February 16, 2005, by and between Wright Express Corporation and Wachovia Bank, National Association (incorporated by reference to Exhibit No. 4.1 to our Current Report on Form 8-K filed with the SEC on March 1, 2005, File No. 001-32426)
10.1	Form of director indemnification agreement (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on June 8, 2009, File No. 001-32426)
10.2	Tax Receivable Agreement, dated as of February 22, 2005, by and between Cendant Corporation and Wright Express Corporation (incorporated by reference to Exhibit No. 10.3 to our Current Report on Form 8-K filed with the SEC on March 1, 2005, File No. 001-32426)
10.3	Tax Receivable Prepayment Agreement dated June 26, 2009 by and between Wright Express Corporation and Realogy Corporation (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on July 7, 2009, File No. 001-32426)
10.4	Ratification Agreement dated June 26, 2009 by and among Wright Express Corporation, Realogy Corporation, Wyndham Worldwide Corporation and Avis Budget Group, Inc. (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on July 7, 2009, File No. 001-32426)
10.5	Guarantee, dated as of June 26, 2009, by Apollo Investment Fund VI, L.P., Apollo Overseas Partners VI, L.P., Apollo Overseas Partners (Delaware) VI, L.P., Apollo Overseas Partners (Delaware892) VI, L.P. and Apollo Overseas Partners (Germany) VI, L.P. in favor of Wright Express Corporation (incorporated by reference to Exhibit No. 10.3 to our Quarterly Report on Form 10-Q filed with the SEC on July 30, 2009, File No. 001-324426)
10.6	Credit Agreement, dated as of May 22, 2007, among Wright Express Corporation, as borrower, Bank of America, N.A., as administrative agent, swing line lender and L/C issuer, Banc of America Securities LLC and SunTrust Robinson Humphrey, a division of SunTrust Capital Markets, Inc., as joint lead arrangers and joint book managers, SunTrust Bank, Inc., as syndication agent, BMO Capital Markets, KeyBank National Association, and TD Banknorth, N.A., as co-documentation agents, and the other lenders party thereto (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on May 29, 2007, File No. 001-32426)
10.7	Guaranty, dated as of May 22, 2007, by and among Wright Express Corporation, the subsidiary guarantors party thereto, and Bank of America, N.A., as administrative agent for the lenders party to the Credit Agreement (incorporated by reference to Exhibit No. 10.2 to our Current Report on Form 8-K filed with the SEC on May 29, 2007, File No. 001-32426)
10.8	Incremental Amendment Agreement among Wright Express Corporation, as borrower; Bank of America, N.A., as administrative agent, swing line lender and L/C issuer; Banc of America Securities LLC; SunTrust Robinson Humphrey, a division of SunTrust Capital Markets, Inc., as joint lead arrangers and joint book managers; SunTrust Bank, Inc., as syndication agent; and with other lenders (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on June 3, 2008, File No. 001-32426)
10.9	Amendment to Credit Agreement, dated as of June 26, 2009, among Wright Express Corporation, as borrower, each lender from time to time party thereto and Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer (incorporated by reference to Exhibit No. 10.4 to our Quarterly Report on Form 10-Q filed with the SEC on July 30, 2009, File No. 001-324426)
10.10	Credit Agreement, dated as of May 23, 2011, by and among Wright Express Corporation and certain of its subsidiaries, as borrowers, Wright Express Card Holdings Australia Pty Ltd, Bank of America, N.A., as administrative agent, swing line lender and L/C issuer, and the other lenders party thereto (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on May 26, 2011, File No. 001-32426)
10.11	Guaranty, dated as of May 23, 2011, by and among Wright Express Corporation and Bank of America, N.A. (incorporated by reference to Exhibit No. 10.2 to our Current Report on Form 8-K filed with the SEC on May 26, 2011, File No. 001-32426)

	10.12	Domestic Subsidiary Guaranty, dated as of May 23, 2011, by and among Wright Express Corporation, certain Subsidiary Guarantors and Bank of America, N.A. (incorporated by reference to Exhibit No. 10.3 to our Current Report on Form 8-K filed with the SEC on May 26, 2011, File No. 001-32426)
	10.13	Pledge Agreement, dated as of May 23, 2011, by and among Wright Express Corporation, certain Domestic Subsidiary Guarantors and Bank of America, N.A. (incorporated by reference to Exhibit No. 10.4 to our Current Report on Form 8-K filed with the SEC on May 26, 2011, File No. 001-32426)
	10.14	Share Mortgage, dated as of May 23, 2011, by and among Wright Express Corporation and Bank of America, N.A. (incorporated by reference to Exhibit No. 10.5 to our Current Report on Form 8-K filed with the SEC on May 26, 2011, File No. 001-32426)
†	10.15	Wright Express Corporation Employee Stock Purchase Plan (incorporated by reference to Exhibit No. 10.7 to our Registration Statement on Form S-1 filed with the SEC on February 10, 2005, File No. 333-120679)
†	10.16	Wright Express Corporation Amended and Restated Non-Employee Directors Deferred Compensation Plan (incorporated by reference to Exhibit No. 10.2 to our Current Report on Form 8-K filed with the SEC on January 7, 2009, File No. 001-32426)
†	10.17	Amended and Restated Wright Express Corporation Executive Deferred Compensation Plan (incorporated by reference to Exhibit No. 10.3 to our Current Report on Form 8-K filed with the SEC on January 7, 2009, File No. 001-32426)
†	10.18	2010 Amended and Restated Wright Express Corporation Short Term Incentive Program (incorporated by reference to Exhibit No. 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on April 30, 2010, File No. 001-324426)**
†	10.19	2010 Wright Express Corporation Long Term Incentive Program (incorporated by reference to Exhibit No. 10.2 to our Quarterly Report on Form 10-Q filed with the SEC on April 30, 2010, File No. 001-32426)**
†	10.20	Wright Express Corporation Amended and Restated 2010 Growth Grant Long Term Incentive Program (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on May 5, 2011, File No. 001-32426)**
†	10.21	2011 Amended and Restated Wright Express Corporation Short-Term Incentive Program (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q filed with the SEC on May 5, 2011, File No. 001-32426)**
†	10.22	2011 Annual Grant Long-Term Incentive Program (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q filed with the SEC on May 5, 2011, File No. 001-32426)**
†	10.23	Amended and Restated Wright Express Corporation Severance Pay Plan for Officers (incorporated by reference to Exhibit No. 10.4 to our Current Report on Form 8-K filed with the SEC on January 7, 2009, File No. 001-32426)
†	10.24	Employment Agreement with Michael E. Dubyak (incorporated by reference to Exhibit No. 10.5 to our Current Report on Form 8-K filed with the SEC on January 7, 2009, File No. 001-32426)
†	10.25	Form of Employment Agreement for David Maxsimic and Melissa Smith (incorporated by reference to Exhibit No. 10.6 to our Current Report on Form 8-K filed with the SEC on January 7, 2009, File No. 001-32426)
†	10.26	Executive Retention Agreement, dated April 6, 2011, between David Maxsimic and Wright Express Corporation (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on April 12, 2011, File No. 001-32426)
†	10.27	Form of Employment Agreement for Robert Cornett, Hilary Rapkin and Jamie Morin (incorporated by reference to Exhibit No. 10.7 to our Current Report on Form 8-K filed with the SEC on January 7, 2009, File No. 001-32426)
†	10.28	Form of Employment Agreement for George Hogan and Richard Stecklair (incorporated by reference to Exhibit No. 10.20 to our Annual Report on Form 10-K filed with the SEC on February 26, 2010, File No. 001-32426)
†	10.29	Wright Express UK Limited and Gareth Gumbley Service Agreement, effective January 1, 2011 (incorporated by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q filed with the SEC on May 5, 2011, File No. 001-32426)
†	10.30	Form of Long Term Incentive Program Award Agreement under the Amended and Restated Wright Express Corporation 2005 Equity and Incentive Plan (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on April 6, 2006, File No. 001-32426)
†	10.31	Form of Non-Employee Director Long Term Incentive Program Award Agreement under the Amended and Restated Wright Express Corporation 2005 Equity and Incentive Plan (for grants received prior to December 31, 2006) (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q filed with the SEC on August 5, 2008, File No. 001-32426)

†	10.32	Form of Non-Employee Director Long Term Incentive Program Award Agreement under the Amended and Restated Wright Express Corporation 2005 Equity and Incentive Plan (for grants received subsequent to December 31, 2006) (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q filed with the SEC on August 5, 2008, File No. 001-32426)
†	10.33	Form of Wright Express Corporation Long Term Incentive Program 2010 Growth Grant Restricted Stock Unit Award Agreement under the Amended and Restated Wright Express Corporation 2005 Equity and Incentive Plan (incorporated by reference to Exhibit No. 10.3 to our Quarterly Report on Form 10-Q filed with the SEC on April 30, 2010, File No. 001-32426)
†	10.34	Form of Wright Express Corporation Long Term Incentive Program 2010 Growth Grant Performance-Based Restricted Stock Unit Award Agreement under the Amended and Restated Wright Express Corporation 2005 Equity and Incentive Plan (incorporated by reference to Exhibit No. 10.4 to our Quarterly Report on Form 10-Q filed with the SEC on April 30, 2010, File No. 001-32426)
†	10.35	Form of Wright Express Corporation Long Term Incentive Program 2010 Growth Grant Stock Non-Statutory Stock Option Award Agreement under the Amended and Restated Wright Express Corporation 2005 Equity and Incentive Plan (incorporated by reference to Exhibit No. 10.5 to our Quarterly Report on Form 10-Q filed with the SEC on April 30, 2010, File No. 001-32426)
†	10.36	Form of Wright Express Corporation Option Agreement under the Wright Express Corporation 2010 Equity and Incentive Plan (incorporated by reference to Exhibit No. 10.29 to our Annual Report on Form 10-K filed with the SEC on February 28, 2011, File No. 001-32426)
†	10.37	Form of Wright Express Corporation Restricted Stock Unit Agreement under the Wright Express Corporation 2010 Equity and Incentive Plan (incorporated by reference to Exhibit No. 10.30 to our Annual Report on Form 10-K filed with the SEC on February 28, 2011, File No. 001-32426)
†	10.38	Form of Wright Express Corporation Non-Employee Director Compensation Plan Award Agreement under the Wright Express Corporation 2010 Equity and Incentive Plan (incorporated by reference to Exhibit No. 10.31 to our Annual Report on Form 10-K filed with the SEC on February 28, 2011, File No. 001-32426)
	10.39	ISDA Master Agreement and Schedule between CITIBANK, National Association and Wright Express Corporation, dated as of April 20, 2005 (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on April 27, 2005, File No. 001-32426)
	10.40	Confirmation of transaction between CITIBANK, National Association and Wright Express Corporation, dated April 21, 2005 (incorporated by reference to Exhibit No. 10.2 to our Current Report on Form 8-K filed with the SEC on April 27, 2005, File No. 001-32426)
	10.41	ISDA Master Agreement between Fleet National Bank and Wright Express Corporation, dated as of April 20, 2005 (incorporated by reference to Exhibit No. 10.3 to our Current Report on Form 8-K filed with the SEC on April 27, 2005, File No. 001-32426)
	10.42	ISDA Schedule to the Master Agreement between Fleet National Bank and Wright Express Corporation, dated as of April 20, 2005 (incorporated by reference to Exhibit No. 10.4 to our Current Report on Form 8-K filed with the SEC on April 27, 2005, File No. 001-32426)
	10.43	Confirmation of transaction between Fleet National Bank and Wright Express Corporation, dated April 21, 2005 (incorporated by reference to Exhibit No. 10.5 to our Current Report on Form 8-K filed with the SEC on April 27, 2005, File No. 001-32426)
	10.44	Form of confirmation evidencing purchases of Nymex Unleaded Regular Gasoline put options and call options by Wright Express Corporation from J. Aron & Company (incorporated by reference to Exhibit 10.18 to our Quarterly Report on Form 10-Q filed with the SEC on October 28, 2005, File No. 001-32426)
	10.45	Form of confirmation evidencing purchases of Nymex Diesel put options and call options by Wright Express Corporation from J. Aron & Company (incorporated by reference to Exhibit 10.19 to our Quarterly Report on Form 10-Q filed with the SEC on October 28, 2005, File No. 001-32426)
	10.46	ISDA Credit Support Annex to the Schedule Master Agreement between Bank of America, N.A. (successor to Fleet National Bank) and Wright Express Corporation, dated as of August 28, 2006 (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on November 20, 2006, File No. 001-32426)
	10.47	Amendment to the ISDA Master Agreement between Bank of America, N.A. (successor to Fleet National Bank) and Wright Express Corporation, dated as of August 28, 2006 (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q filed with the SEC on November 20, 2006, File No. 001-32426)
	10.48	Form of confirmation evidencing purchases and sales of Diesel put options and call options by Wright Express Corporation from Bank of America, N.A. (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q filed with the

SEC on August 7, 2007, File No. 001-32426)

10.49	Form of confirmation evidencing purchases and sales of Nymex Unleaded Regular Gasoline put options and call options by Wright Express Corporation from Bank of America, N.A. (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on August 7, 2007, File No. 001-32426)
10.50	Novation Agreement and New ISDA Agreement, dated as of October 23, 2009, among Wright Express Corporation, Bank of America, N.A., and Merrill Lynch Commodities, Inc. (incorporated by reference to Exhibit No. 10.35 to our Annual Report on Form 10-K filed with the SEC on February 26, 2010, File No. 001-32426)
10.51	ISDA Master Agreement and Schedule between Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch and Wright Express Corporation, dated as of June 14, 2007 (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q filed with the SEC on November 7, 2007, File No. 001-32426)
10.52	Confirmation of transaction between Bank of Tokyo-Mitsubishi UFJ, Ltd., New York Branch and Wright Express Corporation, dated as of July 18, 2007 (incorporated by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q filed with the SEC on November 7, 2007, File No. 001-32426)
10.53	ISDA Master Agreement and Schedule between SunTrust Bank and Wright Express Corporation, dated as of April 5, 2005 (incorporated by reference to Exhibit 10.5 to our Quarterly Report on Form 10-Q filed with the SEC on November 7, 2007, File No. 001-32426)
10.54	Amendment to ISDA Master Agreement, dated as of May 20, 2011, between SunTrust Bank and Wright Express Corporation (incorporated by reference to Exhibit 10.7 to our Quarterly Report on Form 10-Q filed with the SEC on August 8, 2011, File No. 001-32426)
10.55	Confirmation of transaction between SunTrust Bank and Wright Express Corporation, dated as of July 18, 2007 (incorporated by reference to Exhibit 10.6 to our Quarterly Report on Form 10-Q filed with the SEC on November 7, 2007, File No. 001-32426)
10.56	Confirmation of transaction between SunTrust Bank and Wright Express Corporation, dated as of July 22, 2009 (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on July 24, 2009, File No. 001-32426)
10.57	Confirmation of transaction between SunTrust Bank and Wright Express Corporation, dated as of September 20, 2010 evidencing purchase of interest rate swap (incorporated by reference to Exhibit No. 10.1 to our Current Report on Form 8-K filed with the SEC on September 22, 2010, File No. 001-32426)
10.58	ISDA Master Agreement and Schedule between KeyBank National Association and Wright Express Corporation, dated as of June 15, 2007 (incorporated by reference to Exhibit 10.7 to our Quarterly Report on Form 10-Q filed with the SEC on November 7, 2007, File No. 001-32426)
10.59	Confirmation of transaction between KeyBank National Association and Wright Express Corporation, dated as of August 22, 2007 (incorporated by reference to Exhibit 10.8 to our Quarterly Report on Form 10-Q filed with the SEC on November 7, 2007, File No. 001-32426)
10.60	ISDA Master Agreement and Schedule between Wachovia Bank, National Association and Wright Express Corporation, dated as of July 18, 2007 (incorporated by reference to Exhibit No. 10.1 to our Quarterly Report on Form 10-Q filed with the SEC on May 8, 2008, File No. 001-32426)
10.61	Form of confirmation evidencing purchases of Nymex Unleaded Regular Gasoline put options and call options by Wright Express Corporation from Wachovia Bank, National Association (incorporated by reference to Exhibit No. 10.2 to our Quarterly Report on Form 10-Q filed with the SEC on May 8, 2008, File No. 001-32426)
10.62	ISDA Master Agreement between Barclays Bank PLC and Wright Express Corporation, dated as of March 10, 2010 (incorporated by reference to Exhibit No. 10.6 to our Quarterly Report on Form 10-Q filed with the SEC on April 30, 2010, File No. 001-32426)
10.63	ISDA Schedule to the Master Agreement between Barclays Bank PLC and Wright Express Corporation, dated as of March 10, 2010 (incorporated by reference to Exhibit No. 10.7 to our Quarterly Report on Form 10-Q filed with the SEC on April 30, 2010, File No. 001-32426)
10.64	Credit Support Annex to the Schedule to the ISDA Master Agreement between Barclays Bank PLC and Wright Express Corporation, dated as of March 10, 2010 (incorporated by reference to Exhibit No. 10.8 to our Quarterly Report on Form 10-Q filed with the SEC on April 30, 2010, File No. 001-32426)
10.65	The First Amendment, dated as of March 23, 2010, to the Schedule to the ISDA Master Agreement dated as of July 18, 2007 between Wells Fargo Bank, N.A. (formerly known as Wachovia Bank, National Association) and Wright Express Corporation (incorporated by reference to Exhibit No. 10.9 to our Quarterly Report on Form 10-Q filed with the SEC on April 30, 2010, File No. 001-32426)

	10.66	ISDA Master and Consolidation Agreement, dated as of March 23, 2010, to the Schedule to the Master Agreement dated as of July 18, 2007 between Wells Fargo Bank, N.A. (formerly known as Wachovia Bank, National Association) and Wright Express Corporation (incorporated by reference to Exhibit No. 10.10 to our Quarterly Report on Form 10-Q filed with the SEC on April 30, 2010, File No. 001-32426)
	10.67	Credit Support Annex to the Schedule to the ISDA Master Agreement, dated as of July 18, 2007, between Wachovia Bank, National Association, and Wright Express Corporation (incorporated by reference to Exhibit No. 10.11 to our Quarterly Report on Form 10-Q filed with the SEC on April 30, 2010, File No. 001-32426)
	10.68	Form of confirmation evidencing purchases of diesel fuel put options and call options by Wright Express Corporation from Wells Fargo Bank, NA (incorporated by reference to Exhibit No. 10.12 to our Quarterly Report on Form 10-Q filed with the SEC on April 30, 2010, File No. 001-32426)
*	10.69	ISDA Master Agreement and Schedule between Bank of Montreal and Wright Express Corporation, dated as of July 8, 2010
*	10.70	Credit Support Annex to the Schedule to the ISDA Master Agreement between Bank of Montreal and Wright Express Corporation, dated as of July 8, 2010
*	10.71	Form of Confirmation evidencing purchases of commodities options by Wright Express Corporation from the Bank of Montreal
*	21.1	Subsidiaries of the registrant
*	23.1	Consent of Independent Registered Accounting Firm – Deloitte & Touche LLP
*	31.1	Certification of Chief Executive Officer of Wright Express Corporation pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended
*	31.2	Certification of Chief Financial Officer of Wright Express Corporation pursuant to Rule 13a-14(a) promulgated under the Securities Exchange Act of 1934, as amended
*	32.1	Certification of Chief Executive Officer of Wright Express Corporation pursuant to Rule 13a-14(b) promulgated under the Securities Exchange Act of 1934, as amended, and Section 1350 of Chapter 63 of Title 18 of the United States Code
*	32.2	Certification of Chief Financial Officer of Wright Express Corporation pursuant to Rule 13a-14(b) promulgated under the Securities Exchange Act of 1934, as amended, and Section 1350 of Chapter 63 of Title 18 of the United States Code
***	101.INS	XBRL Instance Document
***	101.SCH	XBRL Taxonomy Extension Schema Document
***	101.CAL	XBRL Taxonomy Calculation Linkbase Document
***	101.LAB	XBRL Taxonomy Label Linkbase Document
***	101.PRE	XBRL Taxonomy Presentation Linkbase Document

---

*	Filed with this report
**	Portions of exhibit have been omitted pursuant to a request for confidential treatment, which has been granted.
***	In accordance with Regulation S-T, the XBRL-related information in Exhibit 101 to this Annual Report on Form 10-K shall be deemed to be "furnished" and not "filed".
†	Denotes a management contract or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 15(b) of this Form 10-K.

CORPORATE INFORMATION

DIRECTORS

Michael E. Dubyak
Chairman, President and
Chief Executive Officer
of Wright Express Corporation

Rowland T. Moriarty
President and
Chief Executive Officer
of Cubex Corporation

Shikhar Ghosh
Professor, Harvard Business School

Ronald T. Maheu
Financial and Business Consultant

Larry McTavish
Chief Executive Officer
and Chairman of
Source Medical Corporation

Kirk Pond
Former Chairman,
President and CEO of Fairchild
Semiconductor International, Inc.

Regina O. Sommer
Financial and Business Consultant

Jack A. VanWoerkom
Former General Counsel and
Corporate Secretary of
The Home Depot, Inc.

EXECUTIVE OFFICERS

Michael E. Dubyak
Chairman, President and
Chief Executive Officer

Melissa D. Smith
President, The Americas

Steven Elder
Senior Vice President and
Chief Financial Officer

Gareth Gumbley
Executive Vice President,
Wright Express International

David D. Maxsimic
Executive Vice President,
Sales and Marketing

George Hogan
Senior Vice President and
Chief Information Officer

Jamie Morin
Senior Vice President,
Client Services Organization

Kenneth W. Janosick
Senior Vice President,
Small Business Solutions

Richard K. Stecklair
Senior Vice President,
Corporate Payment Solutions

Gregory S. Strzegowski
Senior Vice President,
Corporate Development

Hilary A. Rapkin
Senior Vice President,
General Counsel and
Corporate Secretary

Robert C. Cornett
Senior Vice President,
Human Resources

CORPORATE HEADQUARTERS

Wright Express Corporation
97 Darling Avenue
South Portland, ME 04106
Phone: (207) 773-8171
Toll Free: (800) 761-7181
Email: newsroom@wrightexpress.com
URL: www.wrightexpress.com

TRANSFER AGENT

American Stock Transfer
& Trust Company
59 Maiden Lane, Plaza Level
New York, NY 10038
(866) 668-6550

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022

ATTORNEYS

Wilmer Cutler Pickering Hale
and Dorr LLP
60 State Street
Boston, MA 02109
(617) 526-6000

STOCK HOLDERS' MEETING

Date: May 18, 2012
Time: 8:00 a.m.

Location:
Wright Express Long Creek Campus
225 Gorham Road
South Portland, Maine
Phone: (207) 773-8171
Toll Free: (800) 761-7181

TICKER SYMBOL

NYSE WXS

INVESTOR RELATIONS

Michael E. Thomas
Vice President, Finance and Investor Relations
207-523-6743
Michael_Thomas@wrightexpress.com

FORM 10-K

A copy of the Company's Form 10-K, filed with the Securities and Exchange Commission, is available without charge upon written request to: Wright Express Corporation, Investor Relations, 97 Darling Avenue, South Portland, ME 04106; by calling (866) 230-1633; or by emailing investors@wrightexpress.com.



Wright Express Corporation

97 Darling Avenue
South Portland, ME 04106
Phone: (207) 773-8171
Toll Free: (800) 761-7181
newsroom@wrightexpress.com
www.wrightexpress.com